Exhibit 99.2

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND

REPLACED WITH “[…***…]” BECAUSE IT IS NOT MATERIAL AND WOULD BE COMPETITIVELY

HARMFUL IF PUBLICLY DISCLOSED.

OPTION, LICENSE AND COLLABORATION AGREEMENT

by and between

Galapagos NV

and

Gilead Sciences, Inc.

dated as of July 14, 2019

Option, License and Collaboration Agreement

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Option, License and Collaboration Agreement

List of Appendices

Appendix A	Definitions

List of Schedules

Schedule A:	Access Territory
Schedule B:	Excluded Programs
Schedule C:	Existing Galapagos Third Party Obligations Schedule
Schedule D:	Structure of GLPG1690
Schedule E:	Structure of GLPG1972
Schedule F:	Galapagos Option Exercise Representations
Schedule G:	Galapagos Programs Existing as of the Execution Date and their Collaboration Targets
Schedule H:	Galapagos Territory
Schedule I:	Qualifying Data Package
Schedule J:	Form of Security Agreement
Schedule 3.1(b):	Initial R&D Plan and Budget for Autotaxin Program
Schedule 8.10-1	Shared Program Process Definitions
Schedule 8.10-2	Shared Program Process
Schedule 8.10-3	Baseball Arbitration Bookends
Schedule 11.2:	Galapagos Schedule of Exceptions
[…***…]
Schedule 13.3(a):	Form of Press Release

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OPTION, LICENSE AND COLLABORATION AGREEMENT

THIS OPTION, LICENSE AND COLLABORATION AGREEMENT (this “Agreement”) is entered into as of July 14, 2019 (the “Execution Date”) by and between GALAPAGOS NV, a corporation organized under the laws of Belgium and having its principal place of business at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (“Galapagos”), and GILEAD SCIENCES, INC., a Delaware corporation having its principal place of business at 333 Lakeside Drive, Foster City, CA, 94404, USA (“Gilead”). Galapagos and Gilead are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” For purposes of this Agreement, the capitalized terms defined in Appendix A or in other provisions of this Agreement shall have the meanings provided in Appendix A or such other provisions.

BACKGROUND

WHEREAS, Galapagos is in the business of discovering, researching and developing biopharmaceutical products, including conducting Galapagos Programs (as defined below);

WHEREAS, Galapagos Controls (as defined below) and may in the future Control certain intellectual property and other rights relating to the discovery, research and development of biopharmaceutical products, including the Galapagos Programs;

WHEREAS, Galapagos wishes to grant, and Gilead wishes to accept, effective as of the Effective Date, a research and development license under the Galapagos IP as contemplated herein;

WHEREAS, Galapagos wishes to grant, and Gilead wishes to accept, an Option to collaborate with respect to each Galapagos Program (each, as defined below) as contemplated herein, which Option will become exercisable upon the completion of the first Phase 2 Clinical Trial (or if there is no Phase 2 Clinical Trial, Phase 3 Clinical Trial) for all Galapagos Products in such Galapagos Program;

WHEREAS, the Parties will co-develop any Optioned Molecules and Optioned Products (each, as defined below) with respect to each Galapagos Program that becomes an Optioned Program and, subject to global coordination and under the oversight of the JCC (as defined below) as contemplated hereunder, each Party will have the right to Commercialize the Optioned Products in its Respective Territory (each, as defined below);

WHEREAS, Galapagos and Gilead have agreed to collaborate on the Autotaxin Program (as defined below), including GLPG1690, on and after the Effective Date, as contemplated herein; and

WHEREAS, simultaneous with the execution and delivery of this Agreement, the Parties have entered into that certain Subscription Agreement by and between Galapagos and an Affiliate of Gilead (including the warrants attached thereto, the “Subscription Agreement”), which provides for the issuance by Galapagos, and the subscription by Gilead, of a number of Galapagos’ ordinary shares and of warrants to purchase shares.

NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

Option, License and Collaboration Agreement

ARTICLE I

GOVERNANCE

1.1 Joint Steering Committee.

(a) Formation; Composition. The Parties hereby establish a joint steering committee (the “Joint Steering Committee” or “JSC”), which shall have the responsibilities set forth in Section 1.1(b). Each Party shall initially appoint four (4) representatives to the JSC, all of whom will have sufficient seniority within such Party to make decisions arising within the scope of the JSC’s responsibilities and each of whom shall have experience in one of the following functions: research, development, commercialization and manufacturing. The Parties shall notify each other of their respective initial representatives to the JSC within […***…] Business Days after the Effective Date. The JSC may change its size from time to time if agreed by consensus among its members; provided that the JSC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JSC representatives at any time upon written notice to the other Party. Either Party may invite non-members to participate in the discussions and meetings of the JSC provided notice is given to the other Party, and such non-members shall (i) be subject to confidentiality obligations at least as stringent as those set forth in ARTICLE XIII and (ii) have no voting authority at the JSC. The JSC shall have a chairperson, who shall serve for a term of one (1) year, and who shall be selected alternately, on an annual basis, by Galapagos or Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JSC. The chairperson shall have no additional powers or rights beyond those held by the other JSC representatives.

(b) Responsibilities.

(i) Generally. The JSC shall have the following general responsibilities:

(A) discuss the activities of the Parties under this Agreement;

(B) serve as a forum for the sharing of information with respect to each Galapagos Program;

(C) review, discuss and, if applicable, provide comments on any materials or information delivered to the JSC pursuant to this Agreement;

(D) review and approve press releases submitted to the JSC by the JCRC; and

(E) attempt to resolve disputes within the JSC or presented to the JSC by the JDC, JCC, JCRC or any other Committee.

(ii) For Galapagos Programs. Without limitation to the foregoing, with respect to each Galapagos Program, the JSC shall determine whether a Clinical Trial constitutes a Triggering Clinical Trial and whether and when a Qualifying Data Package has been delivered, in each case, for such Galapagos Program as further described in Sections 2.3(c) and 2.3(d).

Option, License and Collaboration Agreement

(iii) For Optioned Programs. Without limitation to the foregoing, the JSC shall have the following responsibilities with respect to each Optioned Program:

(A) monitor and provide strategic oversight of such Optioned Program and facilitate communications between the Parties with respect to the Development, Manufacture and Commercialization of Optioned Molecules and Optioned Products included in such Optioned Program;

(B) review and approve the R&D Plan and Budget, Global Manufacturing Plan and Budget and Global Commercialization Plan and Budget for such Optioned Program and, in each case, any amendments thereto proposed by the applicable Committee, provided that the final initial draft R&D Plan and Budget for the Autotaxin Program agreed by the Parties prior to the Effective Date shall be deemed approved by the JSC;

(C) review and approve the design of each Phase 2 Clinical Trial and Phase 3 Clinical Trial and any Phase 4 Clinical Trials in each case included in the R&D Plan and Budget and Mutual Post-Approval Commitments that are Initiated with respect to such Optioned Program after the Initial Option Closing for such Optioned Program;

(D) discuss strategies regarding intellectual property and new indications for such Optioned Program;

(E) in accordance with Section 7.2(d), review and discuss any Independent Activities Plan with respect to such Optioned Program; and

(F) allocate responsibility between the Parties with respect to any Mutual Post-Approval Commitments; which, unless mutually agreed, shall provide for Galapagos conduct of activities in the Galapagos Territory and Gilead conduct of activities in the Gilead Territory.

(c) Meetings. The JSC shall meet at least once per calendar quarter during the Term unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JSC, the Alliance Manager of the Party whose representative is the chairperson, in collaboration with the chairperson of the JSC, shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JSC by providing at least […***…] Business Days (or, in the case of meetings to determine if a Clinical Trial constitutes a Triggering Clinical Trial or, if or when a Qualifying Data Package has been delivered, […***…] Business Days) prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JSC and Alliance Managers of each Party to provide the members of the JSC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision on the matters to be considered. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring JSC consideration. The JSC may meet in-person, by videoconference or by teleconference. Notwithstanding the foregoing, at least one (1) meeting per calendar year shall be in-person unless the Parties mutually agree in writing to waive such requirement. In-person JSC meetings will be held at locations alternately selected by Galapagos and by Gilead, with […***…] selecting the location of the first in-person JSC meeting, or at any other location mutually agreed by the members of the JSC. Each Party shall bear the cost and expense of its respective JSC members’ participation in JSC meetings. Meetings of the JSC shall be effective only if at least two (2) representatives of each Party (which representatives are not such Party’s Alliance Manager) are present or participating in such meeting. The Alliance Manager of the Party whose representative is the chairperson shall be responsible for preparing reasonably detailed written minutes of all JSC meetings that reflect material decisions made and action items identified at such meetings. Such Alliance Manager shall send draft meeting minutes to each member of the JSC for review and approval within […***…] Business Days after each JSC meeting. Such minutes shall be deemed

Option, License and Collaboration Agreement

approved unless one (1) or more members of the JSC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case such Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JSC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. If agreed upon by the JSC, the minutes shall be promptly signed by the Alliance Managers.

(d) Decision-Making. The representatives from each Party on the JSC shall have, collectively, one (1) vote on behalf of that Party, and, subject to Section 3.7(c)(vii), all decisions shall be made by consensus. Disputes at the JSC shall be handled in accordance with Section 1.5.

1.2 Joint Development Committee.

(a) Formation; Composition. Within […***…] days after the Effective Date, the Parties shall establish a joint development committee (the “Joint Development Committee” or “JDC”), which shall have the responsibilities set forth in Section 1.2(b). Each Party shall initially appoint three (3) representatives to the JDC, with each representative having knowledge and expertise in the development of compounds, Molecules and products similar to the Galapagos Molecules, Galapagos Products, Optioned Molecules and Optioned Products and having sufficient seniority within such Party to make decisions arising within the scope of the JDC’s responsibilities. The JDC may change its size from time to time if agreed by consensus among its members; provided that the JDC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JDC representatives at any time upon written notice to the other Party. Either Party may invite non-members to participate in the discussions and meetings of the JDC provided notice is given to the other Party and such non-members shall (i) be subject to confidentiality obligations at least as stringent as those set forth in ARTICLE XIII and (ii) have no voting authority at the JDC. The JDC shall have a chairperson, who shall serve for a term of one (1) year, and who shall be selected alternately, on an annual basis, by Galapagos or Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JDC, but the chairperson shall have no additional powers or rights beyond those held by the other JDC representatives.

(b) Responsibilities.

(i) Generally. The JDC shall have the following general responsibilities:

(A) serve as a forum for the sharing of information with respect to the Development and Manufacture of Galapagos Molecules, Galapagos Products, Optioned Molecules and Optioned Products included in each Galapagos Program and Optioned Program (as applicable); and

(B) review, discuss and, if applicable, provide comments on any materials or information delivered to the JDC pursuant to this Agreement.

(ii) For Pre-Program Activities and Galapagos Programs. Without limitation to the foregoing, the JDC shall have the following responsibilities with respect to Pre-Program Activities and each Galapagos Program:

(A) serve as a forum for the sharing of information with respect to Galapagos R&D Activities, including to discuss the results of any Galapagos R&D Activities provided to the JDC pursuant to Section 2.3, the results of any target screens requested by Gilead pursuant to Section 2.5 or any Gilead Contributions; and

Option, License and Collaboration Agreement

(B) with respect to each Galapagos Program, during the period commencing on delivery of the Option Exercise Notice for such Galapagos Program and ending on the applicable Option Exercise Closing with respect to each country in the Territory for such Galapagos Program, to the extent permitted by Applicable Law, the JDC shall plan for the transition to Gilead of any Development and Manufacturing activities that will be assigned to Gilead by the JSC under the R&D Plan and Budget or the Global Manufacturing Plan and Budget, in each case, for such Galapagos Program once it becomes an Optioned Program.

(iii) For Optioned Programs. Without limitation to the foregoing, the JDC shall have the following responsibilities with respect to each Optioned Program:

(A) monitor and provide strategic oversight of the Development activities of the Parties with respect to Optioned Molecules and Optioned Products included in such Optioned Program (including the conduct of the R&D Plan and Budget) and facilitate communications between the Parties with respect to such Development activities, including with respect to any discussions with, and commitments to or agreements with, Regulatory Authorities (including post-approval commitments) with respect to any such Optioned Product;

(B) monitor and provide strategic oversight of the Manufacturing activities of the Parties with respect to Optioned Molecules and Optioned Products included in such Optioned Program (including the conduct of the Global Manufacturing Plan and Budget and formulation, validation, scale up, and other activities to maintain supply for Development), and facilitate communications between the Parties with respect to such Manufacturing activities;

(C) prepare the R&D Plan and Budget and Global Manufacturing Plan and Budget for such Optioned Program, in each case, for review and approval by the JSC;

(D) review and approve the final substance and form of each Publication covering activities (or the results thereof) in any R&D Plan and Budget or Independent Activities Plan;

(E) review, at least annually, the R&D Plan and Budget and Global Manufacturing Plan and Budget for such Optioned Program, and, in each case, suggest any applicable amendments thereto for review and approval by the JSC;

(F) discuss when to initiate or discontinue any Clinical Trial or Nonclinical Study under the R&D Plan and Budget for such Optioned Program; provided that nothing herein is intended to limit a Party’s ability to comply with Applicable Law or manage subject safety;

(G) review the conduct of all Clinical Trials and Nonclinical Studies conducted under the R&D Plan and Budget for such Optioned Program, including any Requested or Required Phase 4 Clinical Trials and any Mutual Post-Approval Commitments, in each case, included in such R&D Plan and Budget;

(H) agree upon a Technology Transfer Plan for such Optioned Program;

(I) in accordance with Section 7.2(b), review and discuss any Independent Activities Plan with respect to such Optioned Program, and present any such Independent Activities Plan and any comments with respect thereto to the JSC for its review and discussion;

Option, License and Collaboration Agreement

(J) review the progress of any Independent Activities with respect to such Optioned Program; and

(K) serve as a forum to discuss interactions with key opinion leaders and patient advocacy groups.

(c) Meetings. The JDC shall meet at least once per calendar quarter during the Term unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JDC, the Alliance Manager of the Party whose representative is the chairperson, in collaboration with the chairperson of the JDC, shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JDC by providing at least […***…] Business Days prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JDC and Alliance Managers of each Party to provide the members of the JDC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision on the matters to be considered. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring JDC attention. The JDC may meet in-person, by videoconference or by teleconference. Notwithstanding the foregoing, at least one (1) meeting per calendar year shall be in-person unless the Parties mutually agree in writing to waive such requirement. In-person JDC meetings will be held at locations alternately selected by Galapagos and by Gilead, with Gilead selecting the location of the first in-person JDC meeting, or at any other location mutually agreed by the members of the JDC. Each Party shall bear the cost and expense of its respective JDC members’ participation in JDC meetings. Meetings of the JDC shall be effective only if at least two (2) representatives of each Party (which representatives are not such Party’s Alliance Manager) are present or participating in such meeting. The Alliance Manager of the Party whose representative is the chairperson shall be responsible for preparing reasonably detailed written minutes of all JDC meetings that reflect material decisions made and action items identified at such meetings. Such Alliance Manager shall send draft meeting minutes to each member of the JDC for review and approval within […***…] Business Days after each JDC meeting. Such minutes shall be deemed approved unless one (1) or more members of the JDC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case such Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JDC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. If agreed upon by the JDC, the minutes shall be promptly signed by the Alliance Managers.

(d) Galapagos Program Updates. At least once per calendar quarter Galapagos shall, through the JDC, provide an update regarding the Galapagos Programs, […***…]. At least once per calendar quarter Gilead shall, through the JDC, provide an update regarding the Gilead Contributions per Section 2.3(f).

(e) Decision-Making. Subject to the remainder of this Section 1.2(e), Section 1.5 and Section 3.7(c)(vii), the JDC shall act by consensus on matters within its jurisdiction. The representatives from each Party on the JDC shall have, collectively, one (1) vote on behalf of that Party. If the JDC cannot reach consensus on an issue over which it has decision-making authority within […***…] days after the first meeting in which such issue was raised, then either Party may refer such matter to the JSC for resolution in accordance with Sections 1.1(d) and 1.5, except for any dispute regarding the final substance and form of any Publication covering activities (or the results thereof) in any R&D Plan and Budget or Independent Activities, which dispute shall be escalated pursuant Section 1.5(b)(ii)(B)(4) without escalation to the JSC.

Option, License and Collaboration Agreement

1.3 Joint Commercialization Committee.

(a) Formation; Composition. Within […***…] days after the Effective Date, the Parties shall establish a joint commercialization committee (the “Joint Commercialization Committee” or “JCC”) to oversee Commercialization of Optioned Products. Each Party shall initially appoint three (3) representatives to the JCC, with each representative having knowledge and expertise in the commercialization of products similar to the Optioned Products and having sufficient seniority within such Party to make decisions arising within the scope of the JCC’s responsibilities. The JCC may change its size from time to time if agreed by consensus among its members; provided that the JCC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JCC representatives at any time upon written notice to the other Party. Either Party may invite non-members to participate in the discussions and meetings of the JCC provided notice is given to the other Party and such non-members shall (i) be subject to confidentiality obligations at least as stringent as those set forth in ARTICLE XIII and (ii) have no voting authority at the JCC. The JCC shall have a chairperson, who shall serve for a term of one (1) year, and who shall be selected alternately, on an annual basis, by Galapagos or Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JCC, but the chairperson shall have no additional powers or rights beyond those held by the other JCC representatives.

(b) Responsibilities. The JCC shall have the following responsibilities with respect to each Optioned Program:

(i) prepare the Global Commercialization Plan and Budget for such Optioned Program and amendments thereto, in each case, for review and approval by the JSC;

(ii) review, at least once every […***…] months, the Global Commercialization Plan and Budget for such Optioned Program and suggest any applicable amendments thereto for review and approval by the JSC;

(iii) (A) oversee the establishment of a Global Optioned Product Trademark throughout the Territory in accordance with Sections 5.2(b) and 10.9(a), (B) determine the allocation between the Parties of the ownership of and the control of obtaining, maintaining, enforcing and defending the Global Optioned Product Trademarks and (C) establish each Party’s strategy to use the Global Optioned Product Trademarks in connection with the Commercialization of the applicable Optioned Products;

(iv) review any Global Promotional Materials;

(v) review and discuss uses of the Global Optioned Product Trademarks with respect to Optioned Products included in such Optioned Program in accordance with Sections 5.2(b) and 10.9(a);review and approve any proposed Regional Optioned Product Trademarks with respect to Optioned Products included in such Optioned Program in accordance with Section 10.9(b);

(vi) discuss and agree upon any issues set forth in Section 5.3 with respect to such Optioned Program, and agree upon any methods to address such issues; and

(vii) serve as a forum to discuss plans for appointing Distributors by either Party or any of its Affiliates for one (1) or more countries in such Party’s Respective Territory.

Option, License and Collaboration Agreement

(c) Meetings. The JCC shall meet at least once per calendar quarter during the Term unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JCC, the Alliance Manager of the Party whose representative is the chairperson, in collaboration with the chairperson of the JCC, shall prepare and circulate an agenda for such meeting; provided, however, that either Party shall be free to propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JCC by providing at least […***…] Business Days prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JCC and Alliance Managers of each Party to provide the members of the JCC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision on the matters to be considered. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring JCC consideration. The JCC may meet in-person, by videoconference or by teleconference. Notwithstanding the foregoing, at least one (1) meeting per calendar year shall be in-person unless the Parties mutually agree in writing to waive such requirement. In-person JCC meetings will be held at locations alternately selected by Galapagos and by Gilead, with […***…] selecting the location of the first in-person JCC meeting, or at any other location mutually agreed by the members of the JCC. Each Party shall bear the cost and expense of its respective JCC members’ participation in JCC meetings. Meetings of the JCC shall be effective only if at least two (2) representatives of each Party (which representatives are not such Party’s Alliance Manager) are present or participating in such meeting. The Alliance Manager of the Party whose representative is the chairperson shall be responsible for preparing reasonably detailed written minutes of all JCC meetings that reflect material decisions made and action items identified at such meetings. Such Alliance Manager shall send draft meeting minutes to each member of the JCC for review and approval within […***…] Business Days after each JCC meeting. Such minutes shall be deemed approved unless one (1) or more members of the JCC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case such Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JCC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. If agreed upon by the JCC, the minutes shall be promptly signed by the Alliance Managers.

(d) Decision-Making. Subject to the remainder of this Section 1.3(d), Section 1.5 and Section 3.7(c)(vii), the JCC shall act by consensus on matters within its jurisdiction. The representatives from each Party on the JCC shall have, collectively, one (1) vote on behalf of that Party. If the JCC cannot reach consensus on an issue over which it has decision-making authority within […***…] days after the first meeting in which such issue was raised, then either Party may refer such matter to the JSC for resolution in accordance with Sections 1.1(d) and 1.5.

1.4 Joint Communication Review Committee.

(a) Formation; Composition. Within […***…] days after the Effective Date, the Parties shall establish a joint communications review committee (the “Joint Communication Review Committee” or “JCRC”) to oversee publications and other public communications related to Optioned Programs (including Optioned Molecules and Optioned Products). Each Party shall initially appoint three (3) representatives to the JCRC, with each representative having knowledge and expertise in the communications related to products similar to the Optioned Products and having sufficient seniority within such Party to make decisions arising within the scope of the JCRC’s responsibilities. The JCRC may change its size from time to time if agreed by consensus among its members; provided that the JCRC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JCRC representatives at any time upon written notice to the other Party. Either Party may invite non-members to participate in the discussions and meetings of the JCRC provided notice is given to the other Party and such non-members shall (i) be subject to confidentiality obligations at least as stringent as those set forth in ARTICLE XIII and (ii) have no voting authority at the JCRC. The JCRC shall have a

Option, License and Collaboration Agreement

chairperson, who shall serve for a term of one (1) year, and who shall be selected alternately, on an annual basis, by Galapagos or Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JCRC, but the chairperson shall have no additional powers or rights beyond those held by the other JCRC representatives.

(b) Responsibilities. The JCRC shall have the following responsibilities with respect to each Optioned Program:

(i) serve as a forum to discuss long term strategies and policies regarding press releases, Publications, conferences, and other public communications for Optioned Programs;

(ii) serve as a forum to discuss conference attendance in accordance with Section 5.5;

(iii) serve as a forum to discuss interactions with the medical community and patient advocacy groups;

(iv) review and, where required by Section 13.4(a), approve each Party’s Publication plan;

(v) review Publications for Optioned Programs;

(vi) conduct initial review of draft press releases and submit the same to the JSC for final approval; and

(vii) coordinate communications with the medical community regarding such Optioned Program, including what information will be disclosed regarding such Optioned Program.

(c) Meetings. The JCRC shall meet at least once per calendar quarter during the Term unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JCRC, the Alliance Manager of the Party whose representative is the chairperson, in collaboration with the chairperson of the JCRC, shall prepare and circulate an agenda for such meeting; provided, however, that either Party shall be free to propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JCRC by providing at least […***…] Business Days prior written notice to the other Party if such Party reasonably believes that a Publication, press release, or other communication or significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JCRC and Alliance Managers of each Party to provide the members of JCRC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision on the matters to be considered. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring JCRC consideration. The JCRC may meet in-person, by videoconference or by teleconference. Notwithstanding the foregoing, at least one (1) meeting per calendar year shall be in-person unless the Parties mutually agree in writing to waive such requirement. In-person JCRC meetings will be held at locations alternately selected by Galapagos and by Gilead, with […***…] selecting the location of the first in-person JCRC meeting, or at any other location mutually agreed by the members of the JCRC. Each Party shall bear the cost and expense of its respective JCRC members’ participation in JCRC meetings. Meetings of the JCRC shall be effective only if at least two (2) representatives of each Party (which representatives are not such Party’s Alliance Manager) are present or participating in such meeting. The Alliance Manager of the Party whose representative is the chairperson shall be responsible for preparing reasonably detailed written minutes of all JCRC meetings that reflect material decisions made and action items identified at

Option, License and Collaboration Agreement

such meetings. Such Alliance Manager shall send draft meeting minutes to each member of the JCRC for review and approval within […***…] Business Days after each JCRC meeting. Such minutes shall be deemed approved unless one (1) or more members of the JCRC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case such Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JCRC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. If agreed upon by the JCRC, the minutes shall be promptly signed by the Alliance Managers. The JCRC may establish ad hoc procedures for approval of Publications outside of the JCRC meetings.

(d) Decision-Making. Subject to the remainder of this Section 1.4(d), Section 1.5 and Section 3.7(c)(vii), the JCRC shall act by consensus on matters within its jurisdiction. The representatives from each Party on the JCRC shall have, collectively, one (1) vote on behalf of that Party. If the JCRC cannot reach consensus on an issue over which it has decision-making authority within […***…] days after the first meeting in which such issue was raised, then either Party may refer such matter to the JSC for resolution in accordance with Sections 1.1(d) and 1.5.

1.5 Resolution of Committee Disputes.

(a) Within Committees. Subject to Section 3.7(c)(vii), if a dispute arises with respect to a matter within the decision-making jurisdiction of a Committee other than the JSC that cannot be resolved within the applicable Committee, then either Party may refer such dispute to the JSC for resolution in accordance with Section 1.1(d) and this Section 1.5. For clarity, any dispute with respect to a matter that is outside the jurisdiction of a Committee, including any dispute with respect to any alleged failure to perform, or breach of, this Agreement, or any issue relating to the interpretation or application of this Agreement shall be resolved pursuant to Section 15.1(b), and not pursuant to this Section 1.5.

(b) Within the JSC.

(i) Pre-Program Activities and Galapagos Programs.

(A) Galapagos Programs Generally. For each Galapagos Program, if the JSC cannot reach consensus on a matter within its jurisdiction (including any matter referred to it by any other Committee) within […***…] Business Days (or […***…] Business Days for Qualifying Data Package disputes) after a Party affirmatively states in writing that a decision must be made, then such dispute shall be decided in accordance with Section 1.5(b)(i)(B), 1.5(b)(i)(C) or Section 1.5(b)(i)(D), as applicable.

(B) Disputes Regarding Pre-Program Activities. If such dispute relates to any Pre-Program Activities, then […***…] shall have final decision-making authority; provided that […***…] shall not have the right to exercise such final decision-making authority in a manner that would require […***…].

(C) Disputes Regarding Triggering Clinical Trial or Qualifying Data Package Determination. If such dispute is regarding whether a Clinical Trial constitutes a Triggering Clinical Trial or whether or when a Qualifying Data Package has been delivered, in each case, for any Galapagos Program, then either Party may refer such dispute to the Parties’ Subject Matter Experts for Development after the […***…] Business Day after a Party requests a meeting of the JSC to make such a determination. Following such referral, such Subject Matter Experts shall attempt to reach consensus on such dispute during a period of […***…] Business Days, and any final decision agreed to in writing by

Option, License and Collaboration Agreement

the Subject Matter Experts with respect to such dispute shall be binding on the Parties. If such Subject Matter Experts cannot reach consensus on such dispute within such period, then either Party may refer such dispute to the Executive Officers of the Parties for resolution. Following referral to the Executive Officers, the Executive Officers shall attempt to reach consensus on such dispute during a period of […***…] Business Days thereafter, and any final decision agreed to in writing by the Executive Officers with respect to such dispute shall be binding on the Parties. If the Executive Officers cannot reach consensus on such dispute within such period or if for any other reason such dispute is unresolved for more than […***…] Business Days after the initial referral of such dispute to the Parties’ Subject Matter Experts, then either Party may refer such dispute for resolution […***…].

(D) Other Disputes. Except as provided in Section 1.5(b)(i)(A), 1.5(b)(i)(B) or 1.5(b)(i)(C), for any other dispute within the decision-making jurisdiction of the JSC with respect to a Galapagos Program, either Party may refer such dispute to the Executive Officers for resolution. Following referral to the Executive Officers, the Executive Officers shall attempt to reach consensus on such dispute during a period of […***…] Business Days thereafter, and any final decision agreed to in writing by the Executive Officers with respect to such dispute shall be binding on the Parties. If the Executive Officers cannot reach consensus on such dispute within such period, then […***…] shall have final decision-making authority; provided that […***…] shall not have the right to exercise such final decision-making authority in a manner that would require […***…].

(ii) Optioned Programs.

(A) Generally. Subject to Section 10.3, for each Optioned Program, if the JSC cannot reach consensus on any matter within its jurisdiction (including any matter referred to it by any other Committee) within […***…] Business Days after a Party affirmatively states in writing that a decision must be made, then such dispute shall be decided in accordance with […***…], as applicable.

(B) Escalation Procedure. Either Party may refer such dispute to the applicable Subject Matter Experts for each Party. Following such referral, such Subject Matter Experts shall attempt to reach consensus on such dispute during a period of […***…] Business Days thereafter, and any final decision agreed to in writing by the Subject Matter Experts with respect to such dispute shall be binding on the Parties. If such Subject Matter Experts cannot reach consensus on any such dispute within such period, then either Party shall have the right to refer such dispute to the Executive Officers of the Parties for resolution. Following referral to the Executive Officers, the Executive Officers shall attempt to reach consensus on such dispute during a period of […***…] Business Days thereafter, and any final decision agreed to in writing by the Executive Officers with respect to such dispute shall be binding on the Parties. If the Executive Officers cannot reach consensus on any such dispute within such period, then such dispute shall be decided in accordance with the remainder of this Section 1.5(b)(ii)(B).

(1) Disputes Regarding […***…]. If such dispute is regarding the […***…], then (I) […***…] and (II) […***…].

(2) Disputes Regarding […***…]. If such dispute is regarding […***…], then […***…].

(3) Disputes Regarding […***…]. If such dispute is regarding […***…], then either Party may refer such dispute for resolution […***…].

(4) […***…]. If such dispute is regarding […***…], then […***…]. The provisions of Section 1.4 shall be without prejudice to the right and ability of each Party to comply with its disclosure obligations pursuant to Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party (or its parent entity) are listed (or to which an application for listing has been submitted), taking into account the provisions of Section 13.4(b).

Option, License and Collaboration Agreement

(C) Other Disputes. If such dispute is regarding any matter not covered by clauses (1) through (4) above, then either Party may refer such dispute to […***…].

1.6 Good Faith. In conducting themselves on Committees, and in exercising their rights under this ARTICLE I, all representatives of each Party shall consider reasonably and in good faith all input received from the other Party.

1.7 General Committee Authority. Each Committee shall have solely the powers expressly assigned to it in this ARTICLE I and elsewhere in this Agreement. No Committee shall have any power to amend, modify, or waive compliance with this Agreement, or to require a Party to share any information other than as obligated pursuant to this Agreement. It is expressly understood and agreed that the control of decision-making authority by either Party pursuant to this ARTICLE I, so as to resolve a disagreement or deadlock on a Committee for any matter, shall not authorize either Party to perform any function or exercise any decision-making right not delegated to a Committee or such Party, and that neither Galapagos nor Gilead shall have any right to unilaterally modify or amend, or waive its own compliance with, the terms of this Agreement. Provisions that require a Committee hereunder to “agree,” “consent” or “approve” or the like shall require that such agreement, consent, approval or the like be specific and reflected in approved minutes of the Committee. For clarity, no Committee has any power, decision-making authority, or right to receive any information, for any Excluded Programs.

1.8 Additional Committees and Working Groups.

(a) The Parties may agree in writing to establish such additional committees (e.g., a joint manufacturing committee, joint technology transfer committee or a separate JSC, JDC, JCC or JCRC, or other committee that is specific to one or more Galapagos Programs or Optioned Programs) as they mutually deem necessary to achieve the objectives of this Agreement.

(b) Each Committee may establish and delegate duties to directed teams (“Working Groups”) as needed to oversee particular projects or activities (e.g., to prepare initial drafts of the R&D Plan and Budget, Global Manufacturing Plan and Budget, Global Commercialization Plan and Budget, and Technology Transfer Plan). Each such Working Group shall (i) have equal representation from each Party, unless otherwise mutually agreed, (ii) be subject to the approval of, oversight of, and shall report to, the Committee that formed such Working Group, and (iii) have no greater authority than the Committee that formed such Working Group. All decisions of a Working Group shall be by consensus. Any disagreement between the designees of Parties on a Working Group shall be referred to the Committee that formed the Working Group for resolution.

1.9 Appointment of Alliance Managers. Each Party shall appoint an appropriately qualified employee who is not a representative on the JSC to have alliance management responsibility under this Agreement (such employee, an “Alliance Manager”) and who shall attend all Committee meetings as an observer. Such persons shall endeavor to assure clear and responsive communication between the Parties and the effective exchange of information, and may serve as a single point of contact for any matters arising under this Agreement. The Alliance Managers shall not have any authority under this Agreement. Each Alliance Manager may, in his/her discretion, appoint one (1) or more assistant alliance managers and delegate any obligation of such Alliance Manager to any such assistant alliance manager.

1.10 Disbandment. Any Committee or Working Group under this Agreement may be dissolved upon the mutual written agreement of the Parties and as set forth in Section 3.7(c)(vi).

Option, License and Collaboration Agreement

ARTICLE II

GALAPAGOS R&D ACTIVITIES AND OTHER TERMS

2.1 Galapagos R&D Activities. Galapagos shall be solely responsible, in its discretion and at its sole cost and expense, for conducting all (a) Pre-Program Activities and (b) Development activities with respect to Galapagos Programs, including, in each case ((a) and (b)) (as applicable), all applicable pre-clinical and non-clinical research activities, regulatory activities (including filing INDs) and clinical activities (collectively, the “Galapagos R&D Activities”), except to the extent otherwise agreed by the Parties in writing or set forth in this Agreement.

2.2 Gilead Contributions to Galapagos R&D Activities. If mutually agreed by the Parties in writing, Gilead may provide, […***…], support for the Galapagos R&D Activities (collectively, the “Gilead Contributions”) and, for clarity, unless otherwise agreed by the Parties in writing, the terms of ARTICLE X shall apply with respect to any Gilead Contributions, […***…]. If the Parties do not reach agreement on […***…]. For clarity, pursuant to Section 8.5, Galapagos shall retain rights under the Galapagos IP and Joint Collaboration IP to perform any Gilead Contribution that Gilead fails to conduct.

2.3 Information Sharing for Galapagos R&D Activities.

(a) Generally. Galapagos shall keep Gilead reasonably apprised, via the JDC, of any Galapagos R&D Activities by providing: (i) quarterly (A) a report […***…]; (B) any clinical Development plans with respect to each Galapagos Program; (C) any updated versions of any such clinical Development plans, as such updates occur; and (ii) at Gilead’s reasonable request (made no more than quarterly), copies of […***…] with respect to such Significant Pre-Program Activities and each Galapagos Program.

(b) Phase 2 Clinical Trials and Phase 3 Clinical Trials. At least […***…] days prior to Initiating any Phase 2 Clinical Trial or Phase 3 Clinical Trial for a Galapagos Product, Galapagos shall provide to the JDC for review the […***…] any Regulatory Materials Controlled by Galapagos or its Affiliates with respect to such Clinical Trial. No later than […***…] days after the Completion Date of any Phase 2 Clinical Trial or Phase 3 Clinical Trial for a Galapagos Product, Galapagos shall notify the JDC of such Completion Date. Galapagos shall provide Gilead with a copy of the […***…] for such Clinical Trial as soon as reasonably practicable (and in no event later than […***…] days after) completion of the final study report with respect thereto.

(c) Information Provided in Connection with a Triggering Clinical Trial Determination.

(i) In addition to the information shared pursuant to Section 2.3(b), if Galapagos in good faith believes such Clinical Trial is reasonably likely to constitute the Triggering Clinical Trial with respect to the applicable Galapagos Program, then no later than […***…] days after the Initiation of such Clinical Trial (or […***…] days after the Effective Date with respect to any Clinical Trial Initiated prior to the Effective Date that has not reached its Completion Date as of the Effective Date), Galapagos shall (A) establish a Data Room containing, […***…] any Regulatory Materials (including the regulatory correspondence and complete IND for such Clinical Trial) for such Galapagos Program Controlled by Galapagos or its Affiliates with respect to such Clinical Trial (such information with respect to a given Galapagos Program, a “TCT Determination Package”) and (B) notify the JSC and Gilead of such Initiation, which notice shall also include instructions and credentials with which each JSC member and Gilead may access the TCT Determination Package for such Galapagos Program.

Option, License and Collaboration Agreement

(ii) No later than […***…] days after delivery of the information set forth in Section 2.3(c)(i), the JSC shall notify Galapagos that the JSC either agrees or disagrees that such Clinical Trial constitutes a Triggering Clinical Trial. Any dispute regarding the Triggering Clinical Trial status of a Clinical Trial shall be subject to resolution […***…].

(iii) With respect to any Acquired Galapagos Program that constitutes a Galapagos Program upon acquisition or any Excluded Program that becomes an Acquired Galapagos Program and, in either case, […***…] Galapagos shall promptly, and in no case later than […***…] days after the applicable acquisition has closed or the change in status to a Galapagos Program has occurred, as applicable, notify the JSC of such acquisition or change in status, as applicable, and the existence of a potential or deemed Triggering Clinical Trial, such notice to include instructions and credentials with which each JSC member and Gilead may access the TCT Determination Package with respect to such potential or deemed Triggering Clinical Trial. In the case of foregoing clause (A), the JSC shall promptly (in no case later than […***…] days after such notice from Galapagos) make a good faith determination of whether such Clinical Trial constitutes a Triggering Clinical Trial. In the case of foregoing clause (B) or (C), a Triggering Clinical Trial will be deemed to have occurred as of the closing of the applicable acquisition or the change in status to a Galapagos Program, as applicable.

(d) Information Provided in Connection with a Qualifying Data Package Determination. Once a Clinical Trial is determined by the JSC […***…] to be a Triggering Clinical Trial, or a Triggering Clinical Trial is deemed to have occurred, then, no later than […***…] days after such Clinical Trial reaches its Completion Date, Galapagos shall deliver to Gilead […***…] instructions and credentials with which Gilead may access a Data Room containing the data and information required to be included in a Qualifying Data Package with respect to the Galapagos Program that includes such Triggering Clinical Trial; provided that […***…] and Gilead delivers an Option Exercise Notice for such Galapagos Program prior to the Completion Date of the applicable Triggering Clinical Trial, Galapagos shall deliver the documents required to be included in the Qualifying Data Package that are existing and available at such time (and prior to the applicable Initial Option Closing, supplement such Qualifying Data Package with information required to be included promptly upon such information becoming available) for such Galapagos Program no later than […***…] days after the delivery of such Option Exercise Notice by Gilead; provided further that in the event Galapagos applies the Final Term Extension to such Galapagos Program pursuant to Section 14.1, Galapagos shall provide the documents required to be included in the a Qualifying Data Package that are existing and available at such time (and prior to the applicable Initial Option Closing, supplement such Qualifying Data Package with information required to be included promptly upon such information becoming available) at the time that Galapagos notifies Gilead that the Final Term Extension shall apply, solely to the extent such information is existing and available prior to expiration of the Final Term Extension. The JSC shall promptly (and in no case later than […***…] Business Days after such notice from Galapagos) make a good faith determination of whether the information in the Data Room constitutes a complete Qualifying Data Package with respect to such Clinical Trial and Galapagos Program, and the provisions of Section 8.2(b) shall apply.

(e) Data Room Access Generally. Gilead may not provide any Person with access to the Data Room except its Affiliates, and its and its Affiliates’ officers, directors, employees, agents and advisors, in each case, that (A) have a need-to-know in connection with Gilead’s determination of whether it wishes to exercise its Option with respect to the applicable Galapagos Program and (B) are bound (prior to receiving access) by obligations of confidentiality and non-use at least equivalent in scope as those set forth in Section 13.1 and Section 13.2 (except for advisors who must be bound by obligations of confidentiality and non-use that are commercially reasonable).

Option, License and Collaboration Agreement

(f) Gilead Contributions. Gilead shall keep Galapagos reasonably apprised, via the JDC, of any Gilead Contributions, including by (i) promptly disclosing to Galapagos any inventions in the Galapagos Program Period Know-How in accordance with Section 10.1(a), (ii) providing a […***…] report in reasonable detail summarizing the progress with respect to any Gilead Contributions, and (iii) at Galapagos’ reasonable request, providing copies of […***…] that is conceived, discovered, developed, generated or otherwise made by or on behalf of Gilead or its Affiliates in performing such Gilead Contributions.

2.4 Suspension or Termination. If Galapagos determines to Suspend or Terminate all Pre-Program Activities relating to an Active Galapagos Target (as defined on Schedule 8.10-1) (such activities relating to any such Target, “Significant Pre-Program Activities”) or any Galapagos Program, in each case in its entirety, then Galapagos shall promptly notify Gilead of such Suspension or Termination. […***…]. If Galapagos elects to restart or continue such Significant Pre-Program Activities or Galapagos Program, as applicable, then it shall conduct such Significant Pre-Program Activities or Galapagos Program, as applicable, in good faith in accordance with this Agreement. […***…]. For clarity, any Suspension or Termination shall not be deemed a termination of this Agreement or a breach by Galapagos of this Agreement.

2.5 Prior Target Screening Activities. Subject to any obligations Galapagos or its Affiliates may have pursuant to Existing Galapagos Third Party Agreements as of the Execution Date with respect to providing such Third Parties results of target screening activities, within […***…] days following Gilead’s reasonable request through the JDC, to be made no more frequently than once per calendar quarter, Galapagos shall share with Gilead through the JDC, in reasonable detail, the results of any target screening activities of Galapagos or any of its Affiliates that were conducted prior to the Effective Date and that are Controlled by Galapagos or any of its Affiliates; provided that Galapagos shall not disclose to Gilead or any of its Affiliates any […***…] and shall have no obligation to make any disclosures related to any Excluded Program. […***…]. For clarity, nothing in this Section 2.5 is intended to cover any independent program of Gilead or its Affiliates that does not use the results of any such target screening activities. Any requests for results under this Section 2.5, and the results provided in response to such request, shall be documented in the applicable JDC minutes.

2.6 Certain Terms Applicable to Both Galapagos Programs and Optioned Programs.

(a) Clinical Trial Reporting. Each Party agrees that (i) each Clinical Trial conducted with respect to a Galapagos Product or an Optioned Product that is required to be posted pursuant to Applicable Law or applicable industry codes, including the PhRMA Code, on clinicaltrials.gov or any other similar registry shall be so posted, and (ii) all results of such Clinical Trials that are necessary for obtaining a Regulatory Approval for a Galapagos Product or an Optioned Product shall be posted on clinicaltrials.gov and on any other registry with requirements consistent with the registration and publication guidelines of the International Committee of Medical Journal Editors, to the extent required. The Party responsible for conducting any Clinical Trial shall be responsible for the activities described in the preceding sentence with respect to such Clinical Trial.

(b) Development Records. Each Party shall and shall cause its Affiliates to maintain complete and accurate records (in the form of technical notebooks or electronic files where appropriate) of all work conducted by it or on its behalf that constitute Significant Pre-Program Activities or that relate to any Galapagos Program or Optioned Program, and all Information resulting from such work. Such records shall fully and properly reflect all work done and results achieved in the performance of the activities under this Agreement in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Such records shall be maintained in a manner that permits access to, and facilitates the transfer of, such records with respect to each applicable Galapagos Program or Optioned Program on a Galapagos Program-by-Galapagos Program or Optioned Program-by-Optioned Program basis to the extent reasonably practicable. Each Party shall have the right to access such records maintained by the other Party and its Affiliates to the extent reasonably necessary to perform obligations or exercise rights under this Agreement. The JDC shall determine the means by which such access will be provided.

Option, License and Collaboration Agreement

(c) Combination Products.

(i) Covenant Regarding Filgotinib and Gilead Combination Products. Each Party hereby covenants to the other Party, on behalf of itself and its Affiliates, that, except under a Combination Product Activities Agreement or the Filgotinib Agreement, it and its Affiliates shall not […***…].

(ii) Gilead Covenant Regarding Combinations involving Excluded Programs and Other Non-Optioned Products. Gilead hereby covenants to Galapagos, on behalf of itself and its Affiliates, that it and its Affiliates shall not […***…].

(iii) Combination Product Activities Agreements. If the Parties mutually desire to conduct Combination Product Activities, then […***…].

(iv) For clarity, this Section 2.6(c) shall not restrict Galapagos from conducting any activities in or for its Respective Territory […***…].

(d) Materials. Except as otherwise agreed by the Parties in writing, including in any Ancillary Agreement, any biological or chemical materials, including samples, provided by or on behalf of a Party or any of its Affiliates to the other Party or any of its Affiliates in connection with this Agreement shall remain the property of the Party providing such materials, and shall not be provided to any Third Party without the prior written consent of the Party providing such materials (or as otherwise set forth in an applicable Ancillary Agreement, R&D Plan and Budget, Global Manufacturing Plan and Budget or Global Commercialization Plan and Budget) and shall be used by such other Party and its Affiliates solely for the conduct of activities pursuant to this Agreement. Any materials provided under this Agreement are provided “as is” and the Party receiving such materials acknowledges and agrees that such materials are experimental in nature. Upon the request of the Party providing any such materials, the Party receiving such materials shall either return or destroy such materials, in each case, at the request of the providing Party (unless the receiving Party has the right or obligation to use such materials hereunder). Without limiting any of the foregoing, reasonably prior to transferring any materials to the other Party in connection with Pre-Program Activities or Galapagos Programs, each Party may require the other Party to execute a material transfer agreement with respect to such materials, which material transfer agreement shall not be inconsistent with the terms of this Agreement.

ARTICLE III

R&D FOR OPTIONED PROGRAMS

3.1 Initial R&D Plan and Budget.

(a) For each Optioned Program, no later than […***…] days after the Initial Option Closing, the JDC shall (i) review and discuss the high-level principles for the worldwide Development of such Optioned Program, (ii) review and discuss the Development activities each Party proposes to conduct or have conducted for such Optioned Program and (iii) prepare and submit to the JSC for review and approval the R&D Plan and Budget for such Optioned Program; […***…]. Such proposed R&D Plan and Budget shall include any Development activities for such Optioned Program proposed by one Party which the other Party agrees to include in the R&D Plan and Budget for such Optioned Program and may include any other Development activities that the Parties mutually agree to include (including Development activities to be conducted on a global basis or in both Parties’ Respective Territories). Each Party shall

Option, License and Collaboration Agreement

[…***…]. Either Party may propose amendments to an R&D Plan and Budget from time-to-time through its members on the JDC. Unless otherwise mutually agreed by the Parties in writing, each R&D Plan shall provide that each Party shall be responsible for the portion of included Development activities occurring in its Respective Territory; provided that, pursuant to Section 4.2(c), Galapagos shall have the right, but not the obligation, to continue to conduct any Clinical Trials that were being conducted by Galapagos in Gilead Territory at the time the applicable Galapagos Program became an Optioned Program, and such Clinical Trials shall be included in the applicable R&D Plan and Budget.

(b) With respect to each Galapagos Program for which Gilead provides a timely Option Exercise Notice, upon Galapagos’ request at any time during the period beginning upon Gilead’s delivery of such Option Exercise Notice and ending on the Initial Option Closing, the Parties shall work together through the JDC to prepare the initial R&D Plan and Budget that would apply with respect to such Galapagos Program if such Galapagos Program were to become an Optioned Program. A preliminary draft of the initial R&D Plan and Budget for the Autotaxin Program is attached hereto as Schedule 3.1(b) as of the Execution Date.    The Parties agree that Galapagos shall continue to conduct its ongoing Clinical Trials as of the Effective Date, including those being conducted as of the Execution Date by Galapagos for GLPG1690, and such Clinical Trial(s) shall be included in the initial R&D Plan and Budget for the Autotaxin Program.

3.2 Optioned Program R&D Activities. For each Optioned Program, each Party shall conduct the activities assigned to it under the applicable R&D Plan and Budget (such activities, collectively, the “Optioned Program R&D Activities”) and use Commercially Reasonable Efforts to achieve the timelines set forth therein. For any Clinical Trials included in the Optioned Program R&D Activities, at the request of either Party, the Parties will enter into a specific agreement to govern the conduct of such Clinical Trial. The Parties may develop and agree upon a form to cover Clinical Trials conducted hereunder. Without limiting the foregoing, for each Optioned Program, Gilead shall use Commercially Reasonable Efforts to Develop and obtain Regulatory Approval for […***…]. Notwithstanding the foregoing, if the […***…], then Gilead shall (a) deliver a written notice to Galapagos within […***…] days of […***…] notifying Galapagos of the same, (b) use Commercially Reasonable Efforts to (x) […***…] and (y) make a final determination regarding […***…]; provided that Gilead shall make such final determination no later than […***…] months after […***…]; and provided further that Gilead shall keep Galapagos reasonably apprised, via the JDC, of […***…]. Within […***…] days after Gilead has made such final determination, Gilead shall either (i) […***…], or (ii) elect to use Commercially Reasonable Efforts to […***…]. In the case of an election under clause (ii), […***…].

3.3 Covenant with Respect to R&D Activities. Each Party, on behalf of itself and its Affiliates, hereby covenants that neither it nor any of its Affiliates shall conduct any Development activity with respect to any Optioned Molecule or Optioned Product unless […***…].

3.4 Research and Development Reports. Each Party shall keep the JDC reasonably informed regarding the progress and results of Development activities for Optioned Molecules and Optioned Products, including by providing (a) […***…] reports in reasonable detail of results versus goals (as such goals are set forth in the applicable R&D Plan and Budget) as, in the case of each Party, is typically generated by such Party with respect to its product research and development efforts and (b) any information with respect to Independent Activities required to be provided pursuant to Section 7.3(c).

3.5 Clinical Data. Each Party will disclose the Clinical Data from each Clinical Trial that it conducts with respect to any Optioned Programs and any applicable Optioned Product to the other Party no later than […***…] days after the […***…] first become available, subject to Section 13.4(a).

Option, License and Collaboration Agreement

3.6 Development Records. With respect to each Optioned Program, as promptly as reasonably practicable following the Initial Option Closing, Galapagos shall make available to Gilead copies of all records with respect to such Optioned Program maintained by Galapagos pursuant to
Section 2.6(b).

3.7 Galapagos’ Right to Opt-Out.

(a) Subject to Section 3.7(d), with respect to each Optioned Program, if Galapagos desires to cease (i) performance of its obligations under Section 3.2 with respect to the R&D Plan and Budget for such Optioned Program and (ii) sharing of Research and Development Costs with respect to such Optioned Program, then, in each case ((i) and (ii)), Galapagos shall have the right to opt-out of performing such obligations and sharing such Research and Development Costs upon […***…] days’ written notice to Gilead stating that Galapagos is opting-out of such Optioned Program (such notice, with respect to any Optioned Program, an “Opt-Out Notice”).

(b) If Gilead desires to take over any of Galapagos’ ongoing obligations (e.g., Clinical Trials or Manufacturing activities), then Gilead shall provide Galapagos notice (a “Gilead’ Opt-In Notice”) of its intention to do so within […***…] days after receipt of the Opt-Out Notice. In such a case, in anticipation of the effective date of the opt-out, Galapagos shall cooperate with Gilead to transfer to Gilead in an orderly manner those activities that Gilead desires to take over and such activities, once transferred will not be continued by Galapagos pursuant to Section 3.7(d) and reasonably assist Gilead as necessary to enable an orderly assumption of Development, Manufacturing and Commercialization activities with respect to such Optioned Program (and associated Optioned Product(s) and Optioned Molecule(s)). Galapagos may wind down any activities for which Gilead does not timely provide a Gilead’ Opt-In Notice, to the extent not inconsistent with Applicable Law.

(c) Whether or not Gilead is assuming any activities under clause (b), effective as of the effective date of the opt-out:

(i) […***…];

(ii) […***…];

(iii) […***…];

(iv) […***…];

(v) […***…];

(vi) […***…];

(vii) […***…];

(viii) […***…];

(ix) […***…];

(x) […***…];

(xi) […***…]; and

(xii) […***…].

Option, License and Collaboration Agreement

(d) Notwithstanding the foregoing terms of this Section 3.7, with respect to each Optioned Program for which Galapagos delivers an Opt-Out Notice, and for which Gilead timely delivers aa Gilead Opt-In Notice:

(i) with respect to any Clinical Trial for any applicable Optioned Product being conducted by or on behalf of Galapagos that was Initiated prior to the date on which Galapagos provides Gilead the applicable Opt-Out Notice, Galapagos shall, at Gilead’s election, (A) […***…], (B) […***…] or (C) […***…]; and

(ii) with respect to any Clinical Trial for any applicable Optioned Product that was Initiated prior to the date on which Galapagos provides Gilead the applicable Opt-Out Notice and is not an Independent Activity of Galapagos:

(A) the costs and expenses with respect to […***…] shall continue to be treated as Research and Development Costs and shared by the Parties in accordance with the terms of this Agreement; and

(B) Gilead’s diligence obligations under Section 3.2 shall continue with respect to any such Clinical Trial for so long as such costs and expenses with respect thereto are treated as Research and Development Costs and shared by the Parties in accordance with the terms of this Agreement.

If Galapagos delivers an Opt-Out Notice, […***…].

3.8 Secondment. Prior to the secondment of an employee of one Party or any of its Affiliates to the other Party or any of its Affiliates, the Parties shall negotiate in good faith the terms to apply to such secondment.

ARTICLE IV

REGULATORY MATTERS

4.1 Pre-Program Activities and Galapagos Programs.

(a) Ownership of Regulatory Materials. Unless otherwise agreed by the Parties in writing, Galapagos shall solely own all Regulatory Materials and Regulatory Approvals with respect to any Pre-Program Activities or any Galapagos Product.

(b) Responsibility for Regulatory Matters. Unless otherwise agreed by the Parties in writing, Galapagos shall be solely responsible for all regulatory matters relating to any Pre-Program Activities or Galapagos Product.

(c) Costs for Regulatory Affairs. With respect to any Pre-Program Activities and each Galapagos Program, any costs and expenses incurred in connection with Regulatory Materials (including INDs) with respect thereto, Regulatory Approvals with respect thereto, and regulatory affairs activities with respect to any of the foregoing, shall be borne by Galapagos.

(d) Global Safety Database. With respect to each Galapagos Program, Galapagos shall be responsible for establishing, holding and maintaining the global safety database for the applicable Galapagos Molecules and Galapagos Products, at its sole cost and expense.

Option, License and Collaboration Agreement

4.2 Optioned Programs.

(a) Regulatory Transition.

(i) Assignment and Transfer. For each Optioned Program, subject to Section 4.2(c):

(A) as soon as reasonably practicable after the applicable Initial Option Closing but not later than […***…] months thereafter, Galapagos shall assign and transfer to Gilead or its designated Affiliate the following to the extent Controlled by Galapagos or its Affiliates: […***…]; and

(B) solely with respect to any Regulatory Materials, Regulatory Approvals or safety or clinical database with respect to any applicable Optioned Product in a country that becomes part of the Gilead Territory for such Optioned Program after the Initial Option Closing for such Optioned Program, as soon as reasonably practicable after the Option Exercise Closing for such country for such Optioned Program, but not later than […***…] months thereafter, Galapagos shall assign and transfer to Gilead the following to the extent Controlled by Galapagos or its Affiliates:
[…***…].

Each Party shall submit all filings, letters and other documentation to the applicable Regulatory Authorities as necessary to effect such assignments and transfers, and the Parties shall cooperate in good faith to expedite such assignments and transfers and shall take or cause to be taken such steps as necessary to minimize any delay with respect thereto and in the event that such an assignment or transfer has not occurred and this causes a delay in the performance of activities hereunder, then Galapagos will cooperate and take such reasonable actions as needed to mitigate the effects of such delay and to expedite the performance of such activities. With respect to each Optioned Program and each item set forth in this Section 4.2(a)(i) to be assigned and transferred to Gilead, until the date that such assignment and transfer becomes effective (the “Regulatory Transition Date”), Galapagos shall, under the direction of Gilead, handle all matters involving interactions with a Regulatory Authority with respect to such item. […***…].

(ii) Copies of Documentation and Databases. Except to the extent such information has already been assigned and transferred to Gilead pursuant to Section 4.2(a)(i), for each Optioned Program, as soon as reasonably practicable but not later than […***…] months after the applicable Initial Option Closing, or earlier as required by Applicable Law, Galapagos shall provide to Gilead: (A) copies of all Regulatory Materials and Regulatory Approvals in the Territory with respect to any applicable Optioned Product and (B) copies of any safety or clinical databases with respect to any applicable Optioned Product in the Territory, in each case ((A) and (B)), Controlled by Galapagos.

(b) Ownership of Regulatory Materials. Subject to Section 7.4(b), for each Optioned Program, unless otherwise agreed by the Parties in writing, the Party conducting any Clinical Trial for any applicable Optioned Product shall solely own Regulatory Materials with respect to such Clinical Trial. Subject to the preceding sentence and Section 7.4(b), for each Optioned Program, unless otherwise agreed by the Parties in writing, each Party shall solely own all Regulatory Materials and Regulatory Approvals for any Optioned Product in its Respective Territory.

(c) Responsibility for Regulatory Matters and Clinical Trials. Subject to ARTICLE VII, for each Optioned Program, unless otherwise agreed by the Parties in writing, following the Regulatory Transition Date, each Party shall be solely responsible for all regulatory matters (including applications for Regulatory Approval and communications with Regulatory Authorities) and the conduct of all Clinical Trials in its Respective Territory. Notwithstanding the foregoing, Galapagos shall continue to conduct (and be responsible for all associated regulatory matters for) any Clinical Trials that were being conducted by Galapagos in the Gilead Territory at the time the applicable Galapagos Program became an Optioned Program.

Option, License and Collaboration Agreement

(d) Communications with Regulatory Authorities. With respect to each Optioned Program, within […***…] Business Days after receipt of any Major Market Material Regulatory Communication with respect to any applicable Optioned Product, the Party receiving such Major Market Material Regulatory Communication shall provide the other Party, a copy of such Major Market Material Regulatory Communication. With respect to any Major Market Material Regulatory Communication, the Party receiving such Major Market Material Regulatory Communication shall allow the other Party at least […***…] Business Days (or such shorter period as may be required by Applicable Law) to review and comment on the proposed response to such Major Market Material Regulatory Communication in advance of the transmission of such response, and shall reasonably consider all comments timely provided by such other Party in connection therewith.

(e) Meetings with Regulatory Authorities. With respect to each Optioned Program, each Party shall provide the other Party with as much advance notice as practicable under the circumstances of all formal meetings and teleconferences with the FDA and EMA pertaining to any applicable Optioned Product. Each Party shall permit the other Party to have, at such other Party’s cost and expense, […***…] representatives of such other Party attend, as observers, such formal meetings and teleconferences with the FDA and EMA pertaining to any applicable Optioned Products.

(f) Submissions and Other Events. With respect to (i) the filing of any IND (or supplement thereto) for an Optioned Product and (ii) the submission of any filings or applications for Regulatory Approval (including orphan drug applications and designations) for an Optioned Product to any Regulatory Authority, in each case ((i) and (ii)), each Party shall notify the other Party reasonably in advance, and in no event less than […***…] days prior to such filing or submission, of the filing Party’s plan for such filing or submission, including timelines that highlight time periods allocated for the non-filing Party’s review of such filing or submission. Such time period for such non-filing Party’s review shall be no less than […***…] Business Days, and such non-filing Party shall be entitled to comment on any portion of such filing or submission, and the filing Party shall reasonably consider all comments provided by the non-filing Party in connection therewith. With respect to each Optioned Program, each Party shall notify the other Party promptly and, in any event, within […***…] days after the occurrence of any of the following events in any Major Market: (i) the filing of any IND (or supplement thereto) for an applicable Optioned Product and the acceptance or other action by a Regulatory Authority with respect thereto; (ii) the submission of any filings or applications for Regulatory Approval (including orphan drug applications and designations) for an applicable Optioned Product to any Regulatory Authority; and (iii) receipt or denial of Regulatory Approval for an applicable Optioned Product. Notwithstanding the foregoing, each Party shall inform the other Party of any such proposed filing, submission, receipt or denial reasonably in advance of, and in no event less than […***…] days prior to, any public disclosure of such event.

(g) Pharmacovigilance; Global Safety Database.

(i) Pharmacovigilance Agreement. With respect to each Optioned Program, the Parties shall negotiate in good faith and enter into a Pharmacovigilance Agreement (“PV Agreement”) in a form to be agreed to by the Parties not later than […***…] days following the date of the applicable Initial Option Closing (and in any event prior to the date on which Gilead first conducts Development of any applicable Optioned Product), which PV Agreement shall define the pharmacovigilance responsibilities of the Parties and include safety data exchange procedures governing the coordination of collection, investigation, reporting and exchange of information concerning any adverse experiences, and any product complaints associated with adverse experiences, related to any applicable Optioned Product sufficient to enable each Party to comply with its obligations under Applicable Law.

Option, License and Collaboration Agreement

(ii) Global Safety Database. With respect to each Optioned Program, […***…] shall have the right, but not the obligation, to be responsible for establishing (if applicable), holding and maintaining the global safety database for the applicable Optioned Products. If requested by Gilead at the […***…] or at any time thereafter, Galapagos shall transfer to Gilead any global safety database that has been established by Galapagos with respect to the applicable Optioned Products. Gilead shall provide Galapagos with, and Galapagos shall have the right to access as to be further defined in the PV Agreement, any such global safety database. Without limitation to the foregoing, in the event that Gilead does not exercise its right to establish any such global safety database (if applicable), or request transfer to Gilead of any such global safety database that has been established by Galapagos, Galapagos shall: (A) upon Gilead’s request (1) cooperate with Gilead to provide Gilead with access to such global safety database established by Galapagos and (2) provide Gilead with copies of any such global safety database established by Galapagos, including any updated copies of any such global safety database after Galapagos has provided to Gilead a copy of such global safety database pursuant to Section 4.2(a)(i) or (B) be responsible for establishing (if applicable), holding and maintaining such global safety database. The Parties agree that at the […***…] following the Effective Date, the JDC shall discuss whether the global safety database for […***…] shall be transferred to Gilead.

(iii) Product Withdrawals and Recalls. With respect to each Optioned Program, if (A) any Regulatory Authority threatens, initiates or advises any action to remove any applicable Optioned Product from the market in the Territory or requires or advises Galapagos, Gilead, or any of their respective Affiliates or Sublicensees to distribute a “Dear Doctor” letter or its equivalent regarding use of any such Optioned Product in the Territory or (B) either Party determines that an event, incident, or circumstance has occurred that may result in the need for a recall or market withdrawal in the Territory, then, in each case ((A) or (B)), Galapagos or Gilead, as applicable, shall, to the extent practicable, notify the other Party of such event or determination immediately, and in any event within […***…] (or sooner if required by Applicable Law) after such Party becomes aware of the event or makes such determination. Each Party shall, to the extent practicable, endeavor to discuss and agree with the other Party whether to recall or withdraw such Optioned Product in the Territory; provided, however, that if such discussion is not practicable or if the Parties fail to agree within an appropriate time period (recognizing the exigencies of the situation), then each Party shall decide whether to recall or withdraw such Optioned Product in its Respective Territory. Each Party shall be responsible, at its sole cost and expense, for conducting any recalls or withdrawals or taking such other necessary remedial actions with respect to Optioned Products in its Respective Territory, except (1) in each Party’s respective Territory, to the extent that the recall or withdrawal is attributable to the negligence, breach or intentional misconduct of the other Party or any of its Affiliates or subcontractors, in which event such other Party shall bear such costs and expenses to the extent of its or its Affiliate’s or subcontractor’s responsibility or (2) in each Party’s respective Territory, solely to the extent set forth in any applicable supply agreement, if any, between such Party (or any of its Affiliates) and the other Party (or any of its Affiliates) with respect to an applicable Optioned Product.

4.3 Ownership of Information Contained in Regulatory Materials and Regulatory Approvals. For clarity, ownership of Regulatory Materials and Regulatory Approvals is not intended, and shall not be construed, to alter ownership of any information contained in such Regulatory Materials and Regulatory Approvals, including any Galapagos Know-How, Gilead Collaboration Know-How or Joint Collaboration Know-How contained therein.

Option, License and Collaboration Agreement

ARTICLE V

COMMERCIALIZATION; MEDICAL AFFAIRS

5.1 Commercialization Responsibility and Diligence.

(a) Each Party shall be solely responsible for all Commercialization activities and costs for Optioned Products in its Respective Territory, except as otherwise set forth in the Global Commercialization Plan and Budget and subject to the oversight of the JCC. For each Optioned Program for which there is an approved Optioned Product, Gilead shall use Commercially Reasonable Efforts to […***…]. If Gilead determines not to launch an approved Optioned Product, fails to launch an approved Optioned Product within […***…] after receipt of approval, including any required pricing approvals, or withdraws the Optioned Product, in each case for reasons other than (a) manufacturing or CMC-related issues, (b) regulatory issues or (c) other activities outside of its control, in each case in […***…] (and there are no other Optioned Products in […***…]) or […***…] (and there are no other Optioned Products in […***…]) it shall provide prompt written notice to Galapagos and Galapagos shall have a right to […***…] with respect to the applicable Optioned Program […***…], as applicable, by […***…] days’ written notice to Gilead.

(b) If, during such notice period, Gilead provides Galapagos with written notice […***…] or claiming that it has launched or relaunched, as applicable, the applicable Optioned Product in […***…], as applicable, and invokes and continues to pursue in good faith the dispute resolution procedures set forth in Section 15.1(b), […***…]. During the pendency of any such dispute, all of the terms and conditions of this Agreement shall remain in effect.

(c) With respect to each Optioned Program, if Gilead decides, in its sole discretion, not to Commercialize any Optioned Product for such Optioned Program in […***…], then Gilead shall notify Galapagos, and upon Galapagos’ written request, the Parties shall enter into a separate agreement that sets forth the terms pursuant to which […***…] shall become part of the Galapagos Territory for such Optioned Program (and, for clarity, […***…] shall no longer be part of the Gilead Territory for such Optioned Program) and […***…] shall be deemed a Terminated Region; provided that, such separate agreement […***…].    If the Parties do not reach agreement on the terms of any such agreement, such terms shall be determined pursuant to Section 15.1(b) and Section 15.2(a).

5.2 Commercialization of Optioned Products.

(a) Global Commercialization Plan and Budget. For each Optioned Product, certain global Commercialization principles, strategies and activities shall be set forth in the global commercialization plan and budget for such Optioned Product, which plan, as well as any applicable amendments thereto, shall be prepared by the JCC (each, a “Global Commercialization Plan and Budget”), and then reviewed and approved by the JSC. For clarity, the Global Commercialization Plan and Budget shall not include any activities specific to a Party’s Respective Territory unless mutually agreed by the Parties in writing. The JCC shall review, at least […***…], the Global Commercialization Plan and Budget for each Optioned Program and suggest any applicable amendments thereto for review and approval by the JSC. The Global Commercialization Plan and Budget for an Optioned Product shall include any agreed global commercial strategy, process for selection of global trademarks, if any, global branding principles, high-level pricing strategy, certain Medical Affairs Activities and a budget for any costs and expenses that the Parties agree to share in connection with the activities set forth in the Global Commercialization Plan and Budget. Each Party shall conduct the activities assigned to it under the Global Commercialization Plan and Budget and shall conduct its Commercialization of the Optioned Products in its Respective Territory in a manner consistent with the Global Commercialization Plan and Budget for the applicable Optioned Program. Notwithstanding the foregoing, each Party shall set the selling prices for each Optioned Product in its sole discretion with respect to its Respective Territory.

(b) Trademarks. For each Optioned Program, the JCC shall conduct the activities set forth in Section 10.9(a) with respect to the Global Optioned Product Trademarks.

Option, License and Collaboration Agreement

(c) Coordination on Global Promotional Materials. If the Parties desire to coordinate on any mutually agreed core marketing, promotional or advertising materials (“Global Promotional Materials”), then the Global Commercialization Plan and Budget shall set forth the Parties’ responsibilities for producing all promotional materials and any updates to those materials. If there are Global Promotional Materials, each Party shall be entitled to an electronic copy of such Global Promotional Materials, but each Party shall be responsible for localization of such Global Promotional Materials for its Respective Territory and for producing copies of its own promotional materials. Each Party and its Affiliates shall conduct its Commercialization activities in a manner consistent with the Global Promotional Materials, but in no event shall a Party or any of its Affiliate be required to violate Applicable Law in its Respective Territory. If a Party or any of its Affiliates desires to create additional marketing, promotional or advertising materials, then it may do so for use in its Respective Territory in its discretion, but shall use reasonable efforts to do so in a manner consistent with any key messages set forth in the Global Commercialization Plan and Budget and any Global Promotional Materials.

(d) Coordination on Training Materials. Each Party and its Affiliates shall be responsible for its own product training, business conduct, compliance and safety training materials, except to the extent included in the Global Commercialization Plan and Budget.

(e) Corporate Compliance Program.

(i) Gilead shall maintain its existing corporate compliance program or a variant thereof. Galapagos shall establish and maintain a corporate compliance program, including at least one (1) full-time employee whose sole area of responsibility is compliance and who primarily reports to someone not in any Commercial function and is responsible for ensuring that all employees of Galapagos and any of its Affiliates comply with Applicable Law, national and international pharmaceutical industry codes of practice and guidelines and Galapagos’ business conduct rules and regulations, which, subject to the foregoing, shall be substantially consistent with Gilead’s business conduct rules and regulations. Galapagos shall report to Gilead no less than once every […***…] months as to the compliance by Galapagos with establishing and maintaining a compliance program in accordance with this Section 5.2(e). Each compliance program shall, at a minimum, provide for: (A) a compliance committee or other appropriate body with responsibility for operation of the compliance program, (B) a periodic risk assessment that guides development of policies, training and monitoring activities, (C) appropriate corporate compliance policies, (D) regular compliance training and communication to applicable employees as selected on a risk-based approach, (E) auditing or monitoring or other risk-evaluation processes for applicable activities and (F) mechanisms, compliant with all Applicable Laws, to receive complaints or questions and investigate and remediate potential noncompliance, including a disciplinary component to handle compliance violations.

(ii) Each Party shall […***…]. The Parties shall coordinate as each of the Parties deems to be in its own respective best interest in order to ensure compliance in connection with its activities under this Agreement. Nothing in this Section 5.2(e) requires any Party to […***…].

(f) Authority over Personnel; Personnel Costs. Nothing in this Agreement shall be construed to conclude that any of either Party’s or its Affiliates’ agents or employees are agents or employees of the other Party or subject to the other Party’s direction and control. Each Party shall have sole authority over the terms and conditions of employment of its agents and employees, including their selection, management, compensation (including incentive plans) and discharge. Each Party shall be responsible for all costs and expenses in connection with their agents or employees (except to the extent reimbursable as FTEs at the FTE Rate under this Agreement (e.g., in the case of Research and Development Costs)), including salaries, incentive compensation, travel expenses and other expenses, providing benefits, deducting federal, state and local payroll Taxes, Federal Insurance Contribution Act Taxes, unemployment insurance Taxes, and any similar Taxes and paying workers’ compensation premiums, unemployment insurance contributions and any other payments required by Applicable Law to be made on behalf of employees.

Option, License and Collaboration Agreement

5.3 Commercialization Reports. Each Party shall keep the JCC informed regarding the progress of Commercialization activities for Optioned Products in its Respective Territory, including appointment of Distributors. Each Party shall report to the JCC on all material issues relating to the Commercialization of Optioned Products in such Party’s Respective Territory promptly after such issues arise. Without limiting the foregoing, in light of Galapagos’ economic interest in Gilead’s Commercialization activities for Optioned Products in the Gilead Territory, Gilead shall provide to Galapagos […***…].

5.4 Medical Affairs. Each Party shall be responsible for conducting its and its Affiliates’ own Medical Affairs Activities for Optioned Products in its Respective Territory at its sole cost and expense except to the extent any such costs and expenses are Shared Commercialization Costs.

5.5 Scientific and Medical Conferences. The Parties shall coordinate, through the JCRC, on behalf of themselves and their Affiliates, regarding their activities at scientific or medical conferences, including regarding which Party’s or its Affiliate’s or Sublicensee’s employees shall staff any promotional and medical information booths that include any Optioned Product. If both Parties participate in any such conference, then each Party shall maintain its own promotional and medical information booths at such conference unless otherwise agreed between the Parties.

ARTICLE VI

MANUFACTURE AND SUPPLY

6.1 Pre-Program Activities and Galapagos Programs. Except as otherwise agreed by the Parties in writing, Galapagos shall be solely responsible, in its discretion and at its sole cost and expense, for conducting all Manufacturing activities with respect to all Pre-Program Activities and each Galapagos Program.

6.2 Optioned Programs.

(a) Global Manufacturing Strategy; Plan and Budget. The goal of the Parties is to have a coordinated and integrated supply chain for the Territory as a whole. For each Optioned Program, within […***…] days after the applicable Initial Option Closing, the JDC shall prepare and submit to the JSC for review and approval the global manufacturing strategy plan and budget (the “Global Manufacturing Plan and Budget”) that shall include the global manufacturing strategy, the division of responsibility between the Parties for Manufacturing activities (including overseeing CMOs), any Manufacturing-related activities with respect to which the Parties are sharing Development Manufacturing Costs and a corresponding budget therefor (to the extent not budgeted in the R&D Plan and Budget), any capital expenditures that will be shared by the Parties and any CMOs for particular Manufacturing activities; provided that the Parties agree to take into account the Manufacturing and supply needs of both Parties in their Respective Territories for the applicable Optioned Program. The Global Manufacturing Plan and Budget shall specify which Party shall be responsible for any activities set forth therein; provided that, […***…]. The Global Manufacturing Plan and Budget may include agreed capital improvements and capital costs; provided, however, that in such case, at the request of either Party, the Parties shall enter into a separate written agreement with respect to such capital improvements and capital costs, including with respect to (i) cost sharing and financing associated therewith and (ii) ownership of such capital improvements. Within […***…] days after the Effective Date, the JSC shall approve the initial Global Manufacturing Plan and Budget for the Autotaxin Program. Either Party may propose amendments the Global Manufacturing Plan and Budget from time to time through its members on the JDC.

Option, License and Collaboration Agreement

(b) Efforts. Each Party shall conduct the Manufacturing activities assigned to it in the Global Manufacturing Plan and Budget. No Party shall be required to expand capacity or incur any capital expenditures except as set forth in the Global Manufacturing Plan and Budget.

(c) Independent Supply. So long as the conditions set forth in Section 7.1 for permitting independent Manufacturing activities are met, each Party shall have the right to develop capacity or capabilities beyond those set forth in the Global Manufacturing Plan and Budget but the costs and expenses associated therewith shall be at such Party’s sole expense and such Party shall have no obligation to make such capacity available to the other Party. Such Manufacturing shall be conducted by such Party, its Affiliates or a CMO.

(d) Compliance. Notwithstanding anything herein or in any Ancillary Agreement, in no event shall a Party or its Affiliates be required to supply the other Party or its Affiliates with any Optioned Products (including product samples if applicable) if the purchasing Party is conducting its activities hereunder in violation of this Agreement or Applicable Law.

(e) Development Supplies. The Parties shall in good faith negotiate the terms of one (1) or more supply agreements and corresponding quality agreement(s) pursuant to which the Party assigned a given Manufacturing activity under the Global Manufacturing Plan and Budget shall supply Optioned Molecules and Optioned Products to the other Party (to the extent contemplated in the Global Manufacturing Plan and Budget) for Development activities (the “Clinical Supply Agreement”); provided that the price for such Optioned Molecules and Optioned Products under any such Clinical Supply Agreement (other than a Clinical Supply Agreement supporting Independent Activities) shall reflect […***…]. In the case of Independent Activities, the supplying Party may charge a mark-up equal to the lowest of (i) […***…] percent […***…] of the Development Manufacturing Costs, (ii) such Party’s mark-up used for […***…] or (iii) the mark-up agreed by the Parties in the applicable Clinical Supply Agreement. Any Clinical Supply Agreement required to support the Autotaxin Program shall be agreed and signed by the Parties or their applicable Affiliates no later than […***…] days after the Effective Date.

(f) Commercial Supplies. The Parties shall in good faith negotiate the terms of one (1) or more supply agreements and corresponding quality agreement(s) pursuant to which the Party assigned a given Manufacturing activity under the Global Manufacturing Plan and Budget shall supply Optioned Molecules and Optioned Products to the other Party for Commercial activities and such terms shall be set forth in a commercial supply agreement to be entered into between the Parties on terms to be negotiated in good faith (the “Commercial Supply Agreement”). The supplying Party may charge a mark-up equal to the lowest of (i) […***…] percent […***…], (ii) such Party’s markup used […***…] or (iii) such lesser mark-up agreed by the Parties in the applicable Clinical Supply Agreement.

6.3 Manufacturing Technology Transfer.

(a) Galapagos Programs. In order to plan for any anticipated Technology Transfers, if Gilead in good faith anticipates that it might exercise the Option for a Galapagos Program and desires to begin discussions regarding the global supply chain for the applicable Galapagos Product(s), then the Parties, through the JDC, shall commence such discussions, including the anticipated timing and process for the corresponding Technology Transfer.

Option, License and Collaboration Agreement

(b) Optioned Programs. With respect to each Optioned Program, if Gilead is or will be obligated to or otherwise intends to Manufacture an Optioned Molecule or Optioned Product, upon Gilead’s request, Galapagos shall conduct and complete a customary technology transfer to Gilead or its designee for the Manufacture of such Optioned Molecule or Optioned Product for such Optioned Program (each, a “Technology Transfer”), or cause its CMO to conduct and complete such Technology Transfer, including providing supplies and other support to validate Gilead’s or its CMO’s Manufacturing facility for the Optioned Product. The Technology Transfer shall include the transfer to Gilead of all Information Controlled by Galapagos during the Term that is necessary or useful to enable the Manufacture of Optioned Molecules and Optioned Products, and not previously transferred to Gilead under this Agreement, by providing copies or samples of relevant documentation, materials and other embodiments of such Information, and by making available its qualified technical personnel on a reasonable basis to consult with Gilead with respect to such Information. For each Technology Transfer, the Parties, through the JDC, shall mutually agree upon a plan and timeline for Technology Transfer to promptly enable Gilead or its designee to Manufacture the applicable Optioned Molecules and Optioned Products (the “Technology Transfer Plan”). Each Party shall perform its obligations under each Technology Transfer Plan. […***…]. The Parties shall mutually agree on a Technology Transfer Plan with respect to the Autotaxin Program within […***…] days following the Effective Date.

ARTICLE VII

INDEPENDENT ACTIVITIES FOR OPTIONED PROGRAMS

7.1 Conditions for Permitting Independent Activities. For each Optioned Program, if, subject to Section 3.1(a) and 6.2(a), either Party desires to conduct any Development activities in, or Manufacturing activities for, its Respective Territory that (a) the other Party does not agree to include in the applicable R&D Plan and Budget or the applicable Global Manufacturing Plan and Budget, as applicable, in either case, following completion of the dispute resolution process set forth in Section 1.5(b)(ii)(B) and (b) would not be reasonably expected to have a material adverse effect on the Development or Commercialization of any Optioned Molecule or Optioned Product in the Respective Territory of the other Party; provided that in no event shall any Clinical Trial that is required for Regulatory Approval in the Independent Activities Party’s Respective Territory be reasonably expected to have a material adverse effect on the Development or Commercialization of any Optioned Molecules or Optioned Product in the Respective Territory of the other Party (any such activities, “Independent Activities”), then Section 7.2 shall apply.

7.2 Independent Activity Plans. For each Optioned Program, if the conditions set forth in Section 7.1 apply, then:

(a) the Party that desires to conduct the Independent Activities (the “Independent Activities Party”) shall provide the JDC with a written plan for conducting such Independent Activities (“Independent Activities Plan”), which Independent Activities Plan shall describe the applicable Independent Activities in reasonable detail, including for Development activities, a description of the applicable Clinical Trial and expected data to be generated therefrom;

(b) within […***…] Business Days after receipt of such Independent Activities Plan, the JDC shall meet to discuss any comments of the other Party with respect to such Independent Activities Plan, and the Independent Activities Party shall consider any such comments in good faith;

(c) within […***…] Business Days after the occurrence of such meeting of the JDC, the JDC shall refer the applicable Independent Activities Plan to the JSC, along with any comments of either Party with respect thereto;

(d) within […***…] Business Days after such referral, the JSC shall meet to discuss such Independent Activities Plan and any comments of either Party with respect thereto; and

Option, License and Collaboration Agreement

(e) following such meeting of the JSC, such Independent Activities Party shall have the right to conduct Clinical Trials as Independent Activities set forth in such Independent Activities Plan, in each case, in accordance with Section 7.3.

7.3 Conduct of Independent Activities. Any Independent Activities shall be conducted in accordance with this Section 7.3.

(a) Any Independent Activities shall be carried out in accordance with the applicable Independent Activities Plan that was last reviewed by the JSC in accordance with Section 7.2(d); provided that non-substantive changes do not have to be reviewed by the JSC. For clarity, if the Independent Activities Party desires to carry out additional substantive Independent Activities that are not set forth in an Independent Activities Plan that was reviewed by the JSC in accordance with Section 7.2(d), then such Independent Activities Party shall follow the procedures set forth in Section 7.2 with respect to such additional Independent Activities.

(b) Subject to Section 7.5 or in the case of Manufacturing-related activities, as otherwise set forth in a Supply Agreement, the Independent Activities Party shall be solely responsible for all costs and expenses for Independent Activities carried out by or on behalf of such Independent Activities Party.

(c) The applicable Independent Activities Party shall keep the JDC reasonably informed regarding the progress of Independent Activities, including by providing a […***…] report in reasonable detail of results as, in the case of each Party, is typically generated by such Party with respect to its product research and development efforts. Upon completion of any Independent Activities, the Independent Activities Party shall provide the other Party with a report in reasonable detail of the Independent Activities Data generated in connection with such Independent Activities.

(d) Any Independent Activities conducted by Gilead with respect to an Optioned Program shall be performed in accordance with any Existing Galapagos Third Party Obligations applicable to such Optioned Program.

7.4 Independent Activities Data and Regulatory Documentation.

(a) Independent Activities Data. Notwithstanding Section 10.1, as between the Parties, the Independent Activities Party shall solely own all right, title and interest in and to all Collaboration Know-How consisting of data generated by or on behalf of such Independent Activities Party or its Affiliates solely from performing the applicable Independent Activities (“Independent Activities Data”). Any Independent Activities Data generated by or on behalf of Gilead shall be deemed to be Gilead Collaboration Know-How and, notwithstanding anything to the contrary herein, Galapagos shall not have the right to use such Independent Activities Data (other than safety data) for any purpose, except as set forth in Sections 7.4(c) or 7.5 or as otherwise agreed in writing by Gilead. Any Independent Activities Data generated by or on behalf of Galapagos shall be deemed to be Galapagos Foreground Know-How and, notwithstanding anything to the contrary herein, Gilead shall not have the right to use such Independent Activities Data (other than safety data), except as set forth in Sections 7.4(c) or 7.5 or as otherwise agreed in writing by Galapagos.

(b) Independent Activities Regulatory Documentation. Notwithstanding Section 4.2(b), as between the Parties, the Independent Activities Party shall solely own all right, title and interest in and to all Regulatory Materials and Regulatory Approvals to the extent resulting solely from the applicable Independent Activities (“Independent Activities Regulatory Documentation”). Any Independent Activities Regulatory Documentation resulting solely from Independent Activities for which

Option, License and Collaboration Agreement

Gilead is the Independent Activities Party shall be owned solely by Gilead and, notwithstanding anything to the contrary herein, Galapagos shall not have the right to use such Independent Activities Regulatory Documentation for any purpose, except as set forth in Sections 7.4(c) or 7.5 or as otherwise agreed in writing by Gilead. Any Independent Activities Regulatory Documentation resulting solely from Independent Activities for which Galapagos is the Independent Activities Party shall be owned solely by Galapagos and, notwithstanding anything to the contrary herein, Gilead shall not have the right to use such Independent Activities Regulatory Documentation for any purpose, except as set forth in Sections 7.4(c) or 7.5 or as otherwise agreed in writing by Galapagos.

(c) Safety Data. Notwithstanding anything to the contrary in this Section 7.4, any safety-related information (i) shall be covered by the PV Agreement, and (ii) may be used by the non-Independent Activities Party on the applicable Optioned Product label(s) and disclosed by the non-Independent Activities Party to any Regulatory Authority as required by Applicable Law or required by such Regulatory Authority in connection with the applicable Optioned Product or applicable Optioned Program, in each case, as being Developed and Commercialized by the non-Independent Activities Party, without payment of any fee or consideration to the Independent Activities Party and without any such additional agreement as contemplated in Section 7.5.

7.5 Buy-In for Independent Activities Data or Independent Activities Regulatory Documentation. The non-Independent Activities Party with respect to any Independent Activities Data or Independent Activities Regulatory Documentation may provide written notice to the Independent Activities Party that it desires to terminate the restrictions on use of such Independent Activities Data or Independent Activities Regulatory Documentation set forth in Section 7.4. Upon receipt of such notice, the Independent Activities Party shall provide the other Party with the total Research and Development Costs expended for such Independent Activities (calculated as if such activities were included in the applicable plan and budget) (the “Independent Activities Costs”). The non-Independent Activities Party may, in its discretion, elect to buy back the right to use such Independent Activities Data or Independent Activities Regulatory Documentation by paying to the Independent Activities Party an amount equal to […***…] percent […***…] of the portion of Independent Activities Costs the non-Independent Activity Party would have borne had such Independent Activity been included in the applicable plan. Following such payment by the non-Independent Activities Party to the Independent Activities Party, (a) the restrictions on use of such Independent Activities Data or Independent Activities Regulatory Documentation set forth in Section 7.4 shall terminate and the non-Independent Activities Party shall have a license and right of reference for such Independent Activities Data or Independent Activities Regulatory Documentation as set forth in Section 8.3 or 8.4, as applicable, and (b) the Independent Activities Party shall provide to the other Party a report covering such Independent Activities as set forth in clause (a) of Section 3.4.

ARTICLE VIII

GRANTS OF RIGHTS

8.1 Grant of Research & Development License for Gilead Contributions. In partial consideration for the Upfront Consideration, Galapagos, on behalf of itself and its Affiliates, hereby grants to Gilead as of the Effective Date an exclusive, sublicensable (solely in accordance with Section 8.6(a)(i)) research and development license under the Galapagos IP and Galapagos’ interest in any Joint Collaboration IP, in each case, to conduct any Gilead Contributions (including Pre-Program Activities and the activities conducted by the Gilead’ JDC representatives in meeting their responsibilities as members of the JDC, in each case, solely to the extent necessary to conduct such Gilead Contributions) pursuant to Section 2.2.

Option, License and Collaboration Agreement

8.2 Gilead’s Option Rights.

(a) Option Grant. For each Galapagos Program, subject to Section 8.2(d), Galapagos hereby grants to Gilead an exclusive option to obtain the exclusive and co-exclusive licenses described in Section 8.3 with respect to such Galapagos Program and all Galapagos Molecules and Galapagos Products included in such Galapagos Program (each, an “Option”). The Option with respect to each Galapagos Program shall be effective for the period beginning on (i) the Effective Date, for any Galapagos Program in existence as of the Effective Date, (ii) the date of acquisition by Galapagos or its applicable Affiliate, for any Acquired Galapagos Program that constitutes a Galapagos Program as of such date of acquisition, or (iii) the date on which a Galapagos Program comes into existence, for any Galapagos Program arising after the Effective Date from Pre-Program Activities (including, for clarity, with respect to any Acquired Galapagos Program that did not constitute a Galapagos Program upon acquisition), and, in each case ((i) through (iii)), ending on the earliest to occur with respect to such Option of (A) the applicable Option Exercise Closing with respect to each country in the Territory, (B) the end of the applicable Option Exercise Period prior to delivery by Gilead of an Option Exercise Notice for such Option, (C) the termination of such Option pursuant to Section 8.2(e), (D) the expiration or termination pursuant to ARTICLE XIV of this Agreement in its entirety or with respect to all Galapagos Molecules and all Galapagos Products in the applicable Galapagos Program, and (E) the third anniversary of the end of the Collaboration Term (such effectiveness period with respect to each such Option, the “Galapagos Program Period”).

(b) Option Exercise Notice; Option Exercise Period.

(i) With respect to each Galapagos Program (and all Galapagos Molecules and Galapagos Products included in such Galapagos Program), Gilead may exercise the Option at any time during the applicable Option Exercise Period for such Galapagos Program by delivering a written notice of such exercise to Galapagos (each such notice for any Galapagos Program, an “Option Exercise Notice”). “Option Exercise Period” means, for each Galapagos Program, the period beginning on the Completion Date of the first Phase 2 Clinical Trial for a Galapagos Product in such Galapagos Program (whether or not such Clinical Trial is a Triggering Clinical Trial) and ending on the earlier to occur of:

(A) delivery of an Option Exercise Notice by Gilead for such Galapagos Program or Gilead’ notice that it declines to exercise such Option, and

(B) 11:59 p.m. Pacific time on the later of (1) the […***…] day after the date on which Galapagos has delivered to Gilead a Qualifying Data Package for such Galapagos Program and (2) […***…] Business Days after a determination pursuant to […***…] that a Qualifying Data Package has been delivered;

provided that for any Galapagos Program that is an Acquired Galapagos Program, clause (B)(1) above shall be the […***…] day after the applicable delivery date; provided further that the Option Exercise Period for a given Galapagos Program shall […***…].

(ii) During the Option Exercise Period for each Galapagos Program, Gilead may reasonably request additional information with respect to such Galapagos Program (including in connection with Gilead’s review of the Galapagos Option Schedule of Exceptions for such Galapagos Program delivered pursuant to Section 8.2(c)(iii)), and to the extent that the information reasonably requested by Gilead is at such time reasonably available, Galapagos shall make full, accurate and timely responses to such requests. For clarity, (x) the foregoing sentence shall have no effect on the duration of the Option Exercise Period and (y) Galapagos shall not be required, as a result of such an information request by Gilead pursuant to this Section 8.2(b)(ii), to generate new information or to conduct any additional Development activities. If Gilead has not provided an Option Exercise Notice for such Galapagos Program to Galapagos in accordance with Section 8.2(b)(i) prior to the end of the Option Exercise Period for such Galapagos Program, then effective immediately after the end of such Option Exercise Period, such Galapagos Program shall be an Excluded Program.

Option, License and Collaboration Agreement

(iii) If Gilead exercises the Option with respect to any Galapagos Program that is also an Acquired Galapagos Program, then the Parties shall adjust the terms of this Agreement to the extent necessary to account for any encumbrances or limitations on such Acquired Galapagos Program that restrict Gilead’s activities relating to such Acquired Galapagos Program or rights to exploit the Acquired Galapagos Program pursuant to the terms of this Agreement, including Gilead’s rights to Commercialize Optioned Products throughout the Gilead Territory in the Field. With respect to such Acquired Galapagos Program, […***…] shall be responsible for any […***…].

(iv) The Parties may agree to allow Gilead to exercise the Option for any Galapagos Program prior to the Option Exercise Period, and in such case, the allocation of Research and Development Costs set forth in Section 9.9(a) that would have applied following an Option Exercise Closing in the normal course shall […***…].

(v) “Triggering Clinical Trial” means for each Galapagos Program either:

(A) the first Phase 2 Clinical Trial that reaches its Completion Date for a Galapagos Product in such Galapagos Program for a particular indication and that satisfies each of the following criteria: (1) […***…]; (2) […***…]; and (3) […***…]; or

(B) the first Phase 3 Clinical Trial that reaches its Completion Date for a Galapagos Product in such Galapagos Program, if such Phase 3 Clinical Trial reaches its Completion Date prior to any Phase 2 Clinical Trial for such Galapagos Product in such Galapagos Program that satisfies the criteria in clause (A) above.

(vi) Without limitation of the foregoing, any Phase 2 Clinical Trial that satisfies […***…] will be presumed to be a Triggering Clinical Trial if it is designed with […***…] and […***…]. For clarity, the foregoing sentence shall not be interpreted to mean that a Phase 2 Clinical Trial […***…] is presumed to not be a Triggering Clinical Trial.

(vii) Notwithstanding anything to the contrary herein, in the event that Galapagos has Initiated one or more Phase 2 Clinical Trials for the same indication for a Galapagos Molecule or Galapagos Product in a Galapagos Program and proposes to Initiate a Phase 3 Clinical Trial prior to the completion of all such Phase 2 Clinical Trials, then Galapagos’ obligations to deliver a Qualifying Data Package and Gilead’s right to exercise its Option, in each case, with respect to such Galapagos Program shall be as set forth in this Section 8.2(b)(vii). Galapagos shall deliver a Qualifying Data Package for the first such Phase 2 Clinical Trial that constitutes a Triggering Clinical Trial and the JSC shall make its determination of whether such Phase 2 Clinical Trial constitutes a Triggering Clinical Trial, in accordance with Section 2.3(d). Thereafter, within the Option Exercise Period for such Galapagos Program, Gilead may elect one of the following: (A) deliver an Option Exercise Notice, (B) notify Galapagos that Gilead does not intend to exercise the Option for such Galapagos Program or (C) […***…]. If Gilead delivers an Option Exercise Notice or notifies Galapagos that Gilead declines to exercise such Option, […***…]. If Gilead notifies Galapagos […***…], then the Option Exercise Period shall end upon the earliest to occur of (w) […***…], (x) […***…], (y) […***…] and (z) […***…]. […***…], Galapagos shall deliver a Qualifying Data Package for each Phase 2 Clinical Trial that reaches its Completion Date no later than […***…] days after each such Completion Date, […***…], Gilead may deliver an Option Exercise Notice or decline to exercise its Option, in each case, for such Galapagos Program. […***…], Gilead shall be responsible for […***…] percent […***…] and Galapagos shall be responsible for […***…] percent […***…] of the costs of such Phase 3 Clinical Trial as if such costs were Research and Development Costs under Section 9.9(a) (without regard to Section 9.9(c)). If Gilead declines to exercise such Option or fails to timely deliver its Option Exercise Notice, such Galapagos Program shall be an Excluded Program.

Option, License and Collaboration Agreement

(viii) Notwithstanding anything to the contrary in this Agreement, with no further action or consent required on the part of either Party or any Committee, the ADAMTS-5 Existing Trial shall be deemed the Triggering Clinical Trial for the ADAMTS-5 Program, and the applicable Option Exercise Period shall commence, in accordance with this Section 8.2(b), upon the later of the Effective Date and the Completion Date of such ADAMTS-5 Existing Trial; provided that if another Clinical Trial meeting the criteria of a Triggering Clinical Trial reaches its Completion Date with respect to the ADAMTS-5 Program before the ADAMTS-5 Existing Trial reaches its Completion Date, then such other Clinical Trial shall be treated as the Triggering Clinical Trial with respect to the ADAMTS-5 Program.

(c) Option Exercise Closing.

(i) If Gilead delivers an Option Exercise Notice for a Galapagos Program during the Option Exercise Period for such Galapagos Program in accordance with Section 8.2(b)(i), subject to Section 8.2(c)(v), such Galapagos Program shall become an Optioned Program at 12:01 a.m. Pacific Time on the later of the […***…] Business Day following (A) Galapagos’ receipt of such Option Exercise Notice or (B) if any Antitrust Conditions apply to the Option for such Galapagos Program, the date Gilead notifies Galapagos pursuant to Section 8.2(d) that the Antitrust Conditions applicable to the Option for such Galapagos Program have been satisfied (with respect to each such Galapagos Program, an “Option Exercise Closing”). To the extent permitted by applicable Antitrust Laws, and subject to Section 8.2(c)(v), if the Antitrust Approvals have been obtained for […***…] with respect to a Galapagos Program, then (1) an Option Exercise Closing for such Galapagos Program shall occur for […***…] and each other jurisdiction in the Territory as to which Antitrust Approval is not required or has been obtained (such Option Exercise Closing, the “Initial Option Closing”) and (2) subject to Section 8.2(e), the countries for which an Antitrust Approval is still required as of the Initial Option Closing (or any subsequent Option Exercise Closing for such Optioned Program) shall remain part of the Galapagos Territory unless and until the applicable required Antitrust Approval has been obtained. Upon each notice of receipt of any such subsequent Antitrust Approval for such Optioned Program, there shall occur an additional Option Exercise Closing for such Optioned Program with respect to the applicable jurisdictions.

(ii) With respect to each Galapagos Program for which Gilead delivers an Option Exercise Notice during the applicable Option Exercise Period, except as set forth in the initial Galapagos Option Schedule of Exceptions (which Galapagos shall deliver together with the Qualifying Data Package) for such Galapagos Program and subject to Section 8.2(c)(iii), the Galapagos Option Exercise Representations for such Galapagos Program shall be made (A) subject to the initial Galapagos Option Schedule of Exceptions, as of the date that the JSC determines, pursuant to Section 1.1(b)(ii) […***…] that the data package delivered for such Galapagos Program constitutes a Qualifying Data Package and (B) subject to the updated Galapagos Option Schedule of Exceptions, as of the date of the Initial Option Closing for such Galapagos Program (an “Option Bringdown Date”).

(iii) With respect to each Galapagos Program for which Gilead delivers an Option Exercise Notice during the applicable Option Exercise Period, prior to each applicable Option Exercise Closing for such Galapagos Program, Galapagos shall promptly notify Gilead in writing if any of the Galapagos Option Exercise Representations for such Galapagos Program are no longer […***…] and may update the disclosures in the Galapagos Schedule of Exceptions for such Galapagos Program with respect to the Galapagos Option Exercise Representations. […***…].

Option, License and Collaboration Agreement

(iv) With respect to each Galapagos Program for which Gilead delivers an Option Exercise Notice during the applicable Option Exercise Period, prior to each applicable Option Exercise Closing for such Galapagos Program, Gilead shall provide Galapagos with an updated list of any Gilead Programs with respect to such Galapagos Program.

(v) Notwithstanding anything to the contrary in this Agreement, if at any time after delivery of an Option Exercise Notice for a Galapagos Program and before the Initial Option Closing for such Galapagos Program, Galapagos notifies Gilead, or Gilead otherwise becomes aware, of facts or circumstances that would cause any of the Galapagos Option Exercise Representations to be […***…] with respect to such Galapagos Program in a manner that reduces the full scope of rights that would have been granted to Gilead upon such Option Exercise Closing absent […***…], then Gilead may […***…]. If, after becoming aware of facts or circumstances that would cause any of the Galapagos Option Exercise Representations to be […***…] with respect to such Galapagos Program, Gilead nevertheless decides not to […***…] for such Galapagos Program, neither Galapagos nor its Affiliates shall have any liability to Gilead for damages arising from such […***…] after such notification by Galapagos or awareness of Gilead; provided that the foregoing shall not restrict, limit or change in any manner Gilead’s remedies arising from any breach of covenant by Galapagos or any of its Affiliates that gave rise to such […***…] if Gilead […***…].

(vi) Notwithstanding anything to the contrary in this Agreement, with no further action or consent required on the part of either Party or any Committee pursuant to ARTICLE I, Gilead’s Option with respect to the Autotaxin Program shall be deemed exercised as of the Effective Date, and the Effective Date shall be deemed the Initial Option Closing for the Autotaxin Program.

(d) Antitrust Filing.

(i) With respect to each Galapagos Program for which Gilead delivers an Option Exercise Notice during the applicable Option Exercise Period (or prior to the applicable Option Exercise Period pursuant to Section 8.2(b)(iv)), upon either Party’s request, the Parties shall work together in good faith to conduct an analysis of whether any Antitrust Filings are or may be required in connection with a proposed Option Exercise Closing with respect to such Galapagos Program.

(ii) With respect to each Galapagos Program for which Gilead delivers an Option Exercise Notice during the applicable Option Exercise Period (or prior to the applicable Option Exercise Period pursuant to Section 8.2(b)(iv)), following delivery of such Option Exercise Notice, both Parties shall file their respective Antitrust Filings as promptly as practicable with each applicable Antitrust Authority pursuant to any applicable Antitrust Laws, and in any event, with respect to notification and report forms filed with the Federal Trade Commission (“FTC”) and the Department of Justice (“DOJ”) pursuant to the HSR Act, if any, the Parties shall make such filings no later than […***…] Business Days after such delivery of the Option Exercise Notice. Each Party will be responsible for its own costs and expenses associated with any Antitrust Filing, but Gilead shall be responsible for payment of all fees to the FTC and DOJ with respect to Antitrust Filings made pursuant to the HSR Act. The Parties shall provide each other promptly with information and assistance as may be reasonably necessary and use reasonable efforts, in each case, to obtain prompt clearance required under applicable Antitrust Laws for the consummation of the applicable Option Exercise Closing and the transactions contemplated thereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, DOJ and each other applicable Antitrust Authority and shall comply promptly with any such inquiry or request; provided that neither Party shall be required to consent to the divestiture or other disposition of any of its or its Affiliates’ assets, consent to any other material structural or conduct remedy or otherwise restrict or limit its or its Affiliates’ freedom of action. Each Party shall instruct its counsel to cooperate with the other Party’s counsel and use reasonable efforts to facilitate and

Option, License and Collaboration Agreement

expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable HSR Act waiting period and any other applicable waiting period under Antitrust Laws, including if requested by Gilead, seeking early termination of any such waiting period. Such reasonable efforts and cooperation include counsels’ undertaking: (A) to keep each other appropriately informed of communications from and to personnel of the reviewing Antitrust Authority; and (B) to confer with each other regarding appropriate contacts with and response to personnel of the FTC, DOJ or other applicable Antitrust Authority.

(iii) Subject to Section 8.2(d)(i), within […***…] Business Days after the Parties have obtained the Antitrust Approval under the HSR Act with respect to any Galapagos Program, Gilead shall deliver to Galapagos a notice identifying the applicable Galapagos Program and attaching evidence of the Antitrust Approval under the HSR Act and each other applicable Antitrust Approval that has been obtained, if any, and the country(ies) to which each such Antitrust Approval relates.

(e) No Effective Option Exercise Closing.

(i) With respect to each Galapagos Program for which Gilead delivers an Option Exercise Notice during the applicable Option Exercise Period (or prior to the applicable Option Exercise Period pursuant to Section 8.2(b)(iv)) (during which period Galapagos can continue to conduct such Galapagos Program), notwithstanding anything to the contrary in Section 8.2(d), if within […***…] days after the date on which both Parties have made the necessary initial Antitrust Filings in the applicable country(ies) with respect to such Galapagos Program, the Initial Option Closing has not occurred, then either Party may notify the other Party that it is terminating the Option relating to such Galapagos Program, and unless the non-notifying Party responds within […***…] Business Days to the notifying Party, providing evidence that it is using reasonable efforts to secure the necessary Antitrust Approvals in the applicable jurisdictions (including in response to any additional request from Antitrust Authorities), such termination of the Option for such Galapagos Program shall occur at 11:59 p.m. Pacific Time on such […***…] Business Day, at which time such Galapagos Program shall become an Excluded Program. If the non-notifying Party responds within such […***…] Business Day period with such evidence, then either Party may notify the other Party that it is terminating the Option relating to such Galapagos Program if the Initial Option Closing has not occurred by 11:59 p.m. Pacific time on the […***…] day after the date on which both Parties have made such necessary initial Antitrust Filings, and such termination of the Option for such Galapagos Program shall occur at 12:01 a.m. Pacific time on […***…].

(ii) With respect to each Optioned Program for which one (1) or more required Antitrust Approvals were not obtained pursuant to Section 8.2(e)(i), then each such country shall remain part of the Galapagos Territory for so long as such Optioned Program remains subject to this Agreement.

(f) […***…].

8.3 Grant of Expanded Development and Commercialization License for Optioned Programs. For each Optioned Program, Galapagos, on behalf of itself and its Affiliates, hereby grants to Gilead, effective as of each Option Exercise Closing for such Optioned Program in the countries to which such Option Exercise Closing relates:

(a) a royalty-bearing, sublicensable (solely in accordance with Section 8.6(a)(i)) license under the Galapagos IP (subject to Section 7.4(a)) and Galapagos’ interest in any Joint Collaboration IP, in each case, (A) to Exploit any Optioned Molecules or Optioned Products with respect to such Optioned Program in the Field in the Gilead Territory and (B) to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Galapagos Territory for the purposes of Exploitation in the Gilead Territory and for purposes of performing activities assigned to it in this Agreement or in any Ancillary

Option, License and Collaboration Agreement

Agreement, which license under the foregoing clause (A) is exclusive (including as to Galapagos but subject to Galapagos’ retained rights to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Gilead Territory for purposes of Exploitation in the Galapagos Territory and for purposes of performing activities assigned to it in this Agreement or any Ancillary Agreement) and under clause (B) is co-exclusive (with Galapagos);

(b) subject to Section 7.4(b), a royalty-bearing, sublicensable (solely in accordance with Section 8.6(a)(i)) right of reference under (or right of access to, if such right of reference is unavailable or insufficient) any Regulatory Materials or Regulatory Approvals Controlled by Galapagos with respect to any applicable Optioned Molecule or Optioned Product, in each case, (A) to Exploit such Optioned Molecules or Optioned Products with respect to such Optioned Program in the Field in the Gilead Territory and (B) to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Galapagos Territory for the purposes of Exploitation in the Gilead Territory and for purposes of performing activities assigned to it in this Agreement or in any Ancillary Agreement, which right of reference (or right of access, if applicable) under the foregoing clause (A) is exclusive (including as to Galapagos but subject to Galapagos’ retained rights to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Gilead Territory for purposes of Exploitation in the Galapagos Territory and for purposes of performing activities assigned to it in this Agreement or any Ancillary Agreement) and under clause (B) is co-exclusive (with Galapagos). For clarity, with respect to any Regulatory Materials and Regulatory Approvals to be assigned and transferred to Gilead pursuant to Section 4.2(a)(i), this right of reference under (or right of access to) such Regulatory Materials and Regulatory Approvals applies until such time as they are effectively assigned and transferred to Gilead; and

(c) an exclusive (including as to Galapagos), royalty-free, sublicensable (solely in accordance with Section 8.6(a)(i)) license under the Global Promotional Materials for any applicable Optioned Product that are Controlled by Galapagos, to Commercialize such Optioned Product in the Field in the Gilead Territory.

For clarity, the licenses and other rights under this Section 8.3 shall be deemed to be granted as of the Effective Date with respect to the Autotaxin Program.

8.4 Grants to Galapagos.

(a) Galapagos R&D Activities. Gilead, on behalf of itself and its Affiliates, hereby grants to Galapagos a non-exclusive, royalty-free, sublicensable (solely in accordance with Section 8.6(a)(ii)) license under the Gilead Collaboration IP and Gilead’s interest in any Joint Collaboration IP, in each case, to conduct any Galapagos R&D Activities in the Field in the Territory.

(b) Optioned Programs. For each Optioned Program, Gilead, on behalf of itself and its Affiliates, hereby grants to Galapagos, effective as of each Option Exercise Closing for such Optioned Program in the countries to which such Option Exercise Closing relates:

(i) a royalty-free, sublicensable (solely in accordance with Section 8.6(a)(ii)) license under the Gilead Collaboration IP (subject to Section 7.4(a)) and Gilead’s interest in any Joint Collaboration IP, in each case, (A) to Exploit such Optioned Molecules or Optioned Products with respect to such Optioned Program in the Field in the Galapagos Territory and (B) to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Gilead Territory solely for purposes of Exploitation in the Galapagos Territory and for purposes of performing activities assigned to it in this Agreement or in any Ancillary Agreement, which license under the foregoing clause (A) is exclusive (even as to Gilead but subject to Gilead’ retained rights to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Galapagos Territory for purposes of Exploitation in the Gilead Territory and for purposes of performing activities assigned to it in this Agreement or any Ancillary Agreement) and under clause (B) is co-exclusive (with Gilead);

Option, License and Collaboration Agreement

(ii) subject to Section 7.4(b), a royalty-free, sublicensable (solely in accordance with Section 8.6(a)(ii)) right of reference under (or right of access to, if such right of reference is unavailable or insufficient) any Regulatory Materials or Regulatory Approvals Controlled by Gilead with respect to any applicable Optioned Molecule or Optioned Product, in each case, (A) to Exploit such Optioned Molecules or Optioned Products with respect to such Optioned Program in the Field in the Galapagos Territory and (B) to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Territory solely for purposes of Exploitation in the Galapagos Territory and for purposes of performing activities assigned to it in this Agreement or in any Ancillary Agreement, which right of reference (or right of access, if applicable) under the foregoing clause (A) is exclusive (even as to Gilead) but subject to Gilead’ retained rights to Develop, Manufacture and supply such Optioned Molecules and Optioned Products in the Galapagos Territory for purposes of Exploitation in the Gilead Territory and for purposes of performing activities assigned to it in this Agreement or any Ancillary Agreement and under clause (B) is co-exclusive (with Gilead); and

(iii) an exclusive (including as to Gilead), royalty-free, sublicensable (solely in accordance with Section 8.6(a)(ii)) license under the Global Promotional Materials for any applicable Optioned Product that are Controlled by Gilead, to Commercialize such Optioned Product in the Field in the Galapagos Territory.

(iv) For clarity, the licenses and other rights under this Section 8.4(b) shall be deemed to be granted as of the Effective Date with respect to the Autotaxin Program.

8.5 Retained Rights. Notwithstanding the exclusive licenses granted by Galapagos under Sections 8.1 and 8.3, Galapagos shall retain such rights under the Galapagos IP and Joint Collaboration IP as are necessary to perform (or have performed by permitted subcontractors hereunder) the activities assigned to Galapagos under this Agreement in accordance with the terms of this Agreement, including performing any Gilead Contribution that Gilead fails to perform. Notwithstanding the exclusive licenses granted by Gilead under Section 8.4(b), Gilead shall retain such rights under the Gilead Collaboration IP and Joint Collaboration IP as are necessary to perform (or have performed by permitted subcontractors hereunder) the activities assigned to Gilead under this Agreement in accordance with the terms of this Agreement.

8.6 Sublicensing.

(a) Scope of Permissible Sublicensing.

(i) By Gilead. Subject to Section 8.6(b), the licenses granted by Galapagos to Gilead hereunder may be sublicensed by Gilead, through multiple tiers, without any requirement of consent; provided that Gilead shall be liable for any act or omission of any Sublicensee that is a breach of any of Gilead’s obligations under this Agreement as though the same were a breach by Gilead, and Galapagos shall have the right to proceed directly against Gilead with respect to such breach without any obligation to first proceed against such Sublicensee.

(ii) By Galapagos. Subject to Section 8.6(b), the licenses granted by Gilead to Galapagos hereunder may be sublicensed by Galapagos, through multiple tiers, without any requirement of consent; provided that Galapagos shall be liable for any act or omission of any Sublicensee that is a breach of any of Galapagos’ obligations under this Agreement as though the same were a breach by Galapagos, and Gilead shall have the right to proceed directly against Galapagos with respect to such breach without any obligation to first proceed against such Sublicensee.

Option, License and Collaboration Agreement

(b) Sublicense Agreements. Any Sublicense Agreement shall be consistent with and subject to the terms of this Agreement. In any Sublicense Agreement that either Party enters into with respect to any Optioned Product, such Party (the “Sublicensing Party”) shall use […***…] to require that the applicable Sublicensee grant to such Sublicensing Party a royalty-free and sublicensable (through multiple tiers) (i) license under any (A) intellectual property rights (including any Information, Patents or Trademarks) conceived, discovered, developed, generated or otherwise made by or on behalf of such Sublicensee with respect to such Optioned Product in connection with such Sublicense Agreement and (B) Global Promotional Materials controlled by such Sublicensee with respect to such Optioned Product; and (ii) right of reference under (or right of access to) any Regulatory Materials or Regulatory Approvals controlled by such Sublicensee with respect to such Optioned Product, in each case ((i) and (ii)), (1) as necessary to grant to the non-Sublicensing Party the rights that the Sublicensing Party would have granted under Sections 8.1, 8.3, 8.4 or 10.9(c) (as applicable) if such Sublicensing Party had Controlled such intellectual property rights, Global Promotional Materials, Regulatory Materials or Regulatory Approvals or (2) without limitation to clause (1), in the case of Gilead as the Sublicensing Party, as necessary to fulfill its obligations under Section 14.7(c).

8.7 Distributorships and Other Relationships.

(a) Distributors; Contract Sales Forces and Co-Promotion Agreements. Each Party shall have the right to appoint its Affiliates, and such Party and its Affiliates shall have the right, in their sole discretion, to appoint any commercially reasonable Distributor or contract sales force or to grant a Third Party co-promotion rights, in any country(ies) in the Territory, to distribute, market, and sell Optioned Products in its Respective Territory; provided that it shall provide the other Party […***…] prior written notice before granting a Third party any such co-promotion rights. Any agreement between a Distributor or contract sales force and either Party or its Affiliates regarding an Optioned Product shall be on commercially reasonable and arm’s length terms.

(b) Other Relationships.

(i) Except as provided in Section 8.7(a), if Gilead desires to license, sell or otherwise grant or transfer (including by option) rights to Commercialize (excluding granting co-promotion rights for) any Optioned Product with respect to […***…], then Gilead shall notify Galapagos in writing and, at the Galapagos’ request, the Parties shall enter into a separate written agreement on commercially reasonable terms pursuant to which Galapagos shall have such right to Commercialize such Optioned Product with respect to such one (1) or more countries. If the Parties do not reach agreement on the terms of any such agreement, such terms shall be determined pursuant to Section 15.1(b) and 15.2(d). If Galapagos does not make such request within […***…] days of such notice, then Gilead shall have the right to proceed with such license, sale or other grant or transfer. For clarity, such right to license, sell or otherwise grant or transfer its rights to Commercialize under this Agreement shall not confer on Gilead any expanded or additional right to assign all or any portion of its rights or obligations under this Agreement pursuant to Section 17.6(a).

(ii) Except as provided in Section 8.7(a), if Galapagos desires to license, sell or otherwise grant or transfer (including by option), rights to Commercialize (excluding granting co-promotion rights for) any Optioned Product […***…], then Galapagos shall notify Gilead in writing and, at Gilead’s request, the Parties enter into a separate written agreement on commercially reasonable terms pursuant to which Gilead shall have such right to Commercialize such Optioned Product. If the Parties do not reach agreement on the terms of any such agreement, such terms shall be determined pursuant to Section

Option, License and Collaboration Agreement

15.1(b) and 15.2(d). If Gilead does not make such request within […***…] days of such notice, then Galapagos shall have the right to proceed with such license, sell or other grant or transfer. For clarity, such right to license, sell or otherwise grant or transfer its rights to Commercialize under this Agreement shall not confer on Galapagos any expanded or additional right to assign all or any portion of its rights or obligations under this Agreement pursuant to Section 17.6(a).

8.8 Reserved.

8.9 No Implied Licenses. Except as expressly provided in this Agreement, neither Party shall be deemed to have granted the other Party (by implication, estoppel or otherwise) any right, title, license or other interest in or with respect to any intellectual property rights, Information, Regulatory Materials or Regulatory Approvals Controlled by such Party.

8.10 Shared Program Process.

(a) […***…].

(b) […***…].

(c) […***…].

(d) […***…].

8.11 Confirmatory Patent License. Each Party shall, if requested to do so by the other Party and at the other Party’s cost and expense, promptly enter into confirmatory license agreements in such form as may be reasonably requested by the other Party for purposes of recording the licenses granted under this Agreement with such patent offices in the such other Party’s Respective Territory as other Party considers appropriate.

8.12 Excluded Programs. Notwithstanding anything to the contrary, (a) Gilead is granted no rights or licenses under this Agreement (including Section 8.3) with respect to any Excluded Programs and (b) neither Galapagos nor its Affiliates has any obligations with respect to Excluded Programs under this Agreement, in each case, at such times as any such program is an Excluded Program (e.g., if a program is an Excluded Program as of the Effective Date, no rights are granted as of the Effective Date, and if a program becomes an Excluded Program after the Effective Date, any rights that were previously granted shall terminate at such time).

8.13 Existing Galapagos Third Party Obligations.

(a) For so long and to the extent applicable to this Agreement, (i) Gilead shall provide Galapagos such assistance and take such actions as necessary for Galapagos to be in compliance with the provisions set forth on the Existing Galapagos Third Party Obligation Schedule, as such provisions exist as of the Execution Date and have been fully disclosed to Gilead, and (ii) upon Galapagos’ written request, Gilead shall use commercially reasonable efforts to provide Galapagos such assistance and take such actions as necessary for Galapagos to be in compliance with the provisions of the Existing Galapagos Third Party Agreements.

(b) For each Acquired Galapagos Program, Galapagos shall include in the Qualifying Data Package for such Acquired Galapagos Program a list of any agreements applicable to such Acquired Galapagos Program existing as of the date of the closing of the transaction pursuant to which Galapagos or its Affiliate acquired such Acquired Galapagos Program and […***…]. If such Acquired Galapagos

Option, License and Collaboration Agreement

Program becomes an Optioned Program, then for so long as it is an Optioned Program, (i) Gilead shall provide Galapagos such assistance and take such actions as necessary for Galapagos to be in compliance […***…] (ii) upon Galapagos’ written request, Gilead shall use commercially reasonable efforts to provide Galapagos such assistance and take such actions as necessary for Galapagos to be in compliance with such agreements.

(c) For each Pre-Option In-License that relates to a Galapagos Program that was entered into prior to the Execution Date, Galapagos shall include in the Qualifying Data Package for such Galapagos Program […***…]. If such Galapagos Program becomes an Optioned Program, then for so long as it is an Optioned Program, (i) Gilead shall provide Galapagos such assistance and take such actions as reasonably necessary for Galapagos to be in compliance with such provisions, as such provisions have been disclosed to Gilead and (ii) upon Galapagos’ written request, Gilead shall use commercially reasonable efforts to provide Galapagos such assistance and take such actions as necessary for Galapagos to be in compliance with such Pre-Option In-License.

(d) In no event shall Gilead or any of its Affiliates have any financial obligations arising out of its or their obligations under this Section 8.13, except under Section 9.6(b), if applicable.

(e) Notwithstanding the obligations of Galapagos hereunder, with respect to reporting with regard to Pre-Program Activities, Galapagos Programs, Optioned Programs or Acquired Galapagos Programs, if Galapagos believes that it would be in breach of any Third Party obligations existing prior to the Execution Date (or in the case of an Acquired Galapagos Program or Pre-Option License Agreement, existing as of the date the closing of the transaction pursuant to which Galapagos or its Affiliates acquired such Acquired Galapagos Program or Pre-Option License Agreement), the Parties shall discuss such circumstance in good faith and reach a mutually acceptable resolution.

(f) Nothing in this Section 8.13 shall require Gilead to take, or omit to take, any action that would cause Gilead to be in breach of this Agreement.

ARTICLE IX

FINANCIALS

9.1 Upfront Consideration. In partial consideration of the licenses and the other rights granted to Gilead hereunder, Gilead shall pay to Galapagos a non-refundable, non-creditable upfront cash payment of Three Billion Nine-Hundred Fifty Million Dollars ($3,950,000,000) (the “Upfront Consideration”) no later than […***…] Business Days after the Effective Date.

9.2 Option Payment. For each Optioned Program, excluding the Autotaxin Program and the ADAMTS-5 Program, Gilead shall pay to Galapagos an amount equal to One Hundred Fifty Million Dollars ($150,000,000), and for the ADAMTS-5 Program, Gilead shall pay to Galapagos an amount equal to Two Hundred Fifty Million Dollars ($250,000,000) (each such payment, an “Option Payment”) within […***…] days after the applicable Galapagos Program has become an Optioned Program pursuant to Section 8.2. For the Autotaxin Program, the payment for such Option shall be deemed made upon payment of the Upfront Consideration.

9.3 Milestone Payments. Each milestone payment in this Section 9.3 shall be payable only once. The payments under Sections 9.3(a), 9.3(b), and 9.3(c) total One Billion Seventy Five Million Dollars ($1,075,000,000).

Option, License and Collaboration Agreement

(a) Development Milestones for ADAMTS-5. Subject to Section 14.4(a)(ii), if the ADAMTS-5 Program becomes an Optioned Program and the applicable milestone event below occurs, Gilead shall pay Galapagos the corresponding milestone payment specified below. The maximum milestone payments due by Gilead under this Section 9.3(a) total […***…] Dollars […***…].

(i) If the ADAMTS-5 Program becomes an Optioned Program, Gilead shall pay Galapagos within […***…] days after the Initial Option Closing for the ADAMTS-5 Program, one (but not both) of the following amounts:

(A) If the secondary endpoint of […***…], as defined in the current protocol as of the Execution Date, is achieved for the ADAMTS-5 Existing Trial, Two Hundred Million Dollars ($200,000,000); or

(B) If the secondary endpoint of […***…], as defined in the current protocol as of the Execution Date, is not achieved, […***…] Dollars […***…] for achievement of each of the following secondary endpoints: (1) […***…], (2) […***…], (3) […***…], (4) […***…], or (5) […***…]) for the ADAMTS-5 Existing Trial, up to a maximum total of […***…] achievements for up to a maximum of […***…] Dollars […***…].

If the ADAMTS-5 Existing Trial is not so completed, then the Parties shall negotiate an appropriate milestone for either a further Phase 2 Clinical Trial or Phase 3 Clinical Trial for the ADAMTS-5 Program. Any dispute regarding such an appropriate milestone shall be resolved pursuant to
Section 15.2(d).

For purposes of this Section 9.3(a)(i), the endpoints are as they exist as of the Execution Date and were disclosed to Gilead unless the Parties agree in writing on modified endpoints.

(ii) If the FDA approves an NDA for an Optioned Product containing GLPG1972, Gilead shall pay to Galapagos a one-time payment of […***…] within […***…] days after the date of such FDA approval.

(b) Sales Milestones for ADAMTS-5. Gilead shall make each of the sales milestone payments indicated below to Galapagos if and when aggregate Net Sales in the Gilead Territory of all Optioned Products containing GLPG1972 across all indications in a given calendar year first meet the thresholds indicated below prior to the end of the expiration of the Royalty Term(s) for such Optioned Products in the Gilead Territory.

Aggregate Net Sales of Optioned Products Containing GLPG1972 in the Gilead Territory a Given Calendar Year	Payment
[…***…]	[…***…	]
[…***…]	[…***…	]
[…***…]	[…***…	]

Gilead shall notify and pay to Galapagos the amounts set forth in this Section 9.3(b) within […***…] days after the end of the calendar quarter during which the applicable milestone event has been achieved.

Option, License and Collaboration Agreement

(c) Development Milestone for Autotaxin Program. If the FDA approves an NDA for an Optioned Product containing GLPG1690, Gilead shall pay to Galapagos a one-time payment of Three Hundred Twenty-Five Million Dollars ($325,000,000) within thirty (30) days after the date of such FDA approval.

9.4 Optioned Product Royalties.

(a) Royalty Payments. In partial consideration of the license granted by Galapagos under Section 8.3, during the applicable Royalty Term only, and on an Optioned Product-by-Optioned Product basis, Gilead shall pay to Galapagos non-refundable royalties in each calendar year on the amount of aggregate Net Sales of the applicable Optioned Product in the Gilead Territory (other than in Access Territory where such Optioned Product is available on an Affordable Basis), as calculated by multiplying the applicable royalty rates set forth below by the corresponding amount of incremental Net Sales of such Optioned Product in such calendar year.

Net Sales of such Optioned Product in the Gilead Territory	Royalty Rate
[…***…]	20%
[…***…]	[…***… ]
[…***…]	24%

For example, if the aggregate Net Sales of all Optioned Products in a given Optioned Program in a particular calendar year is $[…***…], the amount of royalties payable under this Section 9.4(a) shall be as follows: […***…]% of $[…***…] plus […***…]% of $[…***…] = $[…***…].

From and after the expiration of the Royalty Term for an Optioned Product in a country, (i) Gilead shall no longer have any obligation to pay any royalty on Net Sales of such Optioned Product in such country and (ii) Net Sales of such Optioned Product in such country shall be excluded for purposes of determining the royalty tiers set forth above.

(b) Royalty Term. The “Royalty Term” shall commence, on an Optioned Product-by-Optioned Product and country-by-country basis, on the First Commercial Sale of such Optioned Product in such country and shall continue until […***…].

(c) Additional Royalty Provisions. For each Optioned Product, the royalties payable under Sections 9.4(a) will be adjusted as follows with respect to each country in the Gilead Territory upon the first to occur of (i) or (ii) below with respect to such Optioned Product:

(i) Upon the […***…], the royalty rates applicable to the Net Sales of such Optioned Product in such country shall be […***…] of the rates set forth in Section 9.4(a). For clarity, […***…], in each case, as of the First Commercial Sale of an Optioned Product in a country in the Gilead Territory, then as of such First Commercial Sale the royalty rates applicable to the Net Sales of such Optioned Product in such country shall be […***…] of the rates set forth in Section 9.4(a); and

(ii) Upon […***…], the royalty rates applicable to Net Sales of Optioned Products in such country shall be […***…] of the rates set forth in Section 9.4(a).

For clarity, only one (1) reduction under either of the foregoing clauses (i) or (ii) will apply and the maximum reduction in the royalty rates set forth in Section 9.4(a) is […***…].

(d) Compulsory License. If a Compulsory License is granted to a Third Party with respect to an Optioned Product in any country in the Gilead Territory, and such Third Party actually sells such Optioned Product in the country under such Compulsory License, then the Parties shall […***…], with Galapagos’ […***…] included in the royalty payments and reports made pursuant to Section 9.5.

Option, License and Collaboration Agreement

9.5 Royalty Payments and Reports. For each Optioned Product, within […***…] Business Days following the end of each calendar quarter, Gilead shall provide to Galapagos a statement setting forth on a country-by-country basis good faith estimates of the gross sales of the applicable Optioned Product in the Gilead Territory and an estimated calculation of Net Sales in the Gilead Territory with respect to such Optioned Product, in each case, reported in Dollars as determined in accordance with Section 9.13. All amounts payable to Galapagos pursuant to Section 9.4(a) with respect to Net Sales during a calendar quarter, shall be paid in Dollars within […***…] days after the end of such calendar quarter. Each payment of royalties due to Galapagos shall be accompanied by a statement, on a country-by-country basis, of the amount of gross sales of each Optioned Product in the Gilead Territory, during the applicable calendar quarter, a calculation of Net Sales in the Gilead Territory with respect to each Optioned Product showing with reasonable specificity the aggregate deductions from gross sales provided for in the definition of Net Sales during such calendar quarter, and a calculation of the amount of royalty payment due on such sales for such calendar quarter, in all cases, reported in Dollars as determined in accordance with Section 9.13.

9.6 Payments to Third Parties.

(a) Negotiation of Post-Option In-Licenses.

(i) For each Optioned Program, if either Party desires to obtain a license under any Patent or any intellectual property right of a Third Party in any country to Exploit an applicable Optioned Product in such country, then, at such Party’s request, the Parties shall meet and discuss whether to enter into a license agreement to obtain rights to such Patent or intellectual property right for the Exploitation of such Optioned Product in one (1) or more countries in the Territory and if so, the terms of such license agreement and which Party should obtain such license agreement. If the Parties agree to enter into such a license agreement, then the Party that the Parties agree should obtain such license agreement shall enter into such license agreement on the terms agreed by the Parties (such license agreement, a “Joint Post-Option In-License”).

(ii) If the Parties do not agree to obtain a Joint Post-Option In-License with respect to any Patent or any intellectual property right of a Third Party in any country, then either Party may enter into a license agreement with such Third Party for rights under such Patent or intellectual property without the approval of the other Party (such license agreement, an “Independent Post-Option In-License”); provided that such Independent Post-Option In-License shall not impose any obligations on the other Party or preclude the other Party from negotiating such a license for its Respective Territory. Neither Party may enter into an Independent Post-Option In-License without first discussing such in-license agreement with the other Party.

(b) Responsibility for Payments.

(i) “Third Party License Payments” means, with respect to a license agreement with a Third Party for rights under such Third Party’s Patent or other intellectual property, all license fees, milestones, royalties or other payments due to such Third Party under such license agreement.

(ii) Pre-Option In-Licenses for Pre-Program Activities and Galapagos Programs. […***…] for any Third Party License Payments due under any Pre-Option In-License with respect to Pre-Program Activities and Galapagos Programs (other than Optioned Programs).

Option, License and Collaboration Agreement

(iii) Joint Post-Option In-License. With respect to each Joint Post-Option In-License, the Third Party License Payments with respect thereto that are: (A) […***…]; (B) […***…]; (C) […***…]; (D) […***…] or (E) […***…], shall be […***…] by the Parties. In determining the reasonable allocation in foregoing clause (C) and clause (D), the Parties shall take into account […***…].

(iv) With respect to each Pre-Option In-License for Optioned Programs, the Third Party License Payments with respect thereto that are: (A) […***…]; (B) […***…]; (C) […***…]; or (D) […***…], shall be allocated between the Parties […***…]. In determining the reasonable allocation in foregoing clauses (C) and (D), the Parties shall take into account […***…].

(v) Independent Post-Option In-Licenses. With respect to each Independent Post-Option In-License, subject to (A) Section 9.6(b)(vi) if Gilead or any of its Affiliates is a party to such Independent Post-Option In-License or (B) the terms of any Clinical Supply Agreement or Commercial Supply Agreement for which the Party that is a party to such Independent Post-Option In-License (or one of its Affiliates) is the supplying the Party, the Party that is a party to such Independent Post-Option In-License shall be responsible for the Third Party License Payments thereunder.

(vi) Gilead Deduction. With respect to any Third Party License Payments for an Optioned Product in the Gilead Territory (other than any Independent Post-Option In-License with respect to any improvement or enhancement to such Optioned Product in the Gilead Territory that is not being Developed or Commercialized in the Galapagos Territory) for which Gilead is solely responsible (i.e., for which Galapagos is not also sharing costs pursuant to the other provisions of this Section 9.6), Gilead shall have the right to offset […***…] percent […***…] of such Third Party License Payments against any royalties or milestone payments owed to Galapagos under this Agreement with respect to such Optioned Product; provided that any such amount that cannot be applied to offset amounts due to Galapagos for any calendar quarter may be carried forward to be applied in the subsequent calendar quarter.

(vii) Payment Process. With respect to any Third Party License Payments not shared as Research and Development Costs (and therefore handled through the process in Section 9.9), on a quarterly basis, the Party initially bearing the Third Party License Payments shall invoice the other Party for such amount as is necessary to effectuate the responsibility for Third Party License Payments as set forth in this Section 9.6. The Party receiving such invoice shall pay it not later than […***…] days following receipt thereof.

9.7 Following Royalty Term. Upon expiration of the Royalty Term with respect to an Optioned Product in a country, each Party’s licenses from the other Party hereunder with respect to such Optioned Product, in such country, shall become fully paid-up, non-exclusive, perpetual, and irrevocable.

9.8 Veterinary Products. Neither Party, nor any of its Affiliates, shall Exploit or grant any (sub)licenses to any Third Party to Exploit any Galapagos Product or Optioned Product for Veterinary Use without the prior written consent of the other Party. With respect to Veterinary Use, unless set forth in a separate written agreement between the Parties, no research, development or commercialization costs and expenses are intended to be shared by the Parties and no milestones or royalties set forth herein shall apply to the Development or Commercialization of any Optioned Product for Veterinary Use.

9.9 Optioned Program Research and Development Costs.

(a) Generally. Subject to Section 9.9(b) and any other relevant terms in this Section 9.9, for each Optioned Program, the Parties shall share Research and Development Costs incurred by or on behalf of either Party or its Affiliates after the applicable Option Exercise Closing with respect to the countries relating to each Option Exercise Closing, as follows: Gilead shall be responsible for fifty percent

Option, License and Collaboration Agreement

(50%) and Galapagos shall be responsible for fifty percent (50%). Within […***…] Business Days after the end of each calendar quarter, each Party shall provide to the other Party a report in reasonable detail of any Research and Development Costs incurred by such Party in such calendar quarter for each Optioned Program, which may be based on such Party’s good faith estimate. Such Research and Development Costs so reported shall be used for the calculation of the 50/50 split for the Research and Development Costs (and for clarity, any adjustments made to such reported amounts shall be taken in the calendar quarter in which such adjustments are recorded). Within […***…] days following receipt of such report(s), for all Optioned Programs, the Party that incurred the higher aggregate Research and Development Costs for the applicable calendar quarter (across all Optioned Programs), shall invoice the other Party for one-half (1/2) of the difference between the Parties’ respective aggregate Research and Development Costs for the applicable calendar quarter (across all Optioned Programs). The Party receiving such invoice shall pay it not later than […***…] days following receipt thereof. The Parties will further work together and reasonably take into account the internal and external reporting requirements and timelines of the other Party (i) when preparing reports pursuant to this ARTICLE IX to the other Party, (ii) when aligning the respective R&D Plan and Budget, Global Commercialization Plan and Budget and Global Manufacturing Plan and Budget for each Optioned Program and Third Party License Payments and (iii) during any other planning-related exercise.

(b) Permitted R&D Cost Overrun. If in any calendar year the FTE Costs and out-of-pocket costs and expenses incurred by a Party or any of its Affiliates in connection with the activities allocated to such Party under the then-current R&D Plan and Budget exceeds the budget set forth in the then-current R&D Plan and Budget for such activities during such calendar year, then, if and to the extent that any such overspend (i) does not exceed […***…] percent […***…] of the budgeted costs and expenses set forth in the R&D Plan and Budget for such activities for such calendar year or (ii) is otherwise approved by the Parties, such approval not to be unreasonably conditioned, withheld or delayed (a “Permitted R&D Cost Overrun”), then such Permitted R&D Cost Overrun shall be included in Research and Development Costs and shared by the Parties pursuant to Section 9.9(a). To the extent that any overspend exceeds […***…] percent […***…] of the budgeted costs and expenses set forth in the R&D Plan and Budget for such activities for such calendar year and was not otherwise approved by the Parties in writing, then such overspend shall not constitute Research and Development Costs in such calendar year and shall be borne by the Party incurring the same. The FTE Costs and out-of-pocket costs and expenses incurred by Galapagos or its Affiliates prior to the date the JSC approves the R&D Plan and Budget for the Autotaxin Program shall not count towards a Permitted R&D Cost Overrun.

(c) Post-Approval Commitments and Phase 4 Clinical Trials.

(i) Mutual Post-Approval Commitments. For each Optioned Program, any Research and Development Costs incurred by or on behalf of either Party or its Affiliates in fulfilling any Mutual Post-Approval Commitment (including in conducting any Requested or Required Phase 4 Clinical Trial to fulfill a Mutual Post-Approval Commitment) shall be included in the R&D Plan and Budget and the Research and Development Costs reported to the other Party and split by the Parties in accordance with Section 9.9(a). For clarity, any dispute regarding Mutual Post-Approval Commitments shall be subject to the same dispute resolution process generally applicable to the R&D Plan and Budget for such Optioned Program to which the Mutual Post-Approval Commitments relate. In the event of a Mutual Post-Approval Commitment arising from Regulatory Authorities in a non- Major Market, the Parties may discuss in good faith the impact of performing such Mutual Post-Approval Commitments on activities relating to the applicable Optioned Program in their Respective Territories.

Option, License and Collaboration Agreement

(ii) Other Post-Approval Commitments and Phase 4 Clinical Trials. For each Optioned Program, any Research and Development Costs incurred by or on behalf of either Party or its Affiliates in (A) fulfilling any post-approval commitment other than a Mutual Post-Approval Commitment or (B) conducting any Phase 4 Clinical Trial that is not conducted to fulfill a Mutual Post-Approval Commitment, in each case ((A) and (B)), shall be excluded from the Research and Development Costs reported to the other Party pursuant to Section 9.9(a) and shall be borne by the Party conducting such activity, unless included in the R&D Plan and Budget or otherwise agreed by the Parties in writing.

(d) Phase 3 Triggering Clinical Trial. With respect to each Optioned Program for which the Triggering Clinical Trial is a Phase 3 Clinical Trial, if such Triggering Clinical Trial has reached its Completion Date, then Gilead shall pay to Galapagos an amount equal to the sum of (i) […***…] percent […***…] of the costs and expenses Gilead would have borne had such Triggering Clinical Trial been included in an R&D Plan and Budget and (ii) […***…]. Such payment shall be made to Galapagos within […***…] days after receipt of an invoice with respect thereto, which invoice must be accompanied by a report in reasonable detail of such FTE Costs and out-of-pocket costs and expenses.

(e) Delayed Initial Option Closing. If the Initial Option Closing for a Galapagos Program has not occurred within […***…] days after the date on which both Parties have made the necessary initial Antitrust Filings in the applicable country(ies) as set forth in Section 8.2(e), and such Initial Option Closing subsequently occurs, then Gilead shall be responsible for […***…] percent […***…] of the Research and Development Costs incurred for such Optioned Program beginning on the […***…] day after the date on which both Parties have made the necessary initial Antitrust Filings in the applicable country(ies) in accordance with Section 9.9(a). Galapagos shall include any such costs in the invoices provided pursuant to Section 9.9(a).

9.10 Shared Commercialization Costs.

(a) For each Optioned Program, the Parties shall share the Shared Commercialization Costs incurred by or on behalf of either Party or its Affiliates after the applicable Option Exercise Closing with respect to the countries relating to each Option Exercise Closing, as follows: Gilead shall be responsible for fifty percent (50%) and Galapagos shall be responsible for fifty percent (50%). Within […***…] Business Days after the end of each calendar quarter, each Party shall provide to the other Party a report in reasonable detail of any Shared Commercialization Costs incurred by such Party in such calendar quarter for each Optioned Program, which report may be based on such Party’s good faith estimate. Such Shared Commercialization Costs so reported shall be used for the calculation of the 50/50 split for the Shared Commercialization Costs.    Within […***…] days following receipt of such report(s), for all Optioned Programs, the Party that incurred the higher aggregate Shared Commercialization Costs for the applicable period (across all Optioned Programs), shall invoice the other Party for one-half (1/2) of the difference between the Parties’ respective aggregate Shared Commercialization Costs for the applicable period (across all Optioned Programs). The Party receiving such invoice shall pay it not later than […***…] days following receipt thereof.

(b) If in any calendar year the Shared Commercialization Costs incurred by a Party exceed the budget set forth in the then-current Global Commercialization Plan and Budget for the activities allocated to it thereunder during such calendar year, then, if and to the extent that any such overspend (i) does not exceed […***…] percent […***…] of the budgeted costs and expenses set forth in the Global Commercialization Plan and Budget for such activities for such calendar year, or (ii) is otherwise approved by the Parties, such approval not to be unreasonably conditioned, withheld or delayed (a “Permitted Commercialization Overrun”), then such Permitted Commercialization Overrun shall be included in Shared Commercialization Costs and shared by the Parties pursuant to Section 9.10(a). To the extent that any overspend exceeds […***…] percent […***…] of the budgeted costs and expenses set forth in the Global Commercialization Plan and Budget for such activities in such calendar year and was not otherwise approved by the Parties, then such overspend shall not constitute Shared Commercialization Costs in such calendar year and shall be borne by the Party incurring the same.

Option, License and Collaboration Agreement

9.11 Shared Patent Costs.

(a) For each Optioned Program, with respect to any Patent Costs to be […***…] pursuant to ARTICLE X (the “Shared Patent Costs”), the Parties shall share such Shared Patent Costs as follows: Gilead shall be responsible for […***…] percent […***…] and Galapagos shall be responsible for […***…] percent […***…]. Within […***…] Business Days after the end of each calendar quarter, each Party shall provide to the other Party a report in reasonable detail of any Shared Patent Costs incurred by such Party in such calendar quarter for each Optioned Program, which may be based on such Party’s good faith estimate. Such Shared Patent Costs so reported shall be used for the calculation of the […***…] the Shared Patent Costs. Within […***…] days following receipt of such report(s), the Party that incurred the higher aggregate Shared Patent Costs for the applicable period shall invoice the other Party for […***…] of the difference between the Parties’ respective aggregate Shared Patent Costs for the applicable period. The Party receiving such invoice shall pay it not later than […***…] days following receipt thereof.

(b) If Gilead requests that Galapagos incur Patent Costs with respect to a Galapagos Program and Galapagos agrees to incur such Patent Costs, then Section 9.11(a) shall apply to such Patent Costs as if such Patent Costs were Shared Patent Costs relating to an Optioned Program.

9.12 Taxes.

(a) Taxes on Income. Each Party shall be solely responsible for the payment of all Taxes imposed on its share of income arising directly or indirectly from the collaborative efforts of the Parties under this Agreement.

(b) Tax Cooperation. The Parties shall cooperate with one another and use reasonable efforts to mitigate or reduce Tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made between the Parties under this Agreement. Without limiting the generality of the foregoing, each Party shall provide the other with any Tax forms and other information that may be reasonably necessary in order to eliminate or reduce withholding based on an applicable treaty. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law, of withholding Taxes, VAT, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding Tax or VAT.

(c) VAT. It is understood and agreed between the Parties that any payments made by Gilead under this Agreement are exclusive of any value added tax (“VAT”) or similar Tax imposed upon such payments. Where VAT is properly added to a payment made under this Agreement, Gilead will pay the amount of VAT only on receipt of a valid Tax invoice issued in accordance with Applicable Law.

(d) Payment of Tax. To the extent Gilead is required by Applicable Law to deduct or withhold Taxes on any payment to Galapagos, Gilead shall pay the amounts of such Taxes to the proper Governmental Authority in a timely manner; provided that Gilead must provide Galapagos with at least […***…] days’ notice of the applicability of any withholding Tax with respect to such payment, and Gilead and Galapagos shall […***…] work together during such […***…] day period to eliminate or reduce such withholding. Any amount withheld or deducted by Gilead pursuant to this provision shall be treated as having been paid to Galapagos for purposes of this Agreement. Gilead must promptly (within […***…] days of payment) transmit to Galapagos an official Tax certificate or other evidence of any withholding sufficient to enable Galapagos to claim available credits for withholding Tax deducted or withheld by Gilead.

(e) No Partnership. Galapagos and Gilead intend that this Agreement will not be treated as a partnership or joint venture for United States federal and state tax purposes, and each of Galapagos and Gilead will file all tax returns and will otherwise take all tax reporting positions in a manner consistent with such treatment.

Option, License and Collaboration Agreement

9.13 Foreign Exchange. All payments shall be paid in Dollars. For purpose of computing such payments, the Net Sales of Optioned Products in countries other than the United States and other amounts reimbursable by the other Party hereunder shall be converted into Dollars in accordance with the standard practices used by the applicable Party or its Affiliate or Sublicensee receiving the Net Sales of the applicable Optioned Products or incurring the reimbursable expense in preparing its audited financial statements for the applicable calendar quarter. Gilead’s standard worldwide currency conversion methodology on the Execution Date is […***…]. Galapagos’ standard worldwide currency conversion methodology on the Execution Date is […***…]. Each Party shall inform the other Party of any changes to its standard worldwide currency conversion methodology prior to any such changes becoming effective.

9.14 Late Payments. If a Party does not receive payment of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the unpaid sum due to such Party from the due date until the date of payment at a per-annum rate of […***…] percent […***…] above the prime rate as reported in The Wall Street Journal, Eastern Edition, or the maximum rate allowable by Applicable Law, whichever is less.

9.15 Financial Records; Audits. Each Party and its Affiliates shall use all reasonable efforts to maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of the amounts to be reimbursed, pursuant to this ARTICLE IX, with respect to Research and Development Costs, Shared Commercialization Costs, Shared Patents Costs or other amounts to be reimbursed, credited, offset or shared hereunder incurred or generated (as applicable) by such Party’s or its Affiliates’ achievement of milestones, royalty payments and other compensation or reimbursement payable under this Agreement. Upon reasonable prior notice, such records shall be open during regular business hours for a period of […***…] years from the creation of individual records for examination not more often than once each calendar year, by an independent certified public accountant selected by the auditing Party and reasonably acceptable to the audited Party or its applicable Affiliate for the sole purpose of verifying for the auditing Party the accuracy of the financial statements or reports or sales milestone notices furnished by the audited Party or such Affiliate pursuant to this Agreement or of any payments made, or required to be made, by or to the audited Party or such Affiliate to the other pursuant to this Agreement. Any such auditor shall not disclose the audited Party’s or its Affiliates’ confidential information to the auditing Party, but shall, instead, report that there was or was not a discrepancy uncovered by the audit and if such a discrepancy was uncovered, the amount and direction of it. Any amounts shown to be owed but unpaid, or overpaid and in need of reimbursement, shall be paid or refunded (as the case may be) within […***…] days after the auditor’s report, plus interest (as set forth in Section 9.14) from the original due date (unless challenged in good faith by the audited Party, in which case any undisputed portion shall be paid in accordance with the foregoing timetable, any dispute with respect to such challenge shall be resolved in accordance with ARTICLE XV, any remaining disputed portion shall be paid within […***…] days after resolution of the dispute, and interest shall not accrue with respect to the disputed portion during the period of time the dispute is being resolved). The auditing Party shall bear the full cost and expense of such audit unless such audit reveals an overpayment to, or an underpayment by, the audited Party or its Affiliates that resulted from a discrepancy in a report that the audited Party or its Affiliates provided to the other Party during the applicable audit period, which underpayment or overpayment was more than […***…] percent […***…] of the amount set forth in such report, in which case the audited Party or its applicable Affiliate shall bear the full cost and expense of such audit. Each Party, at the request of the other Party, shall make available to the other Party the results of any audit performed by the non-requesting Party on such non-requesting Party’s Sublicensees hereunder. During the Term, each Party shall consider in good faith other reasonable procedures proposed by the other Party for sharing financial information in order to permit the other Party to close its books periodically in a timely manner.

Option, License and Collaboration Agreement

9.16 Manner and Place of Payment. All payments owed under this Agreement shall be made by wire transfer in immediately available funds to a bank and account designated in writing by Galapagos or Gilead (as applicable), unless otherwise specified in writing by such Party.

9.17 No Double Counting. No cost or expense included in calculations pursuant to this ARTICLE IX shall be counted more than once.

ARTICLE X

INTELLECTUAL PROPERTY

10.1 Ownership of Collaboration IP. Subject to Section 7.4(a), Collaboration IP shall be owned as set forth in the remainder of this Section 10.1. Inventorship will be determined in accordance with U.S. Applicable Laws as to inventorship.

(a) Galapagos Collaboration IP. As between the Parties, Galapagos shall solely own all right, title and interest in and to all (i) Galapagos Foreground Know-How and Galapagos Program Period Know-How (collectively, the “Galapagos Collaboration Know-How”) and (ii) Galapagos Foreground Patents and Galapagos Program Period Patents (collectively, the “Galapagos Collaboration Patents”), and all right, title and interest in and to the Galapagos Collaboration Know-How and Galapagos Collaboration Patents (collectively, the “Galapagos Collaboration IP”) shall automatically vest solely in Galapagos. Gilead shall promptly disclose to Galapagos any inventions within the Galapagos Program Period Know-How conceived, discovered, developed, generated or otherwise made by or on behalf of Gilead or any of its Affiliates, and shall provide to Galapagos documentation regarding any such invention as Galapagos may reasonably request. Gilead, for itself and on behalf of its Affiliates and employees, hereby assigns (and to the extent such assignment can only be made in the future hereby agrees to assign) to Galapagos, Gilead’s entire right, title and interest in and to the Galapagos Collaboration IP. Gilead shall, and shall cause its Affiliates to, cooperate with Galapagos to effectuate and perfect the foregoing ownership, including by promptly executing and recording assignments and other documents consistent with such ownership.

(b) Gilead Collaboration IP. As between the Parties, Gilead shall solely own all right, title and interest in and to all (i) Gilead Collaboration Know-How and (ii) Gilead Collaboration Patents, and all right, title and interest in and to the Gilead Collaboration Know-How and Gilead Collaboration Patents (collectively, the “Gilead Collaboration IP”) shall automatically vest solely in Gilead.

(c) Joint Collaboration IP. As between the Parties, the Parties shall jointly own all right, title and interest in and to all Joint Collaboration Know-How and Joint Collaboration Patents (collectively “Joint Collaboration IP”). Subject to the terms of this Agreement (including, for clarity, Sections 8.1, 8.3, and 8.4, and the applicable Sections of this ARTICLE X), each Party shall have the right (without requiring the consent of, or accounting to, the other Party) to use, practice or otherwise exploit the Joint Collaboration IP in its Respective Territory and to use, practice or otherwise Exploit solely for internal research and development purposes the Joint Collaboration IP worldwide, and for no other purpose unless such Party obtains the prior written consent of the other Party (including through a license to the other Party’s interest in such Joint Collaboration IP) to use, practice or otherwise Exploit any applicable Joint Collaboration IP for another purpose.

(d) Joint Research Agreement. As between the Parties, this Agreement shall be deemed to be a joint research agreement in accordance with 35 U.S.C. §103(c) or 35 U.S.C. §102(c), as applicable; provided that neither Party shall (i) unilaterally invoke the protections of or (ii) be required by this reference to have any Patent take advantage of or become subject to, 35 U.S.C. §103(c) or 35 U.S.C. §102(c), as applicable, except with the prior written consent of the other Party.

Option, License and Collaboration Agreement

10.2 Prosecution of Patents

(a) Patent Prosecution Committee. Promptly (but no later than […***…] days) after the Effective Date, the Parties will establish a patent prosecution committee (the “Patent Prosecution Committee”). The purpose of the Patent Prosecution Committee is to (i) discuss the general Prosecution strategies (including countries in which to file) regarding Patents for Pre-Program Activities and Galapagos Programs, (ii) review and agree on Prosecution strategies for the Optioned Programs (and Optioned Molecules and Optioned Products), (iii) discuss any election (or potential election) by a Party to cease Prosecution of any Patents for which it is responsible under this Section 10.2, (iv) discuss any election (or potential election) by a Party to cease sharing Patent Costs for any Patents for which it is […***…], and (v) discuss the progress of any opposition proceeding, appeal or other action at the European Patent Office being defended pursuant to Section 10.5(b)(iii)(A). The Patent Prosecution Committee shall include members from both Parties who have appropriate experience with respect to Prosecution. Either Party may invite non-members to participate in the discussions and meetings of the Patent Prosecution Committee provided notice is given to the other Party, and such non-members shall be subject to confidentiality obligations at least as stringent as those set forth in ARTICLE XIII. The Patent Prosecution Committee will meet monthly or as otherwise agreed by the Parties. All final decisions related to the Prosecution of any Patent will be made by the Party with the right to control such Prosecution as set forth in this Section 10.2.

(b) Prosecution of Patents for Pre-Program Activities and Galapagos Programs.

(i) Galapagos Patents.

(A) Galapagos shall have the sole right and authority, but not the obligation, to prepare, file, prosecute and maintain (such activities, collectively, “Prosecution”) the Galapagos Patents for any Pre-Program Activities and Galapagos Programs (other than Optioned Programs) in any jurisdiction using counsel of its choice, unless there is a conflict between said counsel and Gilead, in which case new counsel shall be selected that is reasonably acceptable to Gilead. Galapagos shall take into consideration the general strategies agreed by the Patent Prosecution Committee in connection with such Prosecution. If Galapagos intends to take any action that is inconsistent with such general strategies, it shall inform Gilead and reasonably consider in good faith any comments provided by Gilead with respect to such inconsistency.

(B) Upon Gilead’s request (to be made no more than once per […***…] period), Galapagos shall provide Gilead with high-level summaries of the Galapagos Patents for any Pre-Program Activities and Galapagos Programs (other than Optioned Programs); provided that such summaries shall not include the […***…].

(C) If Galapagos notifies Gilead of a Suspension or Termination of any Pre-Program Activities or Galapagos Program in accordance with Section 2.4 […***…].

(D) Galapagos shall be solely responsible for all Patent Costs incurred in connection with the Prosecution of any Galapagos Patent for any Pre-Program Activities and Galapagos Programs (other than Optioned Programs).

Option, License and Collaboration Agreement

(ii) Gilead Collaboration Patents and Joint Collaboration Patents. The Parties acknowledge that there will not be any Gilead Collaboration Patents or Joint Collaboration Patents claiming, covering, or arising from any Pre-Program Activities or Galapagos Programs (other than Optioned Programs) in any jurisdiction because all Collaboration Patents generated, solely or jointly, by or on behalf of Gilead or its Affiliates in connection with Pre-Program Activities or Galapagos Programs (other than Optioned Programs) would be through Gilead Contributions and, pursuant to Section 2.2, be deemed to be Galapagos Program Period Patents and therefore Galapagos Patents.

(c) Prosecution of Patents for Optioned Programs.

(i) Galapagos Patents and Joint Collaboration Patents.

(A) Galapagos shall have the first right and authority, but not the obligation, to Prosecute the Galapagos Patents for any Optioned Program and Joint Collaboration Patents in any jurisdiction using counsel of its choice, unless there is a conflict between said counsel and Gilead, in which case new counsel shall be selected that is reasonably acceptable to Gilead. Galapagos shall keep Gilead reasonably informed of all material matters relating to the Prosecution of such Galapagos Patents and Joint Collaboration Patents (including providing Gilead with copies of all material correspondence with Patent offices or other Governmental Authorities) and shall reasonably consider in good faith any comments provided by Gilead with respect to such submissions. With respect to any such Galapagos Patent and Joint Collaboration Patents filed after the closing of the Option for the applicable Optioned Program, Galapagos shall coordinate with Gilead through the Patent Prosecution Committee regarding the countries or territories in which such Galapagos Patent and Joint Collaboration Patents shall be filed. If Gilead desires that any such Galapagos Patent or Joint Collaboration Patents, as applicable, be filed in additional country(ies) or territory(ies) other than those desired by Galapagos, then upon Gilead’s written request identifying such additional country(ies) or territory(ies), Galapagos shall cause such Galapagos Patent or Joint Collaboration Patents, as applicable, to be filed in such additional country(ies) or territory(ies).

(B) The Parties shall […***…] all Patent Costs incurred in connection with the Prosecution of any Galapagos Patent for any Optioned Program and for any Joint Collaboration Patent.

(C) In the event that Gilead elects not to […***…] Patent Costs for any Galapagos Patent for any Optioned Program or for any Joint Collaboration Patents, Gilead shall provide Galapagos with at least […***…] days written notice thereof, and (1) if such Patent is a Galapagos Patent it shall, at the end of such notice period, be automatically deemed to be removed from the definition of “Galapagos Patents” under this Agreement, the licenses granted to Gilead and its Affiliates as to such Patent shall terminate, and Galapagos shall have no obligations or restrictions with respect to such Patent under this Agreement or (2) if such Patent is Joint Collaboration Patent it shall, at the end of such notice period, be automatically deemed to be removed from the definition of “Joint Collaboration Patents” under this Agreement, the licenses granted to Gilead and its Affiliates as to such Patent shall terminate, and Galapagos shall have no obligations or restrictions with respect to such Patent under this Agreement and shall be free to use, practice or otherwise Exploit such Joint Collaboration Patent for any purpose without the consent of, or accounting to, Gilead. In the event that Galapagos elects not to Prosecute any Galapagos Patent for any Optioned Program or any Joint Collaboration Patents, Galapagos shall notify Gilead in writing at least […***…] days before any such Galapagos Patent or Joint Collaboration Patent would become abandoned or rights would otherwise be forfeited with respect thereto, and, unless Galapagos has a bona fide strategic reason for such election after considering, reasonably and in good faith, all input received from Gilead, Gilead shall have the right, but not the obligation, to assume Prosecution of such Galapagos Patent or Joint Collaboration Patent, in which case Gilead shall be solely responsible for all Patent Costs with respect to such Patent.

Option, License and Collaboration Agreement

(D) On a […***…] basis, Galapagos will provide summaries in reasonable detail of the status of Prosecution of the Galapagos Patents and Joint Collaboration Patents that Galapagos is Prosecuting pursuant to this Section 10.2(c)(i). Prior to September 1 of each year, the Parties will provide the Patent Prosecution Committee with an initial estimated budget of any Patent Costs […***…] between the Parties under this Agreement. The Patent Prosecution Committee will evaluate such initial estimates and, prior to November 1 of each year, agree upon an estimated budget for any Patent Costs shared between the Parties for the upcoming year.

(ii) Gilead Collaboration Patents.

(A) Gilead shall have the first right and authority, but not the obligation, to Prosecute the Gilead Collaboration Patents in any jurisdiction using counsel of its choice, unless there is a conflict between said counsel and Galapagos, in which case new counsel shall be selected that is reasonably acceptable to Galapagos. Gilead shall be solely responsible for all Patent Costs incurred in connection with the Prosecution of the Gilead Collaboration Patents. Gilead shall keep Galapagos reasonably informed of all material matters relating to the Prosecution of the Gilead Collaboration Patents in the Major Markets (including providing Galapagos with copies of all material correspondence with Patent offices or other Governmental Authorities for the Major Markets) to the extent reasonably related to any Galapagos Molecule or Optioned Molecule, and shall reasonably consider in good faith any comments provided by Galapagos with respect to such correspondence. Galapagos shall bear any Patent Costs it may incur in connection with any review and consultation concerning any Gilead Collaboration Patent.

(B) In the event that Gilead elects not to Prosecute any Gilead Collaboration Patents, Gilead shall notify Galapagos in writing at least […***…] days before any such Collaboration Patent would become abandoned or rights would otherwise be forfeited with respect thereto, and, unless Gilead has a bona fide strategic reason for such election after considering, reasonably and in good faith, all input received from Galapagos, Galapagos shall have the right, but not the obligation, to assume Prosecution of such Gilead Collaboration Patent, in which case Galapagos shall be solely responsible for all Patent Costs with respect to such Patent.

(d) Cooperation in Prosecution. Each Party shall provide the other Party all reasonable notice, assistance and cooperation in the Prosecution activities set forth in this Section 10.2, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

10.3 Patent Term Extensions. Each Party shall have the sole right and authority, in consultation with the other Party, to apply for and obtain any Patent term extension or related extension of rights, including supplementary protection certificates and similar rights (collectively, “Patent Term Extensions”), for any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent, in each case, in its Respective Territory. If the Parties disagree on the appropriate strategy with respect to any Patent Term Extension for any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent, then such dispute shall be subject to resolution by the JSC; provided that if the JSC is unable to reach consensus on the strategy, then each Party shall have final decision-making authority with respect to such strategy in its Respective Territory and neither Party shall have the right to escalate such dispute beyond the JSC. In exercising such final decision-making authority after consideration by the JSC, each Party shall consider, reasonably and in good faith, all input received from the other Party. Each Party shall provide reasonable assistance to the other Party in connection with applying for and obtaining any Patent Term Extensions for any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent. To the extent reasonably and legally required in order to obtain any Patent Term Extension in any country, each Party shall make available to the other a copy of the necessary documentation Controlled by such Party to enable such other Party to use the same for the purpose of obtaining such Patent Term Extension in such country. Any Patent Costs incurred in connection with any Patent Term Extension for any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent shall be borne by the Party applying for such Patent Term Extension.

Option, License and Collaboration Agreement

(a) Optioned Product Orange Book Listings. With respect to any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent, Gilead shall have the sole right and authority, in its discretion, to make any filing with respect to any Optioned Product in connection with the FDA’s Orange Book or any preparation of a list of Patents under section 351 of the Public Health Service Act or any post-approval patent linkage and registration inside or outside the United States (any such filing, an “Optioned Product Orange Book Listing”). Gilead shall provide Galapagos a copy of all Optioned Product Orange Book Listings. Galapagos shall provide reasonable assistance to Gilead in connection with any Optioned Product Orange Book Listing. The Parties shall […***…] all Patent Costs incurred in connection with any Optioned Product Orange Book Listing.

10.4 Infringement by Third Parties.

(a) Notification of Program Infringement. If either Party becomes aware of any infringement, threatened infringement, or alleged infringement (i) of any Galapagos Patent, Joint Collaboration Patent or Gilead Collaboration Patent by a Third Party that is manufacturing, using, importing, marketing or selling a Molecule or product that competes with (A) a Molecule or product that is the subject of such Pre-Program Activities, (B) a Galapagos Molecule or Galapagos Product, or (C) an Optioned Molecule or Optioned Product, as applicable, or (ii) as a result of a notification to such Party or any of its Affiliates pursuant to Sections 505(j)(2)(B) or 505(b)(3) of the FD&C Act (21 U.S.C. § 355(j)(2)(B) and 21 U.S.C. § 355(b)(3)) or Section 351(l) of the Public Health Service Act (42 U.S.C. 262(l)), or a foreign equivalent, of an application for approval of a Generic Product with respect to an applicable product, Molecule, Galapagos Molecule, Galapagos Product, Optioned Molecule or Optioned Product, as applicable (each of (i) and (ii), a “Program Infringement”), then such Party shall promptly notify the other Party in writing thereof and provide evidence in such Party’s possession with respect thereto.

(b) Establishment of Patent Litigation Committee. If the notice provided under Section 10.4(a) is based on competition with, or a Generic Product of, an Optioned Molecule or Optioned Product then, promptly (but no later than […***…] Business Days) after such notice (or after such Molecule or product becomes an Optioned Molecule or Optioned Product), the Parties will establish a patent litigation committee (the “Patent Litigation Committee”). The purpose of the Patent Litigation Committee is to facilitate the discussion and coordination of Patent enforcement and defense matters related to Optioned Programs in accordance with and subject to the terms of this Agreement. The Patent Litigation Committee shall include members from both Parties who have appropriate experience for the matters to be discussed. Either Party may invite non-members to participate in the discussions and meetings of the Patent Litigation Committee provided notice is given to the other Party, and such non-members shall be subject to confidentiality obligations at least as stringent as those set forth in ARTICLE XIII. The Patent Litigation Committee will meet monthly or as otherwise agreed by the Parties. All final decisions related to the enforcement or defense of any Patent will be made by the Party with the right to control such enforcement or defense, as applicable, as set forth in this ARTICLE X. If needed, the Parties shall put in place a common interest agreement to allow full sharing of information related to such enforcement or defense.

Option, License and Collaboration Agreement

(c) Enforcement Based on Competition with Pre-Program Activities and Galapagos Programs

(i) Galapagos Patents. With respect to any Program Infringement of any Galapagos Patent based on competition with, or a Generic Product of, a Molecule or product that is the subject of Pre-Program Activities or a Galapagos Molecule or Galapagos Product, Galapagos shall have the sole right and authority, but not the obligation, to bring suit or other action to abate such infringement; provided that, Galapagos shall (1) provide at least […***…] days’ written notice to Gilead of its intent to bring such suit or other action; (2) consider, reasonably and in good faith, all input received from Gilead with respect thereto; and (3) conduct such suit or other action in a manner that Galapagos reasonably believes to be in the best interests of the Development and Commercialization of such Molecule, product, Galapagos Molecule or Galapagos Product.

(ii) Gilead Collaboration Patents and Joint Collaboration Patents. The Parties acknowledge that there will not be any Gilead Collaboration Patents or Joint Collaboration Patents claiming, covering, or arising from any Pre-Program Activities or Galapagos Programs (other than Optioned Programs) in any jurisdiction because all Collaboration Patents generated, solely or jointly, by or on behalf of Gilead or its Affiliates in connection with Pre-Program Activities or Galapagos Programs (other than Optioned Programs) would be through Gilead Contributions and, pursuant to Section 2.2, be deemed to be Galapagos Program Period Patents and therefore Galapagos Patents.

(d) Enforcement Based on Competition with Optioned Programs. With respect to any Program Infringement of any Galapagos Patent, Joint Collaboration Patent, or Gilead Collaboration Patent based on competition with, or a Generic Product of, an Optioned Molecule or Optioned Product, Gilead shall have the first right and authority, but not the obligation, to bring suit or other action to abate any Program Infringement of any Galapagos Patents, Joint Collaboration Patents and Gilead Collaboration Patent; provided that, Gilead shall (1) provide at least […***…] days’ written notice to Galapagos of its intent to bring such suit or other action; (2) consider, reasonably and in good faith, all input received from Galapagos and all discussions held by the Patent Litigation Committee with respect thereto and, with respect to the Galapagos Territory, incorporate any Galapagos comments in any filings and strategies; (3) conduct such suit or other action in a manner that Gilead reasonably believes (taking into account all input received from Galapagos and all discussions held by the Patent Litigation Committee) to be in the best interests of the Development and Commercialization of such Optioned Molecules and Optioned Products and (4) keep Galapagos and the Patent Litigation Committee fully informed and allow Galapagos to actively participate in all aspects of such suit or action. If Gilead does not inform Galapagos that it intends to bring such suit or other action to abate such Program Infringement within […***…] days after notification of such Program Infringement pursuant to Section 10.4(a), then, unless, with respect to Gilead Territory only, Gilead has a bona fide strategic reason for not enforcing such Gilead Patent, Galapagos shall have the second right and authority, but not the obligation, to bring such suit or other action.

(e) Other Infringement.

(i) Galapagos Patents and Joint Collaboration Patents. With respect to any infringement, threatened infringement or alleged infringement of any Galapagos Patent or Joint Collaboration Patent that is not a Program Infringement, Galapagos shall have the sole right and authority, but not the obligation, to bring suit or other action to abate such infringement; provided that Galapagos shall (A) provide at least […***…] days’ written notice to Gilead of its intent to bring such suit or other action, (B) consider, reasonably and in good faith, all input received from Galapagos with respect thereto and (C) conduct such suit or other action in a manner that Galapagos reasonably believes to be in the best interests of the Development and Commercialization of Galapagos Molecules, Galapagos Products, Optioned Molecules and Optioned Products.

(ii) Gilead Collaboration Patents. With respect to any infringement, threatened infringement or alleged infringement of any Gilead Collaboration Patent that is not a Program Infringement, Gilead shall have the sole right and authority, but not the obligation, to bring suit or other action to abate such infringement; provided that Gilead shall (A) provide at least […***…] days’ written

Option, License and Collaboration Agreement

notice to Galapagos of its intent to bring such suit or other action, (B) consider, reasonably and in good faith, all input received from Galapagos with respect thereto and, with respect to the Galapagos Territory, incorporate any Galapagos comments in any filings and strategies, (C) conduct such suit or other action in a manner that Gilead reasonably believes to be in the best interests of the Development and Commercialization of Molecules and Product that are the subject of Pre-Program Activities, Galapagos Molecules, Galapagos Products, Optioned Molecules and Optioned Products and (D) provide Galapagos with material submissions made in connection with such suit or action.

(f) Cooperation and Information Sharing. With respect to any suit or other action under this Section 10.4, the Party that is not bringing such suit or other action (“Non-Enforcing Party”) shall cooperate fully as may be reasonably requested by the Party bringing such suit or other action (“Enforcing Party”), upon reasonable notice, to maintain such suit or other action, by executing and making available such documents as the Enforcing Party may reasonably request, and by performing all other acts which are or may become reasonably necessary to vest in the Enforcing Party the right to institute any such suit or other action, including by being joined to such action if so requested and by using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties. The Enforcing Party shall keep the Non-Enforcing Party regularly informed of the status and progress of such efforts, and shall reasonably consider the Non-Enforcing Party’s comments on any such efforts.

(g) Settlement. Without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), neither Party shall settle any claim, suit or action that is brought under this Section 10.4 with respect to any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent in any manner that would (i) reduce the scope of, or admit the invalidity or unenforceability of, such Patent, (ii) admit any liability by the other Party, or (iii) materially limit the rights of, or materially expand the obligations of, the other Party under this Agreement or any Ancillary Agreement.

(h) Costs and Expenses; Recoveries.

(i) Enforcement Based on Competition with Pre-Program Activities and Galapagos Programs. With respect to any suit or other action brought by either Party pursuant to Section 10.4(c), unless otherwise agreed by the Parties in writing, the Party filing such suit or taking such action shall be solely responsible for all Patent Costs incurred by such Party in connection with such suit or other action, and any Patent Costs incurred by the other Party or any of its Affiliates in connection with any cooperation requested by such Party with respect to such suit or other action. Any monetary damages recovered from a Third Party as a result of such suit or other action shall be […***…].

(ii) Enforcement Based on Competition with Optioned Programs. With respect to any suit or other action brought by either Party pursuant to Section 10.4(d), unless otherwise agreed by the Parties in writing, the Parties shall […***…] in (A) […***…] and (B) […***…].

(iii) Other Infringement. With respect to any suit or other action brought by either Party pursuant to Section 10.4(e), unless otherwise agreed by the Parties in writing, […***…] shall be […***…]. Any monetary damages recovered from a Third Party as a result of such suit or other action shall be retained by […***…].

Option, License and Collaboration Agreement

10.5 Defense of Patents.

(a) Notification. If either Party becomes aware of any Invalidity or Unenforceability Action with respect to any Galapagos Patent, Joint Collaboration Patent or Gilead Collaboration Patent, then such Party shall promptly notify the other Party in writing thereof and provide evidence in such Party’s possession with respect thereto. If such Invalidity or Unenforceability Action is with respect to Program Claims that claim or cover an Optioned Molecule or Optioned Product or its exploitation, and a Patent Litigation Committee has not already been established, the Parties shall establish the Patent Litigation Committee as set forth in Section 10.4(b) within […***…] Business Days of such notice.

(b) Patent Defense Rights.

(i) Defense of Invalidity or Unenforceability Actions Brought as Defenses or Counterclaims. Notwithstanding any other provision of this Section 10.5(b), if any Invalidity or Unenforceability Action with respect to any Galapagos Patent, Gilead Collaboration Patent or Joint Collaboration Patent is brought as a defense or counterclaim to a suit or other action enforcing such Patent under Section 10.4, then the Party enforcing such Patent under Section 10.4 shall have the sole right and authority to defend such Invalidity or Unenforceability Action; provided that, the applicable notice, consideration, conduct, information sharing and settlement provisions of the applicable subsection of Section 10.4 shall apply, mutatis mutandis.

(ii) Defense of Claims Not Covering an Optioned Molecule or Optioned Product.

(A) Galapagos Patents and Joint Collaboration Patent. Subject to Section 10.5(b)(i), Galapagos shall have the sole right and authority, but not the obligation, to defend any Invalidity or Unenforceability Action with respect to each claim in a Galapagos Patent and Joint Collaboration Patent that is not a Program Claim claiming or covering an Optioned Molecule or Optioned Product.

(B) Gilead Collaboration Patents. Subject to Section 10.5(b)(i), Gilead shall have the sole right and authority, but not the obligation, to defend any Invalidity or Unenforceability Action with respect to claim in a Gilead Collaboration Patent that is not a Program Claim claiming or covering an Optioned Molecule or Optioned Product; provided that Gilead shall (1) provide at least […***…] days’ written notice to Galapagos of its intent to defend such Invalidity or Unenforceability Action; (2) consider, reasonably and in good faith, all input received from Galapagos with respect thereto; (3) conduct such defense in a manner that Gilead reasonably believes to be in the best interests of the Development and Commercialization of Galapagos Molecules, Galapagos Products, Optioned Molecules and Optioned Products and (4) provide Galapagos with material submissions made in connection with such Invalidity and Unenforceability Action.

(iii) Defense of Program Claims Covering an Optioned Molecule or Optioned Product.

(A) Subject to Section 10.5(b)(i), if any Invalidity or Unenforceability Action is an opposition proceeding, appeal or other action at the European Patent Office with respect to any Program Claim in a Galapagos Patent or Joint Collaboration Patent that claims or covers an Optioned Molecule or Optioned Product or its exploitation, Galapagos shall have the first right and authority, but not the obligation, to defend such Invalidity or Unenforceability Action; provided that Galapagos shall (1) provide at least […***…] days’ written notice to Gilead of its intent to defend such Invalidity or Unenforceability Action; (2) consider, reasonably and in good faith, all input received from Gilead with respect thereto and, with respect to the Gilead Territory, incorporate any Gilead comments in any filings and strategies; and (3) keep Gilead reasonably informed on the progress of such proceeding, appeal or other action. If Galapagos does not elect to defend any such Invalidity or Unenforceability Action, then, unless Galapagos has a bona fide strategic reason for not defending such Galapagos Patent or Joint Collaboration Patent, subject to Section 10.5(b)(i), Gilead shall have the second right and authority, but not the obligation, to defend such Invalidity or Unenforceability Action with respect to any such Program Claim.

Option, License and Collaboration Agreement

(B) Subject to Section 10.5(b)(i) and 10.5(b)(ii)(A), Gilead shall have the first right and authority, but not the obligation, to defend any Invalidity or Unenforceability Action with respect to each Program Claim in a Galapagos Patent, Joint Collaboration Patent, and Gilead Collaboration Patent that claims or covers an Optioned Molecule or Optioned Product, provided that, Gilead shall (1) provide at least […***…] days’ written notice to Galapagos of its intent to defend such action; (2) consider, reasonably and in good faith, all input received from Galapagos and all discussions held by the Patent Litigation Committee with respect thereto; (3) conduct such defense in a manner that Gilead reasonably believes (taking into account all input received from Galapagos and all discussions held by the Patent Litigation Committee) to be in the best interests of the Development and Commercialization of such Optioned Molecules and Optioned Products, (4) with respect to the Galapagos Territory, incorporate any Galapagos comments in any filings and strategies and (5) keep Galapagos and the Patent Litigation Committee fully informed and allow Galapagos to actively participate in all aspects of such defense. If Gilead does not elect to defend any such Invalidity or Unenforceability Action, then it shall provide written notice to Galapagos at least […***…] days’ prior to the next deadline for taking any action with respect thereto, and, subject to Section 10.5(b)(i), unless, with respect to the Gilead Territory, Gilead has a bona fide strategic reason for not defending such Joint Collaboration Patent, Galapagos shall have the second right and authority, but not the obligation, to defend such Invalidity or Unenforceability Action with respect to any such Program Claim.

(c) Cooperation. Each Party shall provide to the Party defending any Invalidity or Unenforceability Action with respect to any Program Claim under this Section 10.5 all reasonable assistance in such defense, at such defending Party’s request and expense.

(d) Costs and Expenses.

(i) As Part of a Defense or Counterclaim. If any Invalidity or Unenforceability Action with respect to any Galapagos Patent or Gilead Collaboration Patent is brought as a defense or counterclaim to a suit or other action enforcing such Patent under Section 10.5(b)(i), then all Patent Costs incurred by either Party in connection with defending such Invalidity or Unenforceability Action shall be allocated in accordance with Section 10.4(h).

(ii) Defense of Claims Not Covering an Optioned Molecule or Optioned Product. With respect to the defense of any Invalidity or Unenforceability Action controlled by a Party pursuant to Section 10.5(b)(ii), such Party shall be solely responsible for all Patent Costs incurred by such Party in connection with such defense, and any Patent Costs incurred by the other Party or any of its Affiliates in connection with any cooperation requested by such Party with respect to such defense.

(iii) Defense of Program Claims Covering an Optioned Molecule or Optioned Product. Patent Costs incurred by both Parties in connection with the defense of any Invalidity or Unenforceability Action shall be shared as follows: (x) with respect to the defense of any Invalidity or Unenforceability Action controlled by Galapagos pursuant to Section 10.5(b)(iii)(A), such Patent costs shall be […***…] and shall be […***…] and (y) with respect to the defense of any Invalidity or Unenforceability Action controlled by Gilead pursuant to Section 10.5(b)(iii)(B), such Patent costs shall be […***…] and shall be […***…].

Option, License and Collaboration Agreement

10.6 Defense of Infringement or Misappropriation Actions.

(a) Notification. For each Galapagos Program, if either Party becomes aware of any potential claim, or claim, of infringement or misappropriation of Third Party intellectual property rights in connection with the Exploitation of any applicable Galapagos Molecule or Galapagos Product (“Infringing Activity”), then such Party shall promptly notify the other Party thereof. This Section 10.6(a) is not intended, and shall not be construed, as placing on either Party a duty of inquiry regarding Third Party intellectual property rights. If such notice is with respect to an Optioned Molecule or Optioned Product, and a Patent Litigation Committee has not already been established, the Parties shall establish the Patent Litigation Committee as set forth in Section 10.4(b) within […***…] Business Days of such notice.

(b) Pre-Program Activities; Galapagos Programs. Galapagos shall have the sole right and authority, but not the obligation, to defend any action, suit, or other proceeding brought against either Party alleging Infringing Activity with respect to any Galapagos Program or any Pre-Program Activities, and Gilead shall reasonably cooperate with Galapagos (including by being joined to such action if so requested and by using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties), in connection with the defense of such action, suit or proceeding. Any costs and expenses incurred by Galapagos in connection with defending any action, suit or other proceeding under this Section 10.6(b), and any amounts payable to Third Parties for damages or other compensation in connection with any such action, suit or other proceeding, […***…].

(c) Optioned Programs. Gilead shall have the first right and authority, but not the obligation, to defend any action, suit, or other proceeding brought against either Party alleging Infringing Activity with respect to any Optioned Program (or Optioned Molecule or Optioned Product) provided that, Gilead shall (1) provide at least […***…] days’ written notice to Galapagos of its intent to defend such action, suit or other proceeding; (2) consider, reasonably and in good faith, all input received from Galapagos and all discussions held by the Patent Litigation Committee with respect thereto; (3) conduct such defense in a manner that Gilead reasonably believes (taking into account all input received from Galapagos and all discussions held by the Patent Litigation Committee) to be in the best interests of the Development and Commercialization of the applicable Optioned Molecules and Optioned Products, (4) if such action, suit, or other proceeding relates to activities by or on behalf of Gilead or its Affiliates in the Gilead Territory, Gilead shall keep Galapagos reasonably informed and (5) if such action, suit or proceeding relates to the Galapagos Territory or to activities conducted by or on behalf of Galapagos or its Affiliates, keep Galapagos and the Patent Litigation Committee fully informed, allow Galapagos to actively participate in all aspects of such defense and incorporate all reasonable comments made by Galapagos. Galapagos shall reasonably cooperate with Gilead (including by being joined to such action if so requested and by using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties), in connection with the defense of such action, suit or proceeding. In the event that Gilead does not defend any such action, suit, or other proceeding, Galapagos shall have the right to do so, and Gilead shall reasonably cooperate with Galapagos (including by being joined to such action if so requested and by using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties), in connection with defense of such action, suit or proceeding. Any costs and expenses incurred by either Party in connection with defending any action, suit or other proceeding under this Section 10.6(c), and any amounts payable to Third Parties for damages or other compensation in connection with any such action, suit or proceeding, shall be (A) […***…] or, (B) […***…]. Notwithstanding the foregoing, a Party may not settle any action, suit or other proceeding under this Section 10.6(c), without the prior written consent of the Party against whom the Infringing Activity has been alleged.

10.7 Patent Marking. Each Party shall, and shall require its Affiliates and Sublicensees to, use Commercially Reasonable Efforts to mark Optioned Products sold by it hereunder (in a reasonable manner consistent with industry custom and practice) with appropriate Patent numbers or indicia to the extent permitted by Applicable Law, in those countries in which such markings or such notices impact recoveries of damages or equitable remedies available with respect to infringements of Patents.

Option, License and Collaboration Agreement

10.8 Personnel Obligations. Prior to beginning work under this Agreement, each employee and contractor of Gilead or Galapagos or of either Party’s respective Affiliates shall be bound by non-disclosure and invention assignment obligations which are consistent with the obligations of Gilead or Galapagos, as applicable, in this ARTICLE X and ARTICLE XIII, to the extent permitted by Applicable Law, including: (a) promptly reporting any invention, discovery, process or other intellectual property right; (b) assigning to Gilead or Galapagos, as appropriate, all of his or her right, title and interest in and to any invention, discovery, process or other intellectual property right; (c) in the case of employees working in the United States, taking actions reasonably necessary to secure Patent protection; (d) performing all acts and signing, executing, acknowledging and delivering any and all documents required for effecting the obligations and purposes of this Agreement; and (e) abiding by the obligations of confidentiality and non-use set forth in ARTICLE XIII. It is understood and agreed that such non-disclosure and invention assignment agreement need not reference or be specific to this Agreement.

10.9 Optioned Product Trademarks.

(a) Global Trademarks. For each Optioned Program, the JCC shall (a) oversee establishment of the Optioned Product Trademarks to be used on a worldwide basis with respect to the Exploitation of the applicable Optioned Products (“Global Optioned Product Trademarks”), (b) determine the allocation between the Parties of the ownership of and the control of obtaining, maintaining, enforcing and defending the Global Optioned Product Trademarks and (c) establish the strategy for use of the Global Optioned Product Trademarks in connection with the Commercialization of Optioned Products. Any costs and expense of either Party in connection therewith shall be deemed to be Shared Commercialization Costs and allocated in accordance with Section 9.10. If a Party wishes to use an Optioned Product Trademark for its Respective Territory, it must so notify the JCC and, if the other Party also wishes to use such Optioned Product Trademark, it shall be a Global Optioned Product Trademark hereunder (subject to any legal restrictions in the other Party’s Respective Territory).

(b) Regional Trademarks. For each Optioned Program, if either Party desires to use any Optioned Product Trademark that is not a Global Optioned Product Trademark in the Commercialization of an applicable Optioned Product in its Respective Territory (“Regional Optioned Product Trademarks”), then such Party shall seek the consent of the JCC to use such Regional Optioned Product Trademark, which consent shall not be unreasonably withheld, conditioned or delayed. If the JCC approves the use of such Regional Optioned Product Trademark for such Optioned Product and Respective Territory, then such Party shall (i) have the right to use such Regional Optioned Product Trademark with respect to the Exploitation of such Optioned Product in its Respective Territory; (ii) control all matters with respect to obtaining, maintaining, enforcing and defending such Regional Optioned Product Trademark; and (iii) be solely responsible for any costs and expense of either Party in connection therewith.

(c) Trademark License.

(i) License Grant. With respect to each Optioned Program, subject to Section 10.9(c)(ii), the Party that owns any Global Optioned Product Trademarks in the other Party’s Respective Territory for such Optioned Program (the “Trademark Owner Party”), on behalf of itself and its Affiliates, hereby grants to the other Party (the “Trademark Licensee Party”), effective as of each Option Exercise Closing for such Optioned Program, a royalty-free, exclusive, sublicensable (solely in accordance with Section 8.6(a)) license under the Global Optioned Product Trademarks to (A) if Gilead is the Trademark Owner Party and Galapagos is the Trademark Licensee Party, Commercialize any applicable Optioned Products in such Optioned Program in the countries in the Galapagos Territory (as it exists

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immediately after the applicable Option Exercise Closing) and (B) if Galapagos is the Trademark Owner Party and Gilead is the Trademark Licensee Party, Commercialize any applicable Optioned Products in such Optioned Program in the countries in the Gilead Territory (as it exists immediately after the applicable Option Exercise Closing). At the request of the Trademark Licensee Party for any Global Optioned Product Trademarks, the Parties shall promptly enter into a separate trademark license agreement consistent with the licenses described in this Section 10.9(c)(i).

(ii) Certain Conditions. With respect to each Global Optioned Product Trademark, the Trademark Licensee Party shall not, and shall not permit its Affiliates to, (A) use in its or their respective businesses, any Trademark that is confusingly similar to, misleading or deceptive with respect to or that dilutes any (or any part) of such Global Optioned Product Trademark, or (B) do any act that endangers, destroys, or similarly affects, in any material respect, the value of the goodwill pertaining to such Global Optioned Product Trademark. With respect to each Global Optioned Product Trademark, each Party agrees, and shall cause its Affiliates, to (1) conform to the customary industry standards for the protection of Trademarks for pharmaceutical products and any guidelines of the applicable Trademark Owner Party with respect to manner of use (to the extent provided in writing by such Trademark Owner Party or included in the Global Commercialization Plan and Budget), and (2) to maintain the quality standards of the Trademark Owner Party with respect to the goods sold and services provided in connection with such Global Optioned Product Trademark. With respect to each Global Optioned Product Trademark, the Trademark Licensee Party shall not, and shall cause its Affiliates not to, (I) do any act that endangers, destroys, or similarly affects, in any material respect, the value of the goodwill pertaining to such Global Optioned Product Trademark or (II) attack, dispute, or contest the validity of or ownership of such Global Optioned Product Trademark anywhere in the Territory or any registrations issued or issuing with respect thereto.

(d) Other Conditions. Neither Party shall, without the other Party’s prior written consent, use any Trademarks or house marks of the other Party (including the other Party’s corporate name), or marks confusingly similar thereto, in connection with such Party’s marketing or promotion of Optioned Products under this Agreement, except as may be expressly authorized in the Global Commercialization Plan and Budget (which, for clarity, shall include authorization related to the Global Optioned Product Trademark).

10.10 Confirmatory Licenses. Each Party shall, if so requested by the other Party, promptly enter into confirmatory license agreements, in a form consistent with the terms of this Agreement and reasonably acceptable to the Parties, for purposes of recording the licenses granted under this Agreement with any applicable Patent offices or other Governmental Authorities. Each Party shall bear its own filing costs and expenses and any costs and expenses of outside counsel or experts required with respect to such recordations.

10.11 IP for Combination Product Activities. The rights and obligations of both Parties with respect to any Patents that disclose the use of any active pharmaceutical ingredient that is owned or controlled by Gilead or any of its Affiliates with any Galapagos Molecule, Galapagos Product, Optioned Molecule or Optioned Product (including, for clarity, any Gilead Combination Product) shall be governed by the applicable Combination Product Activities Agreement.

10.12 IP for Excluded Programs. Gilead hereby covenants to Galapagos, on behalf of itself and its Affiliates, that, except as allowed under the Filgotinib Agreement or another written agreement between the Parties, it and its Affiliates shall not disclose in any Patent […***…].

Option, License and Collaboration Agreement

ARTICLE XI

REPRESENTATIONS AND WARRANTIES AND COVENANTS

11.1 Mutual Representations, Warranties and Covenants. Each Party hereby represents and warrants to the other Party as of the Execution Date and the Effective Date, and covenants (as applicable) as follows:

(a) Corporate Existence and Power. It is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.

(b) Authority and Binding Agreement. Except as set forth in this Section 11.1(b), (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to (A) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors or (B) laws governing specific performance, injunctive relief and other equitable remedies.

(c) No Conflict. Neither it nor any of its Affiliates is a party to and will not enter into any agreement that would prevent it from granting the rights or exclusivity granted or intended to be granted to the other Party under this Agreement or performing its obligations under this Agreement except, in the case of Galapagos, as set forth in the Galapagos Schedule of Exceptions.

(d) No Debarment. Neither it nor any of its Affiliates is debarred, has been convicted, or is subject to debarment or conviction pursuant to Section 306 of the FD&C Act. Such Party has not used in connection with any activity in its business, any employee, agent or independent contractor who has been debarred by any Regulatory Authority, or, to the best of such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority or has been convicted pursuant to Section 306 of the FD&C Act. In the course of conducting its activities under this Agreement, each Party shall not, and shall cause its Affiliates not to, use any employee, agent or independent contractor who has been debarred by any Regulatory Authority, or, to the best of such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority or has been convicted pursuant to Section 306 of the FD&C Act. Each Party shall promptly notify the other Party of any debarment or debarment proceeding that could have an impact on the use of the results of any Clinical Trials relating to any Galapagos Program or any Pre-Program Activities, including Nonclinical Studies.

(e) Anti-Corruption. Each Party, its Affiliates and their respective directors, officers, employees, agents or other persons or entities acting on its behalf (all the foregoing collectively “Representatives”) have conducted and will conduct their respective activities under this Agreement (which, for clarity, with respect to Galapagos includes all Pre-Program Activities and all activities relating to any Galapagos Program) in compliance with the US Foreign Corrupt Practices Act of 1977, as amended (such act, including the rules and regulations thereunder, the “FCPA”), the UK Bribery Act 2010 (“Bribery Act”) and any other applicable anti-corruption laws, rules or regulations (collectively, “Anti-Corruption Laws”). Without limiting the foregoing, each Party shall ensure that neither it, nor any of its Representatives, shall offer, pay, promise, solicit or receive, directly or indirectly, any remuneration, benefit

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or advantage to or from any physician or other health care practitioner, governmental or political official, political party, candidate for public office, hospital, medical insurance company or similar provider organization, customer or other person in order to induce or encourage approval, referrals, purchase, or reimbursement or to obtain any other improper business advantage in violation of any Anti-Corruption Laws. Without limiting the generality of the foregoing, Gilead represents and warrants that it has and will have, and Galapagos represents and warrants that it will have, a compliance program as set forth in Section 5.2(e).

11.2 Representations and Warranties of Galapagos. Galapagos hereby represents and warrants and, with respect to Sections 11.2(c) and 11.2(g), covenants to Gilead as of the Execution Date except as set forth in Schedule 11.2 (the “Galapagos Schedule of Exceptions”), and as of the Effective Date except as set forth in the Galapagos Schedule of Exceptions (as it may be amended prior to the Effective Date), as follows:

(a) Title; Encumbrances. Galapagos or one of its Affiliates solely owns or exclusively licenses and Controls the Existing Galapagos Patents relating to any Galapagos Program, provided, however, that the foregoing shall not constitute a representation or warranty of non-infringement of a Third Party’s intellectual property rights. Galapagos or one of its Affiliates has the right to grant the licenses to Gilead as purported to be granted pursuant to this Agreement. Neither Galapagos nor any of its Affiliates has entered into any agreement (other than agreements with subcontractors) granting any right, interest or claim in or to, any Existing Galapagos Patents or Galapagos Know-How to any Third Party that would conflict with the rights and licenses to Gilead as purported to be granted pursuant to this Agreement.

(b) Assignment of Rights. Each Person who has or has had any rights in or to any Existing Galapagos Patents or any material Galapagos Know-How has assigned and has executed an agreement assigning its entire right, title and interest in and to such Existing Galapagos Patents and Galapagos Know-How to Galapagos or one of its Affiliates. To Galapagos’ Knowledge, no current officer, employee, agent, or consultant of Galapagos or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Patents or other intellectual property or proprietary information of Galapagos or such Affiliate or of any employment contract relating to the relationship of any such Person with Galapagos.

(c) Patents. All Existing Galapagos Patents are identified in Section 11.2(c) of the Galapagos Schedule of Exceptions. All Existing Galapagos Patents are subsisting and are being diligently prosecuted in the patent offices indicated in Section 11.2(c) of the Galapagos Schedule of Exceptions in accordance with Applicable Law and to Galapagos’ Knowledge are not invalid or unenforceable in whole or in part. All applicable fees with respect thereto have been timely paid or will be timely paid (taking account of any permitted extensions). The Existing Galapagos Patents in Section 11.2(c) of the Galapagos Schedule of Exceptions represent all Patents within Galapagos’ or its Affiliates’ ownership or control (by license or otherwise) that Galapagos reasonably believes include claims covering the making, using or composition of matter of the Galapagos Molecules or Galapagos Products, or the Exploitation of any such Galapagos Molecule or Galapagos Product.    To the extent required, Galapagos or one of its Affiliates has properly recorded in the relevant U.S. and foreign patent offices the assignments, or other necessary documents, supporting its legal title to the Existing Galapagos Patents in Section 11.2(c) of the Galapagos Schedule of Exceptions. Galapagos and its Affiliates have presented, or will present prior to the pertinent patent office deadlines, all relevant references, documents or information of which they and the inventors are aware to the relevant patent examiner at the pertinent patent office, in connection with the prosecution of the pending patent applications included in the Existing Galapagos Patents.

Option, License and Collaboration Agreement

(d) No Infringement. To Galapagos’ Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate any Existing Galapagos Patents or any Galapagos Know-How or Regulatory Documentation. To Galapagos’ Knowledge, there are no activities by Third Parties that would constitute infringement or misappropriation of the Galapagos IP (in the case of pending claims, evaluating them as if issued).

(e) No Conflicts. The execution and delivery of this Agreement by Galapagos does not, and the consummation of the transactions contemplated by this Agreement will not, (i) except for the rights granted to Gilead in this Agreement, result in the creation of any encumbrance on any of the material properties or assets relating to any Galapagos Program, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to (A) any provision of the organizational or governing documents of Galapagos, in each case as amended to date, or (B) any material agreement applicable to Galapagos’ or any of its Affiliates’ material properties or assets relating to the Autotaxin Program or the ADAMTS-5 Program or any other Galapagos Program.

(f) In-Licenses and Restrictions on Business Activities. None of the Existing Galapagos Patents licensed hereunder by Galapagos to Gilead are owned or controlled in whole or in part by any Third Party. There is no agreement, judgment, injunction, order or decree of a Governmental Authority binding upon Galapagos or any of its Affiliates with respect to any Galapagos Program that has or would reasonably be expected to have, whether before or after the Effective Date, the effect of prohibiting or impairing any current or presently proposed business practice of Galapagos or any of its Affiliates or the conduct of business by Galapagos or any of its Affiliates as currently conducted or as presently proposed to be conducted by Galapagos or any of its Affiliates for such Galapagos Program.

(g) Copyrightable IP. To Galapagos’ Knowledge, all works of authorship and all other materials subject to copyright protection included in Information owned or otherwise controlled by Galapagos or any of its Affiliates that is reasonably necessary or useful to Exploit any Galapagos Molecule or Galapagos Product are original and were either created by employees of Galapagos or its Affiliates within the scope of their employment or are otherwise works made for hire, or right, title and interest in and to such materials have been legally assigned or licensed to Galapagos or such Affiliate to the extent necessary to provide Gilead with the rights granted to it hereunder, and all rights in all inventions and discoveries made, developed, or conceived by any employee or independent contractor of Galapagos or any of its Affiliates during the course of their employment (or other retention) by Galapagos or such Affiliate, and relating to or included in the Galapagos Know-How or that are the subject of one or more Existing Galapagos Patents, have been or will be assigned in writing to Galapagos or such Affiliate to the extent necessary to provide Gilead with the rights granted to it hereunder.

(h) Transfer of Rights. Galapagos or one of its Affiliates has obtained the right (including under any Patents and other intellectual property rights) to use all Information and all other materials (including any formulations and manufacturing processes and procedures) developed or delivered by any Third Party under any agreements between Galapagos or one of its Affiliates and any such Third Party with respect to any Galapagos Program to the extent necessary to provide Gilead with the rights granted to it hereunder, and Galapagos or one of its Affiliates has the rights under each such agreement to transfer such Information or other materials to Gilead and its designees and to grant Gilead the right to use such Information or other materials in the Development or Commercialization of the Galapagos Molecules or Galapagos Products in any Galapagos Program as required to enable Gilead to Exploit the Galapagos Molecules and the Galapagos Products in the Gilead Territory.

Option, License and Collaboration Agreement

(i) Confidentiality of Know-How. With respect to those portions of the Galapagos Know-How the confidentiality of which is material to the Exploitation of any Significant Pre-Program Activities, Galapagos Molecule or Galapagos Product, such portions of the Galapagos Know-How have been kept confidential or have been disclosed to Third Parties only under terms of confidentiality or if published or otherwise publicly disclosed, were published or publicly disclosed in a manner that would not reasonably be expected to adversely impact the patentability of such Galapagos Know-How. To Galapagos’ and its Affiliates’ Knowledge, no breach of such confidentiality has been committed by any Third Party.

(j) No Proceedings.

(i) No claim or litigation has been brought or threatened in writing by any Person against Galapagos or any of its Affiliates alleging, and Galapagos has no Knowledge of any reasonable basis for any such claim or allegation, whether or not asserted, that (A) any Existing Galapagos Patents are invalid or unenforceable, or (B) that the use or practice of any Existing Galapagos Patents or any Regulatory Materials or Galapagos Know-How, or the disclosing, copying, making, assigning or licensing of any Existing Galapagos Patents or any such Regulatory Materials or Galapagos Know-How, or the Development, Commercialization or other Exploitation of the Galapagos Molecules or Galapagos Products included in any Galapagos Program as contemplated herein or Significant Pre-Program Activities, does or will violate, infringe, misappropriate or otherwise conflict or interfere with, any Patent or other intellectual property or proprietary right of any Third Party.

(ii) There is no private or Governmental Authority action, suit, proceeding, claim, mediation, arbitration or investigation pending before any Governmental Authority, or, to Galapagos’ Knowledge, threatened against Galapagos or any of its Affiliates or any of its or their respective assets or properties relating to any of its or their Pre-Program Activities or Galapagos Programs or, to Galapagos’ Knowledge, any of their respective directors, managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with Galapagos or any of its Affiliates), nor, to Galapagos’ Knowledge, is there any reasonable basis for any such action, suit, proceeding, claim, mediation, arbitration or investigation. There is no judgment, decree, injunction or order against Galapagos or any of its Affiliates, or, to Galapagos’ Knowledge, any of its or their respective assets or properties, relating to any Pre-Program Activities or Galapagos Programs or, to Galapagos’ Knowledge, any of their respective directors, managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with Galapagos or any of its Affiliates). Neither Galapagos nor any of its Affiliates has any action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person relating to any of its Pre-Program Activities or Galapagos Programs.

(k) No Misappropriation. The conception and reduction to practice of any inventions and the use or development of any other Information within the Galapagos IP (i) owned by Galapagos have not constituted or involved the misappropriation of trade secrets or other rights or property of any Third Party and (ii) in-licensed by Galapagos, to Galapagos’ Knowledge, have not constituted or involved the misappropriation of trade secrets or other rights or property of any Third Party; provided, however, that the foregoing clauses (i) and (ii) shall not constitute a representation or warranty of non-infringement of a Third Party’s intellectual property rights.

(l) Full Disclosure. Galapagos has provided or made available to Gilead all material adverse information with respect to the safety and efficacy of the Galapagos Molecules or Galapagos Products relating to the ADAMTS-5 Program and the Autotaxin Program. Galapagos has provided a true, complete and correct list of each Galapagos Molecule and Galapagos Product that has received IND approval from the FDA (i) for the ADAMTS-5 Program and (ii) for the Autotaxin Program.

(m) Compliance and Qualifications.

(i) To Galapagos’ Knowledge, Galapagos and its Affiliates have conducted, and their respective contractors, licensees and consultants, have conducted in all material respects all Development under the Galapagos Programs in accordance with all Applicable Laws, including current Good Clinical Practices, Good Laboratory Practices, Good Manufacturing Practices and the Declaration of Helsinki.

Option, License and Collaboration Agreement

(ii) Galapagos and its Affiliates and licensees have generated, prepared, maintained and retained all Regulatory Documentation that is required to be maintained or retained with respect to the Autotaxin Program and the ADAMTS-5 Program pursuant to and in accordance with Applicable Law, and all such Regulatory Documentation is true, complete and correct and what it purports to be.

(iii) In connection with the collection, storage, transfer (including any transfer across national borders) or use of any information relating to identified or identifiable natural persons (collectively “Personal Information”) by or on behalf of Galapagos or any of its Affiliates relating to any Pre-Program Activities or Galapagos Program, Galapagos and its Affiliates are in compliance in all material respects with all Applicable Laws in all relevant jurisdictions, internal privacy policies and the requirements of any contract or codes of conduct to which Galapagos or any of its Affiliates is a party. Galapagos and its Affiliates have commercially reasonable technical and organizational measures in place to ensure the security of all Personal Information it controls or processes. Galapagos and its Affiliates are in compliance in all material respects with all Applicable Laws relating to breaches of security affecting Personal Information and associated notification obligations. Neither Galapagos nor any of its Affiliates has received a complaint regarding its collection, storage, transfer or use of Personal Information. Galapagos agrees to execute or cause to be executed any additional clauses or agreements necessary to comply with data protection laws prior to the transfer of Personal Information.

(n) No Misrepresentation. To Galapagos’ Knowledge, neither Galapagos nor any of its Affiliates or licensees, nor any of its or their respective officers, employees or agents, has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Development of the Galapagos Molecules or Galapagos Products, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of the Galapagos Molecules or Galapagos Products, or committed an act, made a statement, or failed to make a statement with respect to the Development of the Galapagos Molecules or Galapagos Products that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous Applicable Laws in the Territory.

(o) Royalties and other Payments. There are no milestone payments, profit share obligations, royalty payments or other amounts in each case that are based on the Manufacture, Development or Commercialization of the Galapagos Molecules or Galapagos Products required to be paid to a Third Party as a result of the Manufacture, Development or Commercialization of the Galapagos Molecules or Galapagos Products under any agreement to which Galapagos or any of its Affiliates is a party.

(p) No Government Funding. To Galapagos’ Knowledge, the inventions claimed in the Existing Galapagos Patents (i) were not conceived, discovered, developed, generated or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(f), and (iii) are not otherwise subject to the provisions of the Bayh-Dole Act.

Option, License and Collaboration Agreement

(q) No Governmental Consents. Neither the execution, delivery and performance by Galapagos of this Agreement, the Subscription Agreement and the Filgotinib Amendment, nor the consummation by Galapagos of the transactions contemplated hereby or thereby, will, other than with respect to the HSR Act or any other Applicable Antitrust Law, the Belgian Act of May 2, 2007 on the disclosure of major shareholdings in issuers the shares of which are admitted to trading on a regulated market, the Belgian Royal Decree of February 2, 2008 on the disclosure of major shareholdings, EU Regulation No. 596/2014 of 16 April 2014 on market abuse (the “Market Abuse Regulation”), the consents to be obtained and filings to be made in relation to or for the purpose of the admission to trading of Galapagos’ shares on Euronext Brussels and Euronext Amsterdam as contemplated by the Subscription Agreement, and the other filings contemplated or permitted by this Agreement (including Section 13.3(c)) and the Subscription Agreement, require Galapagos or any of its Affiliates to (i) obtain any consent or authorization of, or (ii) give any notice to, or make any filing or registration with, any Governmental Authority or other Person.

(r) Material Adverse Effect. Since the date of the 2018 Annual Report of Galapagos, no Material Adverse Event has occurred with respect to Galapagos or any of its Affiliates, taken as a whole, except as previously publicly disclosed. “Material Adverse Effect” means any change, event, violation, circumstance or effect that, individually or collectively, and regardless of whether or not such change, event, violation, circumstance or effect constitutes a breach of the representations or warranties made by Galapagos hereunder, is, or is reasonably likely to, (i) have a material adverse effect on the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Galapagos and its Affiliates, taken as a whole or (ii) materially impede or delay Galapagos’ ability to consummate the transactions contemplated by this Agreement in accordance with its terms and Applicable Law; provided that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any change, event, circumstance, effect or other matter resulting from or related to (A) any outbreak or escalation of war or major hostilities or any act of terrorism, (B) changes in Applicable Laws, (C) changes that generally affect the industries and markets in which Galapagos and its Affiliates operate, (D) changes in financial markets, general economic conditions or political conditions, (E) any action required to be taken or prohibited by this Agreement or action taken or failed to be taken at the request of, or consented to by, Gilead, or (F) the public announcement of the transactions contemplated by this Agreement (except, with respect to clauses (A), (B), (C) and (D), to the extent that any such change, event, violation, circumstance or effect, alone or in combination, disproportionately has a greater adverse impact on Galapagos and its Affiliates, taken as a whole, as compared to the other companies operating in the same industries and markets in which Galapagos and its Affiliates operate).

(s) […***…].

(t) […***…].

11.3 Representations and Warranties of Gilead. Gilead hereby represents and warrants to Galapagos, as of the Execution Date and the Effective Date, as follows:

(a) No Conflicts. The execution and delivery of this Agreement by Gilead does not, and the consummation of the transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default under (with or without notice, lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to any provision of the organizational or governing documents of Gilead, in each case as amended to date.

(b) No Governmental Consents. Neither the execution, delivery and performance by Gilead of this Agreement, the Subscription Agreement and the Filgotinib Amendment, nor the consummation by Gilead of the transactions contemplated hereby or thereby (for clarity, excluding the possible option exercise transactions), will, other than filings required by the HSR Act or any other applicable Antitrust Law, require Gilead to (i) obtain any consent or authorization of, or (ii) give any notice to, or make any filing or registration with, any Governmental Authority or other Person.

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(c) Tax Matters. Gilead is, for United States Tax purposes, resident in the United States and subject to the United States ordinary corporate income Tax regime on its worldwide income (subject to an allocation of taxing rights to other jurisdictions based on Double Tax Treaties). Hence, Gilead is, for United States Tax purposes, not considered to have only a branch in the United States. Gilead is not considered as Tax resident in any other jurisdiction.

(d) […***…].

11.4 No Other Representations or Warranties. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE XI OR IN ANY ANCILLARY AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, IS MADE OR GIVEN BY OR ON BEHALF OF A PARTY. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT, ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

11.5 Post-Effective Date Covenants.

(a) Use of Proceeds. Without limiting Galapagos’ obligations under Section 2.1, over the course of the Term, Galapagos shall in good faith dedicate and apply the Upfront Consideration, plus all net proceeds paid to Galapagos by Gilead pursuant to the Subscription Agreement to the Galapagos R&D Activities, Pre-Program Activities, research and development activities across all current and future programs, Molecules and products and other similar activities, including corporate development activities, intended to, directly or indirectly, support the foregoing activities. The foregoing funds shall not be used at any time during the Term to acquire, license or otherwise obtain rights to any assets, business or company if such acquisition, license or rights to assets do not include […***…]. For purposes of this Section 11.5(a), […***…].

(b) Conduct of Business.

(i) Galapagos shall use good faith efforts to conduct the Galapagos R&D Activities during the Term. Galapagos shall, and shall cause each of its Affiliates to, except as otherwise contemplated by the terms of this Agreement, (A) conduct its business consistent with its mission to develop first-in-class medicines based on the discovery of novel targets, as such mission may be updated by Galapagos or its Affiliates, as applicable, from time to time, (B) preserve intact its material assets to the extent necessary to preserve the rights granted to Gilead hereunder, and (C) maintain business relationships with licensors, licensees, Governmental Authorities and others having material business dealings with Galapagos to the extent necessary to preserve the rights granted to Gilead hereunder.

(ii) The Upfront Consideration, plus all net proceeds paid to Galapagos by Gilead pursuant to the Subscription Agreement, shall not be used to pay dividends or make any other distributions on capital stock of the Company.

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(c) Conduct of Program-Related Activities.

(i) Each Party covenants that with respect to all intellectual property that it licenses to the other Party under this Agreement that is, may be or becomes subject to the Bayh-Dole Act, such licensing Party shall, and shall cause its Affiliates and the relevant research partners to, continue to comply with the applicable provisions of the Bayh-Dole Act, in a manner that protects and preserves such licensing Party’s right, title and interest in the subject intellectual property to the maximum extent permitted by Applicable Law.

(ii) Each Party shall, and shall cause its Affiliates and its and their respective contractors, licensees and consultants to, conduct all Pre-Program Activities and Development of the Galapagos Molecules, Galapagos Products and all other activities undertaken pursuant to this Agreement in accordance with Applicable Law. Without limitation of the foregoing sentence, each Party shall, and shall cause its Affiliates and its and their respective licensees, to employ Persons with appropriate education, knowledge and experience to conduct and to oversee the conduct of Nonclinical Studies and Clinical Trials with respect to the Galapagos Molecules or Galapagos Products.

(iii) With respect to all Pre-Program Activities, each Galapagos Program until the end of the Galapagos Program Period for such Galapagos Program and each Optioned Program until the end of the Term for such Optioned Program, neither Galapagos nor its Affiliates shall enter into any agreement with any Third Party, whether written or oral, with respect to, or otherwise assign, transfer, license, convey, dispose of or encumber (other than as required by the terms of the Existing Galapagos Third Party Agreements) its right, title or interest in or to, the Galapagos IP relating to such Pre-Program Activities, Galapagos Program or Optioned Program, as applicable, that creates a conflict with the rights granted by (or purported to be granted by) Galapagos to Gilead under this Agreement or that prevents Galapagos from performing its obligations under this Agreement or that prevents Gilead from exercising its rights hereunder.

(iv) Except in a manner that would not create a material conflict with the rights granted or purported to be granted by Galapagos to Gilead under this Agreement or as expressly permitted under this Agreement, with respect to (A) all Pre-Program Activities, (B) each Galapagos Program until the end of the Galapagos Program Period for such Galapagos Program, and (C) each Optioned Program until the end of the Term for such Optioned Program, neither Galapagos nor its Affiliates shall, sell, out-license or otherwise dispose of any material assets or other material rights relating to any portion of such Pre-Program Activities, such Galapagos Program or such Optioned Program, as applicable (other than non-exclusive, non-commercial licenses granted in the ordinary course, including through clinical trial agreements, research agreements with academic institutions and non-profit organizations, service agreements, material transfer agreements and other similar agreements); grant any security interest or otherwise encumber any of the foregoing (including Galapagos IP and all other intellectual property relating to such Galapagos Program or Optioned Program, as applicable) relating to any portion of such Pre-Program Activities, such Galapagos Program or such Optioned Program, as applicable, other than pursuant to the Security Agreement referenced in Section 16.5(f).

(d) […***…].

(i) No later than […***…] Business Days after the Completion Date for the Triggering Clinical Trial for […***…], Galapagos shall provide notice to […***…] that it is considering granting a license for commercial rights to the Optioned Products in […***…] to Gilead for the Gilead Territory with respect to […***…].

(ii) Galapagos shall promptly, and in no event later than the […***…] notify Gilead of any […***…] necessary or useful to Exploit any Galapagos Molecules from […***…] that is disclosed by […***…] to Galapagos or of which Galapagos or any of its Affiliates otherwise becomes aware. Galapagos shall use commercially reasonable efforts to obtain consent from […***…] to grant Gilead the license set forth in Section 8.3 with respect to the […***…] necessary or useful to Exploit any Galapagos Molecules from […***…].

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(e) […***…].

11.6 Compliance Violations. Without limiting the indemnification, termination, dispute resolution and other rights of either Party hereunder, in the event that either Party has a good faith belief that the other Party has violated or is violating Applicable Law in connection with any Pre-Program Activities, a Galapagos Program or an Optioned Program, or if it believes in good faith that the other Party has breached any of its compliance-related representations and covenants in this Agreement or in any Ancillary Agreement and desires to have a discussion regarding same, then upon such Party’s request, the Parties shall promptly convene a meeting of appropriate representatives from each Party within […***…] Business Days after such request, which may, at the request of the requesting Party, be required to include either or both of each Party’s general counsel or chief compliance officer. At such meeting, the Parties’ representatives shall agree in writing upon a plan to rectify the situation and the notified Party shall take such action as required under the plan. If the Parties’ representatives are not able to agree upon a plan within […***…] Business Days after such meeting begins, then the requesting Party may designate an independent Third Party with experience in compliance counseling in the area of concern to conduct an audit of the conduct about which the requesting Party is concerned. Such Third Party shall be chosen within […***…] Business Days after the end of the preceding […***…] Business Day period, shall complete its work as soon as practicable as determined by such Third Party and shall provide its report to both Parties within […***…] Business Days of completing its audit. The Parties shall then, to the extent necessary, negotiate an implementation plan within […***…] Business Days after the receipt of such Third Party’s report. If the Parties are unable to agree upon such implementation plan, the Third Party shall select one of the Parties’ proposed plans as the implementation plan. The Party that is the subject of the implementation plan shall use its best efforts to conduct the activities set forth in the implementation plan as promptly as practicable. If the Party that is subject to the implementation plan is unable to implement the plan within […***…] days, the other Party shall be entitled to require the implementing Party to have all matters subject to remediation submitted to the other Party for approval until such implementation is appropriately completed, and the implementing Party shall reasonably compensate the approving Party for such efforts. Unless and until the implementation plan has been established and the requesting Party is reasonably satisfied that the implementation plan has been reasonably implemented, the requesting Party may suspend the performance of any or all of its obligations hereunder that are related to such violation, other than its payment obligations.

ARTICLE XII

INDEMNIFICATION

12.1 Indemnification by Galapagos. Galapagos shall defend, indemnify and hold Gilead, its Affiliates and its and their respective officers, directors, employees and agents (the “Gilead Indemnitees”) harmless from and against any and all damages or other amounts payable to a Third Party claimant, as well as any reasonably incurred attorneys’ fees and costs and expenses of litigation (collectively, “Losses”) incurred by such Gilead Indemnitees, to the extent resulting from claims, suits, proceedings or causes of action brought by or on behalf of such Third Party (collectively, “Third Party Claims”) that arise from or are based on:

(a) the breach of any of Galapagos’ representations, warranties or obligations under this Agreement;

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(b) the willful misconduct or gross negligence of any of the Galapagos Indemnitees in connection with this Agreement;

(c) the violation of Applicable Law by any of the Galapagos Indemnitees in connection with this Agreement;

(d) except as otherwise provided in Section 10.6, the Exploitation of any Optioned Molecule or Optioned Product by or on behalf of Galapagos or any of its Affiliates, excluding any Shared Development Losses (which shall be allocated as set forth in Section 12.4);

(e) except as otherwise provided in Section 10.6 or in a separate written agreement, (i) the conduct of the Pre-Program Activities or Exploitation of a molecule or product that is the subject of any Pre-Program Activities or any Galapagos Molecule or Galapagos Product or (ii) the Exploitation of any molecule or product under a Galapagos Program that becomes an Excluded Program after the date on which such Galapagos Program became an Excluded Program, in each case ((i) and (ii)), by or on behalf of Galapagos or any of its Affiliates, or any of its or their licensees, Sublicensees or Distributors;

(f) the Exploitation, in accordance with the provisions of ARTICLE XIV, after the effective date of such termination, of any Galapagos Molecule or Galapagos Product with respect to which this Agreement has been terminated by or on behalf of Galapagos or any of its Affiliates, or any of its or their licensees, Sublicensees or Distributors;

(g) the (i) exercise of any rights under any license or right of reference by or on behalf of Galapagos or any of its Affiliates, or any of its or their licensees, Sublicensees or Distributors or (ii) use of any Regulatory Materials, Regulatory Approvals, Trademarks or Information by or on behalf of Galapagos or any of its Affiliates, in each case ((i) and (ii)), granted, transferred or made available to Galapagos or any of its Affiliates by or on behalf of Gilead or any of its Affiliates in accordance with the provisions of ARTICLE XIV following or in connection with termination of this Agreement with respect to any Galapagos Product or Optioned Product; or

(h) except as otherwise provided in a separate written agreement, any Independent Activities conducted by or on behalf of Galapagos or any of its Affiliates;

except, in the case of clauses (a) through (h), for those Losses for which Gilead, in whole or in part, has an obligation to indemnify any Galapagos Indemnitee pursuant to Section 12.2 or under any Ancillary Agreement, as to which Losses each Party shall indemnify the other to the extent of their respective responsibility for the Losses. Galapagos acknowledges and agrees that the terms of any separate written agreement contemplated to be entered into in accordance with this Agreement shall include indemnity obligations generally consistent with the allocation of liability between the Parties in this Agreement; provided, however, that any Supply Agreement shall include customary limitations on the liability of the supplying Party.

12.2 Indemnification by Gilead. Gilead shall defend, indemnify and hold Galapagos, its Affiliates and its and their respective officers, directors, employees and agents (the “Galapagos Indemnitees”) harmless from and against any and all Losses incurred by such Galapagos Indemnitees, to the extent resulting from Third Party Claims that arise from or are based on:

(a) the breach of any of Gilead’s representations, warranties or obligations under this Agreement;

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(b) the willful misconduct or gross negligence of any of the Gilead Indemnitees in connection with this Agreement;

(c) the violation of Applicable Law by any of the Gilead Indemnitees in connection with this Agreement;

(d) except as otherwise provided in Section 10.6, the Exploitation of any Optioned Molecule or Optioned Product by or on behalf of Gilead or any of its Affiliates, excluding any Shared Development Losses (which shall be allocated as set forth in Section 12.4);

(e) except as otherwise provided in Section 10.6 or in a separate written agreement, the conduct of any Gilead Contributions;

(f) except as otherwise provided in a separate written agreement, any Independent Activities conducted by or on behalf of Gilead or any of its Affiliates; or

(g) any activity for which Galapagos or its Affiliates has no liability pursuant to the last sentence of Sections 3.7, the last sentence of Section 4.2(a)(i)(B), or Section 8.2(c)(v) except to the extent resulting from the negligence of any of the Galapagos Indemnitees.

except, in the case of clauses (a) through (g), for those Losses for which Galapagos, in whole or in part, has an obligation to indemnify any Gilead Indemnitee pursuant to Section 12.1 or under any Ancillary Agreement, as to which Losses each Party shall indemnify the other to the extent of their respective responsibility for the Losses. Gilead acknowledges and agrees that the terms of any separate written agreement contemplated to be entered into in accordance with this Agreement shall include indemnity obligations generally consistent with the allocation of liability between the Parties in this Agreement; provided, however, that any Supply Agreement shall include customary limitations on the liability of the supplying Party.

12.3 Indemnification Procedures. All indemnification claims with respect to a Gilead Indemnitee or Galapagos Indemnitee shall be made solely by Gilead or Galapagos, as applicable. The Party claiming indemnity under this ARTICLE XII (the “Indemnified Party”) shall give written notice to the Party from which indemnity is being sought (the “Indemnifying Party”) promptly after learning of the Third Party Claim for which indemnity is being sought. The Indemnifying Party’s obligations to defend, indemnify, and hold harmless pursuant to Section 12.1 or 12.2, as applicable, shall be reduced to the extent the Indemnified Party’s delay in providing notification pursuant to the previous sentence results in prejudice to the Indemnifying Party. At its option, the Indemnifying Party may assume the defense of any Third Party Claim for which indemnity is being sought by giving written notice to the Indemnified Party within […***…] days after receipt of the notice of the Third Party Claim. The assumption of defense of a Third Party Claim shall not be construed as an acknowledgment that the Indemnifying Party is liable to indemnify any Indemnified Party in respect of the Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against the Indemnified Party’s claim for indemnification. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense of any Third Party Claim. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense, subject to the Indemnifying Party’s right to assume and conduct the defense of the Third Party Claim with counsel of its choice. If the Indemnifying Party does not assume and conduct the defense of a Third Party Claim as provided above, then (a) the Indemnified Party may defend against such Third Party Claim (and the Indemnified Party need not consult with the Indemnifying Party in connection therewith), and (b) the Indemnified Party reserves any rights it may have under this ARTICLE XII to obtain indemnification from the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall not settle any

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Third Party Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, conditioned or delayed, unless the settlement involves only the payment of money for which the Indemnifying Party is responsible. The Indemnified Party shall not settle any Third Party Claim for which it has or will exercise its right under this ARTICLE XII to obtain indemnification from the Indemnifying Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

12.4 Shared Development Losses.

(a) The Parties shall share equally any Losses incurred by any Gilead Indemnitee or Galapagos Indemnitee (collectively, “Party Indemnitees”) to the extent resulting from Third Party Claims against any such Party Indemnitee that arise from or are based on the performance of any activities under an R&D Plan and Budget with respect to which Research and Development Costs are shared equally by the Parties, to the extent (i) not arising from or based on the events described in clauses (a), (b), (c), (e), (f), (g), and (h) of Section 12.1 or clauses (a), (b), (c), (e), (f), and (g) of Section 12.2 or (ii) not otherwise provided in Section 10.6 (any such Losses, “Shared Development Losses” and any such Third Party Claims, “Shared Development Claims”). If either Party receives notice of any Shared Development Claim, such Party shall inform the other Party in writing as soon as reasonably practicable, and the Parties shall discuss a strategy for defending such Shared Development Claim. For clarity, this Section 12.4 is not intended, and shall not be construed, to alter either Party’s liability under Section 12.1(d) or Section 12.2(d) (as applicable) for any Losses that arise from or are based on any commercially sold Optioned Product.

(b) At its option, Gilead may assume the defense of any Shared Development Claim by giving written notice to Galapagos within […***…] days after the notice of the Shared Development Claim. If Gilead does not assume and conduct the defense of a Shared Development Claim as provided in the preceding sentence, then Galapagos may defend against such Shared Development Claim. The non-defending Party shall provide the defending Party with reasonable assistance in connection with the defense of any Shared Development Claim. The non-defending Party may participate in and monitor such defense with counsel of its own choosing. subject to the defending Party’s right to assume and conduct the defense of the Shared Development Claim with counsel of its choice. Neither Party shall settle any Shared Development Claim without the prior written consent of the other Party, not to be unreasonably withheld, conditioned or delayed.

12.5 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES, INCLUDING FOR LOSS OF PROFITS SUFFERED BY THE OTHER PARTY, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR ANY TORT CLAIMS ARISING HEREUNDER, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 12.5 IS INTENDED, OR SHALL BE CONSTRUED, TO LIMIT OR RESTRICT (A) THE RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER SECTIONS 12.1, 12.2 OR 12.4; (B) LIABILITY FOR A PARTY’S BREACH OF ITS CONFIDENTIALITY OBLIGATIONS UNDER ARTICLE XIII; OR (C) LIABILITY IN THE CASE OF A PARTY’S FRAUD, GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT.

12.6 Insurance. Each Party shall maintain in full force and effect during the Term insurance required by Applicable Law in each country where such Party performs any activities under this Agreement. Without limiting the foregoing, each Party shall maintain in full force and effect during the Term either reasonable self-insurance with the ability to cover the liabilities of such Party that could reasonably occur in view of the activities of such Party under this Agreement and the Ancillary Agreements, or insurance policies with the following insurance coverages, with limits of liability not less than those specified below:

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(a) Commercial general liability with minimum limits of $[…***…] each occurrence, $[…***…] general aggregate and $[…***…] products/completed operations aggregate, including coverage for premises liability, personal and advertising injury, products and completed operations liability, clinical trial liability, contractual liability and broad form property damage. Each policy shall name the other Party as an additional insured with respect to liability arising from premises rented or owned and liability arising from all ongoing operations. Such insurance may be provided on a claims-made basis; provided, however, that such insurance shall have a retroactive date prior to the date that any activities will be performed pursuant to this Agreement, and shall be maintained (or shall have an extended reporting period) of at least […***…] years after the effective date of termination of this Agreement. The use of primary and excess limits to achieve the total required limits is acceptable.

(b) Workers’ compensation insurance in compliance with Applicable Law of the state or other jurisdiction in which activities are performed under this Agreement and employer’s liability insurance in amounts not less than $[…***…] bodily injury by accident-each accident, $[…***…] bodily injury by disease-policy limit and $[…***…] bodily injury by disease-each employee. Where permitted by Applicable Law, such policies shall contain a waiver of the insurer’s subrogation rights against the other Party.

(c) All insurance programs required to be maintained hereunder shall be from insurers having an A.M. Best rating of […***…] or better, or its equivalent.

(d) Automobile liability insurance for bodily injury, property damage and automobile contractual liability covering all owned, hired and non-owned autos with a combined single limit of liability for each accident of not less than $[…***…].

(e) To the extent requested by the other Party, each Party shall provide the other with an original certificate of insurance evidencing that (i) all such insurance coverages are in effect, and (ii) none of the required policies of insurance shall be terminated or canceled by insurers except upon at least […***…] days’ written notice to the other Party. Nothing contained in this Section 12.6 is intended, or shall be construed, to limit either Party’s indemnity obligations.

ARTICLE XIII

CONFIDENTIALITY

13.1 Confidentiality Obligations.

(a) Confidential Information. “Confidential Information” means, with respect to a Party or any of its Affiliates, and subject to Section 13.1(a)(i) through Section 13.1(a)(v), all information that is disclosed by or on behalf of such Party or any of its Affiliates to the other Party or any of its Affiliates under this Agreement, any Ancillary Agreement, the Subscription Agreement, the Filgotinib Amendment or the Security Agreement, except to the extent any such other agreement expressly provides otherwise. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, during the Term and for […***…] years thereafter, it shall, and shall cause its Affiliates to, keep confidential and not publish or otherwise disclose to any Third Party, and not use for any purpose other than as provided for in this Agreement or any Ancillary Agreement, any Confidential Information of the other Party or any of its Affiliates. Galapagos Collaboration Know-How shall be deemed the Confidential Information of Galapagos (and Galapagos shall be deemed to be the disclosing Party and Gilead the receiving Party with respect thereto). Gilead Collaboration Know-How shall be deemed the Confidential Information of Gilead (and Gilead shall be deemed to be the disclosing Party and Galapagos the receiving Party with respect thereto). Joint Collaboration Know-How shall be deemed the Confidential

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Information of both Parties (and both Parties shall be deemed to be the disclosing Party and the receiving Party with respect thereto). Notwithstanding the foregoing, Confidential Information of a Party or its Affiliates shall exclude that portion of such information that the receiving Party (or the receiving Party’s applicable Affiliate) can demonstrate by competent written proof:

(i) was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure to the receiving Party or its Affiliate;

(ii) was generally available to the public or part of the public domain at the time of its disclosure to the receiving Party or its Affiliate;

(iii) became generally available to the public or part of the public domain after its disclosure and other than through any wrongful act, fault, or negligence of the receiving Party or its Affiliate;

(iv) was subsequently disclosed to the receiving Party or its Affiliate by a Third Party without obligations of confidentiality with respect thereto; or

(v) was independently discovered or developed by the receiving Party or its Affiliate without the aid, application, or use of the other Party’s Confidential Information;

provided that specific disclosures made under this Agreement shall not be deemed to be subject to any of the foregoing exceptions merely because they are embraced by general disclosures in the public knowledge or literature or in the possession of the receiving Party or its Affiliates, and any combination of features disclosed under this Agreement shall not be deemed subject to the above exceptions merely because individual features are in the public knowledge or literature or in the possession of the receiving Party or its Affiliates. The Parties acknowledge that Confidential Information has been provided by the Parties (or their Affiliates) to each other prior to the Effective Date pursuant to the Existing Confidentiality Agreement, including the terms and conditions thereof. The Parties agree that as of the Effective Date, all such Confidential Information shall be protected by the terms and conditions of this Agreement, which shall replace those of such Existing Confidentiality Agreement.

(b) Restrictions on Galapagos Know-How.

(i) With respect to any Galapagos Know-How that is Confidential Information and material to the Exploitation of any Pre-Program Activities, Galapagos Molecule, Galapagos Product, Optioned Molecule or Optioned Product, (A) subject to subsection (B), Galapagos shall not, and shall cause its Affiliates not to, disclose any such material Galapagos Know-How to any Third Party unless such Third Party is bound by obligations of confidentiality and non-use at least as protective as those set forth in Section 13.1 and Section 13.2, except to the extent such disclosure would be permitted under Section 13.2 if such Galapagos Know-How were Confidential Information of Gilead and (B) Galapagos may publish or otherwise publicly disclose such Galapagos Know-How if such publication or other public disclosure complies with the obligations under Section 13.4 and either (1) Galapagos reasonably determines that there is no need to secure Patent protection on such Galapagos Know-How or (2) it would not reasonably be expected to adversely impact the patentability of such Galapagos Know-How.

(ii) With respect to any Gilead Collaboration Know-How that is Confidential Information and material to the Exploitation of any Optioned Molecule or Optioned Product, (A) subject to subsection (B), Gilead shall not, and shall cause its Affiliates not to, disclose any such material Gilead Collaboration Know-How to any Third Party unless such Third Party is bound by obligations of

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confidentiality and non-use at least as protective as those set forth in Section 13.1 and Section 13.2, except to the extent such disclosure would be permitted under Section 13.2 if such Gilead Collaboration Know-How were Confidential Information of Gilead and (B) Gilead may publish or otherwise publicly disclose such Gilead Collaboration Know-How if such publication or other public disclosure complies with the obligations under Section 13.4 and either (1) Gilead reasonably determines that there is no need to secure Patent protection on such Gilead Collaboration Know-How or (2) it would not reasonably be expected to adversely impact the patentability of such Gilead Collaboration Know-How.

13.2 Authorized Disclosure or Use of Confidential Information.

(a) Authorized Disclosure. Notwithstanding Section 13.1, each Party may disclose Confidential Information of the other Party to the extent such disclosure is reasonably necessary in the following situations:

(i) filing or prosecuting Galapagos Patents, Gilead Collaboration Patents or Joint Collaboration Patents in accordance with ARTICLE X with the consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned;

(ii) regulatory filings and other filings with Governmental Authorities (including Regulatory Authorities), including filings with the SEC or FDA, with respect to an Optioned Product as permitted hereunder, provided that any such disclosure in a filing with the SEC is, in the opinion of outside counsel, required;

(iii) responding to a valid order of a court of competent jurisdiction or other competent authority, or in the opinion of the receiving Party’s legal counsel, making such disclosure as required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party (or its parent entity) are listed (or to which an application for listing has been submitted); provided that the receiving Party shall, to the extent reasonably practicable under the circumstances, first have given to the disclosing Party notice and a reasonable opportunity to quash the order or obtain a protective order requiring that the Confidential Information be held in confidence or used only for the purpose for which the order was issued or such disclosure was required by Applicable Law or such rules; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed shall be limited to the information that is legally required to be disclosed;

(iv) disclosure to its Affiliates and its and its Affiliates’ officers, directors, employees, agents and advisors, and any other Third Parties, in each case, only on a need-to-know basis and solely in connection with the performance by the disclosing Party of its obligations or the exercise of its rights under this Agreement (including with respect to the Development, Manufacturing and Commercialization of Optioned Products), provided that, prior to any such disclosure, each disclosee other than an advisor must be bound by obligations of confidentiality and non-use at least equivalent in scope as those set forth in Section 13.1 and Section 13.2 and each advisor must be bound by obligations of confidentiality and non-use that are commercially reasonable;

(v) with prior notice to the other Party as permitted by Applicable Law, disclosure of the material terms of this Agreement or any Ancillary Agreement to any bona fide potential or actual investor, investment banker, acquirer, merger partner or other potential or actual financial partner; provided that each disclosee must be bound by obligations of confidentiality and non-use at least as restrictive as those set forth in Section 13.1 and Section 13.2 prior to any such disclosure, except that, where the disclosee is an investor, investment banker or financial partner, such disclosee shall only need to be bound by commercially reasonable confidential terms; and

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(vi) disclosure of any Collaboration Know-How or status reports (including data from any Clinical Trials) by either Party (i) with the consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned; provided that each disclosee must be bound by obligations of confidentiality and non-use at least equivalent in scope as those set forth in Section 13.1 and Section 13.2 prior to any such disclosure, except that, where the disclosee is an investor, investment banker or financial partner, such disclosee shall only need to be bound by commercially reasonable confidential terms or (ii) pursuant to Section 13.4.

Notwithstanding the foregoing, in the event that a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Sections 13.2(a)(i), 13.2(a)(ii) or 13.2(a)(iii), it will, except where impracticable, give reasonable advance notice to the other Party of such disclosure and use reasonable efforts to secure confidential treatment of such information. In any event, the Parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder.

(b) Authorized Use. […***…].

13.3 Terms of Agreements.

(a) The Parties agree that the terms of this Agreement, any Ancillary Agreements, the Subscription Agreement and the Security Agreement are the Confidential Information of both Parties, subject to the special authorized disclosure provisions set forth in Section 13.2 and this Section 13.3. The Parties have agreed to make a joint public announcement of the execution of this Agreement substantially in the form of the press release attached as Schedule 13.3(a) on the Execution Date.

(b) After release of such press release, if either Party or any of its Affiliates desires to make a press release or other similar public announcement concerning the terms of this Agreement or any Ancillary Agreement, such Party shall give reasonable prior advance notice of the proposed text of such press release or announcement to the other Party for its prior review and approval (except as otherwise provided herein), such approval not to be unreasonably withheld, conditioned or delayed, except that, subject to Section 13.3(c), in the case of a press release or filings with a Governmental Authority required by Applicable Law, such Party shall provide the other Party with such advance notice as it reasonably can and shall not be required to obtain approval therefor. The other Party shall provide its comments, if any, within […***…] Business Days after receiving the press release for review. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement or any Ancillary Agreement that have already been publicly disclosed by such Party or such Party’s Affiliates, or by the other Party or any of its Affiliates, in accordance with this Section 13.3; provided that such information remains accurate as of such repeat.

(c) The Parties acknowledge that either or both Parties (or their respective parent entities) may be obligated to make a filing (including to file a copy of this Agreement and the Subscription Agreement) with the SEC or other Governmental Authorities. Each Party shall be entitled to make such a required filing, provided that it shall (i) agree (such agreement not to be unreasonably withheld, conditioned or delayed) with the other Party in advance regarding the form of redacted copy of this Agreement and the Subscription Agreement to be so filed (the “Redacted Agreements”), (ii) request, and use commercially reasonable efforts consistent with Applicable Laws to obtain, confidential treatment of all terms redacted from this Agreement and the Subscription Agreement, as reflected in the Redacted Agreement, for a period of at least […***…] years, (iii) promptly deliver to the other Party any written correspondence received by it or its representatives from such Governmental Authority with respect to such confidential treatment request and promptly advise the other Party of any other material communications between it or its representatives with such Governmental Authority with respect to such confidential treatment request, (iv) upon the written request of the other Party, if legally justifiable, request an appropriate extension of the

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term of the confidential treatment period, and (v) if such Governmental Authority requests any changes to the redactions set forth in the Redacted Agreement, use commercially reasonable efforts consistent with Applicable Laws to support the redactions in the Redacted Agreement as originally filed and not agree to any changes to the Redacted Agreement without, to the extent practical, first discussing such changes with the other Party and taking the other Party’s comments into consideration when deciding whether to agree to such changes. Each Party shall be responsible for its own legal and other external costs and expenses in connection with any such filing, registration or notification.

13.4 Public Disclosures of Data.

(a) Publications.

(i) “Publication” means, with respect to any information, data or results, the public disclosure of such information, data and results, including any oral presentation or abstract of such data and results at scientific and medical conferences or publications of, or investor communications regarding, such information, data and results in peer-reviewed journals.

(ii) Pre-Program Activities. Galapagos may make Publications regarding the Pre-Program Activities in sole its discretion and no JCRC or Gilead review or approval shall be required; provided, however, Galapagos shall use reasonable efforts to provide Gilead and the JCRC advanced written notice of such proposed Publication.

(iii) Independent Activities. Each Party shall maintain a Publication plan regarding Publications that contain any information, data or results with respect to any Independent Activities (including any data or results of Clinical Trials or Nonclinical Studies) for which such Party is the Independent Activities Party. Each Party shall provide its Publication plan to the JCRC for its review. Each Party shall disclose such Publications consistent with the applicable plan.

(iv) Optioned Programs. Each Party shall maintain a Publication plan regarding Publications that contain any information, data or results with respect to any Optioned Molecule or Optioned Product under an Optioned Program (including any data or results of Clinical Trials or Nonclinical Studies). Each Party shall provide its Publication plan to the JCRC for its review and approval. Each Party shall disclose such Publications consistent with such approved plan; provided that the Party proposing a Publication shall provide the other Party or the JCRC the opportunity to review the proposed Publication at least […***…] Business Days prior to its intended submission for publication, oral presentation or abstract of any data and results at scientific and medical conferences. If the other Party or the JCRC offers any comments on the Publication, the submitting Party shall consider such comments in good faith.

(b) Press Releases. Except to the extent required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party (or its parent entity) are listed (or to which an application for listing has been submitted), at least […***…] Business Days prior to either Party or its Affiliates issuing a press release with respect to any Optioned Program, including in connection with any Independent Activities for which it is the Independent Activities Party, such Party shall provide a copy of such press release to (i) the other Party and (ii) the JCRC for its initial review and subsequent submission to the JSC for approval. Except to the extent required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party (or its parent entity) are listed (or to which an application for listing has been submitted), neither Party nor its Affiliates shall issue any such press release unless and until such press release is approved by the JSC.

Option, License and Collaboration Agreement

13.5 Destruction of Galapagos Confidential Information. Upon the earlier of (a) the expiration of the Galapagos Program Period for each Galapagos Program (with respect to Confidential Information of Galapagos related to such Galapagos Program and that is not related to a Galapagos Program or Optioned Program for which this Agreement remains in effect), (b) the expiration of the Collaboration Period (with respect to any Confidential Information of Galapagos that is not related to a Galapagos Program or Optioned Program for which this Agreement remains in effect), (c) the effective date of termination of this Agreement for a given Pre-Program Activity, Galapagos Program or Optioned Program (with respect to Confidential Information of Galapagos related to such Pre-Program Activity, Galapagos Program or Optioned Program, as applicable, and not related to any Galapagos Program or Optioned Program for which this Agreement remains in effect), and (d) the effective date of termination of this Agreement in its entirety (with respect to all Confidential Information of Galapagos), Gilead shall, as soon as reasonably practicable, destroy all copies of such Confidential Information in its and its Affiliates possession and confirm such destruction in writing to Galapagos; provided that Gilead may retain one copy of such Confidential Information for the sole purpose of performing any continuing obligations hereunder, as required by Applicable Law, or for archival purposes.

13.6 Market Abuse Regulation Considerations. Each Party notes and acknowledges, and shall ensure that its relevant Affiliates and its and its Affiliates’ officers, directors, employees, agents and advisors receiving information in relation to or involving the other Party in connection with the performance by such receiving Party of its obligations or the exercise of its rights under this Agreement (including with respect to Development, Manufacturing and Commercialization of Optioned Products) could constitute, in relation to the other Party or the financial instruments of the other Party, “inside information” as defined in Article 7 of the Market Abuse Regulation, and that in that case and pending the disclosure thereof by the other Party, such receiving Party and its relevant Affiliates and its and its Affiliates’ officers, directors, employees, agents and advisors are (a) prohibited from using that information, or attempting to use that information, by acquiring or disposing of, for their own account or for the account of a third party, directly or directly, financial instruments to which that information relates; (b) prohibited from using that information, or attempting to use that information, by cancelling or amending an order concerning a financial instrument to which that information relates which was placed before the receiving Party possessed the inside information; and (c) obliged to keep that information confidential. Each Party shall not, and shall instruct its relevant Affiliates and its and its Affiliates’ officers, directors, employees, agents and advisors not to, act or use such information in relation to or involving the other Party in any way that contravenes Article 8 of MAR (insider dealing), Article 10 of MAR (unlawful disclosure of inside information), Article 12 of MAR (market manipulation), Article 14 of MAR (prohibition of insider dealing and unlawful disclosure of inside information), Article 15 of MAR (prohibition of market manipulation), and any similar or other legal restriction in relation to inside information for such time as the relevant information remains inside information.

ARTICLE XIV

TERM AND TERMINATION

14.1 Term. This Agreement shall become effective on the Effective Date and, unless terminated earlier pursuant to this ARTICLE XIV, shall expire in its entirety as of the expiration of the Collaboration Term; provided that (a) with respect to each Galapagos Program in existence as of the expiration of the Collaboration Term (including any Galapagos Program that is Suspended or Terminated), the Post-IND Term Extension shall apply and this Agreement shall continue in effect solely for such Galapagos Program until the expiration of the Post-IND Term Extension (and, for clarity, this Agreement shall expire with respect to all Pre-Program Activities), and (b) with respect to each Optioned Program in existence as of the expiration of the Collaboration Term, this Agreement shall continue in effect until the end of each applicable Royalty Term in effect for any Optioned Product included in such Optioned Program anywhere

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in the Gilead Territory; provided further that, no later than […***…] prior to the end of the Post-IND Term Extension, solely with respect to each Galapagos Program (i) for which the Post-IND Term Extension applied pursuant to foregoing clause (a) and (ii) that is in existence at such time (including any Galapagos Program that is Suspended or Terminated), Galapagos shall, in its sole discretion, notify Gilead that Galapagos elects to either (A) apply the Final Term Extension to such Galapagos Program or (B) allow Gilead to exercise the Option for such Galapagos Program prior to the end of the Post-IND Term Extension pursuant Section 8.2(b)(iv), but subject to […***…] (the period from the Effective Date through expiration (or earlier termination) of this Agreement as described in this Section 14.1, with respect to each Galapagos Program and Optioned Program, the “Term”). If, with respect to (1) a Galapagos Program for which Galapagos allows Gilead to exercise its Option pursuant to foregoing clause (B), Gilead fails to exercise such Option prior to the expiration of the Post-IND Term Extension, then this Agreement shall terminate with respect to such Galapagos Program and (2) a Galapagos Program for which Galapagos applies the Final Term Extension pursuant to foregoing clause (A), Gilead fails to exercise such Option prior to the expiration of the Final Term Extension, then this Agreement shall terminate with respect to such Galapagos Program.

14.2 Outside Date. The provisions of this Agreement, the Subscription Agreement and the Filgotinib Amendment that are binding on the Parties as of the Execution Date shall terminate automatically, without any further action required by either Party, if the Antitrust Clearance Date has not occurred on or before the date that is […***…] days following the Execution Date of this Agreement (the “Outside Date”); provided, however, that the Parties may mutually agree in writing to postpone the Outside Date by sequential […***…] day increments if the Antitrust Clearance Date has not occurred by the initial Outside Date.

14.3 Termination by Gilead at Will or by Galapagos Under Section 5.1.

(a) Termination by Gilead at Will. Gilead shall have the right, at any time after the Effective Date and in its sole discretion, to terminate this Agreement with respect to any Pre-Program Activities (which termination shall be with respect to all molecules or products that are the subject of such Pre-Program Activities), any Galapagos Program (which termination shall be with respect to all Galapagos Molecules and Galapagos Products included in such Galapagos Program) or any Optioned Program (which termination shall be with respect to all Optioned Molecules and Optioned Products included in such Optioned Program) with respect to any country(ies) in the Gilead Territory upon […***…] days’ prior written notice to Galapagos. If Gilead exercises such termination right for any country (but not all countries) in the Gilead Territory, then this Agreement shall remain in effect with respect to all other countries in the Gilead Territory and such country with respect to which Gilead exercised such termination right shall become a country in the Galapagos Territory with respect to the applicable Galapagos Program or Optioned Program, as the case may be.

(b) Termination by Galapagos Under Section 5.1. Galapagos shall have the right to terminate this Agreement pursuant to Section 5.1.

14.4 Termination by Either Party for Material Breach.

(a) Termination and Other Rights.

(i) Rights of Galapagos for Gilead’s Breach. Subject to Section 14.4(b) and Section 14.4(c), if Gilead materially breaches its obligations under this Agreement with respect to any Galapagos Program or Optioned Program, then Galapagos shall have the right to terminate this Agreement with respect to such Galapagos Program (which termination shall be with respect to all Galapagos Molecules and Galapagos Products included in such Galapagos Program) or Optioned Program (which

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termination shall be with respect to all Optioned Molecules and Optioned Products included in such Optioned Program) by providing (A) in the case of a failure by Gilead to make any payment due hereunder, […***…] days’ or (B) in the case of any other material breach by Gilead, […***…] days’, in each case ((A) and (B)), prior written notice to Gilead identifying such material breach in reasonable detail and the Galapagos Program(s) or Optioned Program(s) to which such material breach relates; provided that (1) the materiality of any breach by Gilead shall be measured in relation to the entire Gilead Territory for the applicable Galapagos Program or Optioned Program (and any material breach with respect to the United States shall be deemed a material breach with respect to the entire territory) and (2) any such proposed termination shall not become effective if Gilead cures the breach specified in such notice during the applicable notice period set forth in clause (A) or clause (B) (or in the case of clause (B), if not curable within such […***…]-day period, then for up to a maximum additional […***…]-day period but only so long as, during such additional […***…]-day period, Gilead is using reasonable efforts to do so). Notwithstanding the foregoing, in the event that the termination for material breach is solely with respect to one or more countries other than the United States but not all countries, then for such Galapagos Program or Optioned Program, as the case may be, the Gilead Territory shall no longer include such country or countries and in lieu of termination of this Agreement under this Section 14.4(a)(i), such country or countries shall become part of the Galapagos Territory and a transition analogous to the transition described in Section 14.7 shall be conducted. If there is a basis to terminate this Agreement with respect to an Optioned Product in the United States pursuant to this Section 14.4(a)(i), then Galapagos shall have the right to terminate this Agreement in its entirety with respect to such Optioned Program pursuant to this Section 14.4(a)(i).

(ii) Rights of Gilead for Galapagos’ Breach. Subject to Section 14.4(b) and Section 14.4(c), if Galapagos materially breaches its obligations under this Agreement with respect to any Galapagos Program or Optioned Program, then Gilead shall have the right to terminate this Agreement with respect to such Galapagos Program (which termination shall be with respect to all Galapagos Molecules and Galapagos Products included in such Galapagos Program) or Optioned Program (which termination shall be with respect to all Optioned Molecules and Optioned Products included in such Optioned Program) by providing (A) in the case of a failure by Galapagos to make any payment due hereunder, […***…] days’ or (B) in the case of any other material breach by Galapagos, […***…] days’, in each case ((A) and (B)), prior written notice to Galapagos identifying such material breach in reasonable detail and the Galapagos Program(s) or Optioned Program(s) to which such material breach relates; provided that any such proposed termination shall not become effective if Galapagos cures the breach specified in such notice during the applicable notice period set forth in clause (A) or clause (B) (or in the case of clause (B), if not curable within such […***…]-day period, then for up to a maximum additional […***…]-day period but only so long as, during such additional […***…]-day period, Galapagos is using reasonable efforts to do so). Without limitation to the foregoing, in lieu of Gilead’s right to terminate this Agreement pursuant to this Section 14.4(a)(ii) with respect to any Galapagos Program or Optioned Program, Gilead shall have the right to elect (as its sole remedy for such breach), in its written notice to Galapagos identifying the applicable material breach, to (1) maintain the effectiveness of this Agreement with respect to such Galapagos Program or Optioned Program and (2) reduce by […***…] percent […***…] any amounts payable to Galapagos under ARTICLE IX with respect to such Galapagos Program (if and when it becomes an Optioned Program) or Optioned Program (in each case, including with respect to all Galapagos Molecules, Galapagos Products, Optioned Molecules and Optioned Products included in such Galapagos Program or Optioned Program, as the case may be); provided that (x) any such proposed reduction shall not become effective if Galapagos cures the breach specified in such notice during the applicable notice period or during an additional […***…]-day period thereafter and (y) such reduction shall terminate and Gilead shall again be responsible for the full amounts payable to Galapagos under ARTICLE IX at such time as […***…].

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(b) Disputed Breach. If, during any applicable notice period described in Section 14.4(a), the allegedly breaching Party provides the other Party with (i) written notice disputing in good faith (A) the existence or materiality of a breach specified in a notice provided by such other Party in accordance with Section 14.4(a) or (B) whether a material breach has been cured within such notice period and (ii) invokes and continues to pursue in good faith the dispute resolution procedures set forth in Section 15.1(b), then such other Party shall not have the right to terminate this Agreement for such breach unless and until (1) it has been determined by arbitration in accordance with Section 15.2(a) that such allegedly breaching Party has materially breached this Agreement or that such Party has failed to cure a material breach (as applicable) and (2) such allegedly breaching Party fails to cure such material breach within (I) […***…] days following such determination, in the case of any failure to make payment or (II) […***…] days following such determination, in the case of any other material breach. During the pendency of any such dispute, all of the terms and conditions of this Agreement shall remain in effect.

(c) […***…].

14.5 Termination by Either Party for Insolvency. If, at any time during the Term (a) a case is commenced by or against either Party under Title 11, United States Code, as amended, or analogous provisions of Applicable Law outside the United States (the “Bankruptcy Code”) and, in the event of an involuntary case under the Bankruptcy Code, such case is not dismissed within […***…] days after the commencement thereof, (b) either Party files for or is subject to the institution of bankruptcy, liquidation or receivership proceedings (other than a case under the Bankruptcy Code), (c) either Party assigns all or a substantial portion of its assets for the benefit of creditors, (d) a receiver or custodian is appointed for either Party’s business, or (e) a substantial portion of either Party’s business is subject to attachment or similar process and such attachment or similar process is not dismissed or withdrawn within one hundred twenty (120) days after the commencement thereof, then, in any such case ((a), (b), (c), (d) or (e)), the other Party may terminate this Agreement upon written notice to such Party to the extent permitted under Applicable Law.

14.6 […***…].

14.7 Effects of Termination of this Agreement.

(a) Conduct During Termination Notice Period.

(i) Following any notice of termination permitted under this ARTICLE XIV, during any applicable termination notice period with respect to any Galapagos Program, Galapagos Molecule, Galapagos Product, Optioned Program, Optioned Molecule or Optioned Product (as applicable, each, a “Termination Notice Period”), each Party shall continue to perform all of its obligations under this Agreement with respect to such Galapagos Program, Galapagos Molecule, Galapagos Product, Optioned Program, Optioned Molecule or Optioned Product, including performing all activities allocated to it with respect thereto pursuant to any R&D Plan and Budget, Global Manufacturing Plan and Budget or Global Commercialization Plan and Budget then in effect, in each case, in accordance with the terms and conditions of this Agreement. Each Party shall also continue to bear its share of all Research and Development Costs, Shared Commercialization Costs and Shared Patent Costs incurred during the Termination Notice Period with respect to any such Galapagos Program, Galapagos Molecule, Galapagos Product, Optioned Program, Optioned Molecule or Optioned Product (as applicable).

(ii) […***…].

(b) Galapagos Programs. In the case of a termination of this Agreement with respect to any Galapagos Program, Galapagos Molecule or Galapagos Product, all rights and licenses granted to Gilead under this Agreement with respect to such Galapagos Program, Galapagos Molecule or Galapagos Product, as applicable, shall terminate.

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(c) Optioned Programs. In the case of a termination of this Agreement with respect to any Optioned Program (“Terminated Program”), (including all Optioned Molecules (“Terminated Molecules”) and Optioned Products (“Terminated Products”) that are the subject of such Optioned Program), in each case ((i) through (iii)), the following shall apply with respect to such Terminated Program (including all Terminated Molecules and Terminated Products that are the subject of such Terminated Program) (in addition to any other rights and obligations under this ARTICLE XIV or otherwise under this Agreement with respect to such termination) in the applicable Terminated Regions:

(i) Licenses. The licenses and other rights granted to Gilead under this Agreement shall terminate with respect to any such Terminated Program (including all Terminated Molecules and Terminated Products that are the subject of such Terminated Program) for the Terminated Region(s) (subject to the sell-off period set forth in Section 14.7(c)(vi)). Effective as of the effective date of termination of this Agreement with respect to any applicable Reversion Product(s), Gilead shall, subject to Section 14.7(c)(v), grant to Galapagos an exclusive, perpetual, irrevocable license, with the right to grant multiple tiers of sublicenses, under (A) any Gilead Collaboration Patents and Gilead’s interest in any Joint Collaboration Patents and (B) any other Patents Controlled by Gilead as of the effective date of such termination that claim or cover such Reversion Product or that are being used in the Development, Manufacture or Commercialization or other Exploitation of the Reversion Product as of the effective date of termination ((A) and (B), the “Gilead Reversion Patents”), to Develop, Manufacture and Commercialize and otherwise Exploit such Reversion Product(s) in the Field for the applicable Terminated Region(s); provided, however, that […***…]. For clarity, the foregoing license under Gilead Reversion Patents extends solely to those elements of such a Reversion Product that were incorporated into such Reversion Product as of the effective date of termination and shall not be construed as a right to modify such elements or to incorporate additional elements or technology that would infringe a Gilead Reversion Patent.

(ii) Optioned Product Trademarks. Gilead shall assign to Galapagos all of its right, title and interest in and to any Optioned Product Trademarks Controlled by Gilead and used exclusively with any applicable Reversion Product(s) (excluding any such Optioned Product Trademarks to the extent that it includes, in whole or part, any corporate name or logo of Gilead or any of its Affiliates or Sublicensees) in the applicable Terminated Region(s).

(iii) Regulatory Materials. Gilead shall grant to Galapagos a right of reference under all Regulatory Materials and Regulatory Approvals Controlled by Gilead, in each case, that relate to any applicable Reversion Product(s) in or for the benefit of the applicable Terminated Region(s), unless and until such Regulatory Materials or Regulatory Approvals are assigned to Galapagos pursuant to any Transition Agreement.

(iv) On-Going Clinical Trials.

(A) With respect to each Clinical Trial for any Terminated Product in or for the benefit of the applicable Terminated Region(s) being conducted by or on behalf of Gilead that was Initiated prior to the effective date of termination (each such Clinical Trial, a “Gilead Clinical Trial”), Gilead shall, at Galapagos’ election, (1) continue to timely perform all activities necessary to continue such Gilead Clinical Trial through its database lock in accordance with the protocol in effect for such Gilead Clinical Trial as of the effective date of the applicable termination, (2) work with Galapagos to promptly transfer such Gilead Clinical Trial to Galapagos in an orderly manner, or (3) promptly wind-down such Gilead Clinical Trial in an orderly manner consistent with ethical and clinical obligations and Applicable Law. For each Gilead Clinical Trial that Galapagos elects to have Gilead promptly wind-down, Gilead shall be solely responsible for all costs for such Gilead Clinical Trial.

Option, License and Collaboration Agreement

(B) With respect to each Gilead Clinical Trial for which Galapagos elects to have Gilead either perform all activities necessary to continue such Clinical Trial through its database lock or promptly transfer such Clinical Trial to Galapagos in an orderly manner, the costs and expenses to conduct such Gilead Clinical Trial or to transfer such Gilead Clinical Trial to Galapagos, as applicable, shall be allocated as follows:

(i) If Galapagos terminated the Terminated Product for such Gilead Clinical Trial pursuant to Section 14.4(a)(i), 14.5 or 14.6, (1) with respect to each Gilead Clinical Trial set forth in the R&D Plan and Budget for the applicable Terminated Program, such costs and expenses shall […***…] in accordance with the terms of this Agreement and (2) with respect to each Gilead Clinical Trial set forth in an Independent Activities Plan, such costs shall be treated […***…], and, in each case, […***…] in accordance with the terms of this Agreement.

(ii) If Gilead terminated the Terminated Product for such Gilead Clinical Trial pursuant to Section 14.4(a)(ii) or 14.5, Galapagos shall reimburse Gilead for […***…] percent […***…] of such costs and expenses. Such payment shall be made to Gilead within […***…] days after receipt of an invoice with respect thereto, which invoice must be accompanied by a report in reasonable detail of such costs and expenses.

(iii) If either Party terminated the Terminated Product for such Gilead Clinical Trial pursuant to Section 14.3, (1) with respect to each Gilead Clinical Trial set forth in the R&D Plan and Budget, such costs and expenses shall continue to be treated as […***…] in accordance with the terms of this Agreement and (2) with respect to each Gilead Clinical Trial set forth in an Independent Activities Plan, Galapagos shall reimburse Gilead for […***…] percent […***…] of such costs and expenses. Such payment shall be made to Gilead within […***…] days after receipt of an invoice with respect thereto, which invoice must be accompanied by a report in reasonable detail of such costs and expenses.

(iv) Transition Agreement. For any Terminated Molecule or Terminated Product, in each case, with respect to the applicable Terminated Region(s), the Parties shall enter into a written agreement (a “Transition Agreement”) that would effectuate the terms and conditions of this Section 14.7(c)(iv) and would include other reasonable terms and conditions, including terms allocating costs and expenses, describing the Parties’ indemnification obligations, setting forth the Parties’ obligations with respect to unauthorized sales, and setting forth other coordination obligations. If, despite such efforts, the Parties are unable to agree upon the terms and conditions of any Transition Agreement within […***…] days after the effective date of termination of this Agreement with respect to the applicable Terminated Molecule or Terminated Product, then either Party may refer the dispute for resolution by arbitration in accordance with Section 15.2(d).

(A) Transition Assistance. The Transition Agreement shall require Gilead, […***…], to disclose and provide to Galapagos (1) […***…] and that is necessary for Galapagos to Develop, Manufacture or Commercialize the applicable Reversion Product(s) with respect to the applicable Terminated Region(s) and (2) at Galapagos’ request, all then-existing commercial arrangements of Gilead or any of its Affiliates to the extent relating solely and specifically to the applicable Reversion Product(s) and the applicable Terminated Region(s) (which may be redacted to the extent necessary to comply with Gilead’ or its Affiliate’s obligation to the Third Party to any such commercial arrangement), and to provide reasonable consultation and assistance with respect thereto for a period of no more than […***…] days following the completion of such disclosure and provision. The foregoing obligation

Option, License and Collaboration Agreement

described in clause (2) shall include assigning to Galapagos, upon request of Galapagos, any agreements between Gilead or any of its Affiliates and Third Party suppliers or vendors to the extent such agreements solely and specifically relate to the supply or sale of the applicable Reversion Product(s) with respect to the applicable Terminated Region(s). If any such agreement is not assignable to Galapagos (whether by such agreement’s terms or because such agreement does not solely and specifically relate to the supply or sale of the applicable Reversion Product(s) with respect to the applicable Terminated Region(s)) but is otherwise reasonably necessary or useful for Galapagos to Develop, Manufacture or Commercialize any such Reversion Product(s) with respect to the applicable Terminated Region(s), then Gilead shall reasonably cooperate with Galapagos in Galapagos’ efforts to obtain from such Third Party the assignment of such agreement or of that portion of such agreement that solely and specifically relates to the supply or sale of such Reversion Product(s) with respect to the applicable Terminated Region(s). With respect to any applicable Reversion Product(s) and the applicable Terminated Region(s), unless and until any such agreements are assigned to Galapagos pursuant to the preceding sentences, or if Gilead Manufactures such Reversion Product(s) itself (and thus there is no agreement to assign), the Transition Agreement shall require Gilead to supply bulk finished quantities of such Reversion Product(s) to Galapagos with respect to the applicable Terminated Region(s) for a reasonable period following the effective date of termination (not to exceed […***…] months) to enable Galapagos to establish an alternate, validated source of supply for such Reversion Product(s). The cost to Galapagos for supply of any such Reversion Product shall be […***…].

(B) Regulatory Materials. The Transition Agreement shall require Gilead to transfer and assign to Galapagos […***…], that relate to any applicable Reversion Product(s) in or for the benefit of the applicable Terminated Region(s). The Transition Agreement shall contain terms governing the coordination of any ongoing regulatory responsibilities with respect to such Reversion Product(s) that are required under Applicable Law to be conducted by Gilead with respect to the applicable Terminated Region(s).

(v) Third Party Agreements. To the extent that any payments would be owed by Gilead or any of its Affiliates to any Third Party (including royalties, milestones and other amounts) under any Third Party agreements that are applicable to the grant to Galapagos of any (sub)license, right of reference or other right provided in this Section 14.7 or any Transition Agreement, or that are applicable to the exercise by Galapagos or any of its Affiliates or Sublicensees of any sublicense or other right with respect thereto, Gilead shall notify Galapagos of the existence and anticipated amounts of such payments and Galapagos shall have the right either to decline such (sub)license, right of reference or other right provided in this Section 14.7 or such Transition Agreement or to accept the same, in which case Galapagos shall (A) comply with any obligation under any such Third Party agreement that apply to Galapagos (provided that Gilead has notified Galapagos of such obligation in writing) and (B) be responsible for any such payments.

(vi) Remaining Inventories.

(A) Gilead shall be entitled, during the […***…] days following termination of this Agreement with respect to any Terminated Product(s) and Terminated Region(s), to finish any work-in-progress and to sell in the applicable Terminated Region(s) any inventory of Terminated Product(s) that remains on hand as of the effective date of such termination. Gilead shall pay Galapagos the royalties applicable to such sales in accordance with the terms and conditions of this Agreement.

(B) At any time within […***…] days after the effective date of termination of this Agreement with respect to any Terminated Product(s) and Terminated Region(s), Galapagos shall have the right, upon written notice to Gilead, to purchase from Gilead any or all of the inventory of Reversion Product(s) held by Gilead with respect to any such Terminated Region(s) as of the date of such notice solely for distribution in the applicable Terminated Region(s) and other countries in the Galapagos Territory and not for distribution in the remainder of the Gilead Territory (which inventory of Reversion Product(s) is not committed to be supplied to any Third Party as of such date) at a price equal to […***…].

Option, License and Collaboration Agreement

14.8 Other Remedies. Termination or expiration of this Agreement for any reason shall not release either Party from any liability or obligation that already has accrued prior to such expiration or termination, nor affect the survival of any provision hereof to the extent it is expressly stated to survive such termination. Termination or expiration of this Agreement for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, that a Party may have hereunder or that may arise out of or in connection with such termination or expiration.

14.9 Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Galapagos and Gilead are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that each Party, as licensee of certain rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party (such Party, the “Bankrupt Party”) under the U.S. Bankruptcy Code, the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property licensed to such other Party pursuant to the terms of this Agreement and all embodiments of such intellectual property, which, if not already in such other Party’s possession, shall be promptly delivered to it (a) upon any such commencement of a bankruptcy proceeding upon such other Party’s written request therefor, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under clause (a), following the rejection of this Agreement by the Bankrupt Party upon written request therefor by the other Party. In the case of an Insolvency that is governed by non-U.S. bankruptcy law, the Parties agree that, to the extent not prohibited by the applicable Insolvency law, the non-Bankrupt Party will be entitled to the same rights and protections afforded by the U.S. Bankruptcy Code, including survival of the licenses granted hereunder even if the Bankrupt Party revokes or terminates this Agreement and a copy of the embodiments of such intellectual property, without conditions other than payment of any royalties due hereunder.

14.10 Survival. Termination or expiration of this Agreement shall not affect rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration of this Agreement. Notwithstanding anything to the contrary, the following provisions shall survive and apply after expiration or termination of this Agreement in its entirety: ARTICLE XII, ARTICLE XIII, ARTICLE XV, ARTICLE XVII, and Sections 2.6(b), 2.6(d) (other than the last sentence), 4.2(b) (subject to Section 14.7(c) and the terms of any Transition Agreement, if applicable), 4.3, 7.4 (subject to Section 14.7(c) and the terms of any Transition Agreement, if applicable), 9.5, 9.6(b) (expiration only), 9.7 (expiration only), 9.12, 9.13, 9.14, 9.15, 9.16, 9.17, 10.1 (subject to Section 14.7(c) and the terms of any Transition Agreement, if applicable), 11.4, 14.7, 14.8, 14.9 and 14.10, and any applicable definitions of any capitalized terms, including those set forth in Appendix A; provided, however, that in case of termination pursuant to Section 14.2, only the provisions referenced in Section 16.5 and any applicable definitions of any capitalized terms, including those set forth in Appendix A, shall survive and apply. In addition, except in case of termination pursuant to Section 14.2, the other applicable provisions of ARTICLE IX shall survive and apply to the extent required to make final reimbursements, reconciliations or other payments incurred or accrued prior to the date of termination or expiration. For any surviving provisions requiring action or decision by a Committee or an Executive Officer, each Party will appoint representatives to act as its Committee members or Executive Officer, as applicable. All provisions not surviving in accordance with the foregoing shall terminate upon expiration or termination of this Agreement and be of no further

Option, License and Collaboration Agreement

force and effect. If this Agreement is terminated with respect to one or more Terminated Regions but not in its entirety, then following such termination the foregoing provisions of this Agreement shall remain in effect with respect to the Terminated Regions (to the extent they would survive and apply in the event the Agreement expires or is terminated in its entirety), and all provisions not surviving in accordance with the foregoing shall terminate upon termination of this Agreement with respect to the applicable Terminated Region(s) and be of no further force and effect (and for the avoidance of doubt all provisions of this Agreement shall remain in effect with respect to any countries that are not terminated).

ARTICLE XV

DISPUTE RESOLUTION

15.1 Disputes.

(a) Generally. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation.

(b) Non-Committee Disputes. In the event of any dispute that may arise between the Parties out of or in relation to or in connection with this Agreement (“Dispute”) that does not arise from a matter within the decision-making jurisdiction of a Committee (a “Non-Committee Dispute”), including any alleged failure to perform, or breach, of this Agreement, or any issue relating to the interpretation or application of this Agreement, either Party may refer such Non-Committee Dispute to (i) with respect to any Non-Committee Dispute regarding Development or Commercialization, the Parties’ applicable Subject Matter Experts and (ii) with respect to any other Non-Committee Dispute, the Executive Officers of the Parties. Following any such referral to Subject Matter Experts, such Subject Matter Experts shall attempt to reach consensus on such Non-Committee Dispute during a period of […***…] Business Days, and any final decision agreed to in writing by the Subject Matter Experts with respect to such Non-Committee Dispute shall be binding on the Parties. If such Subject Matter Experts cannot reach consensus on such Non-Committee Dispute within such period, then either Party may refer such Non-Committee Dispute to the Executive Officers of the Parties for resolution. Following referral to the Executive Officers (either after referral to Subject Matter Experts or as an initial matter, as applicable), the Executive Officers shall attempt to reach consensus on such Non-Committee Dispute during a period of […***…] Business Days thereafter, and any final decision agreed to in writing by the Executive Officers with respect to such Non-Committee Dispute shall be binding on the Parties. If the Executive Officers cannot reach consensus on such Non-Committee Dispute within such period, then either Party may then invoke the applicable provisions of Section 15.2(a), Section 15.2(d) or Section 15.7, as applicable; provided, however, that with respect to any dispute that relates to Prosecution of the Galapagos Patents, such provisions shall not be invoked and rather be decided as specified in ARTICLE X.

(c) Committee Disputes.    In the event of a Dispute that arises from a Committee and is within the decision-making jurisdiction of such Committee (a “Committee Dispute”), the Parties shall first attempt to resolve such Committee Dispute pursuant to ARTICLE I, including Section 1.5. If the Committee Dispute is not resolved pursuant to ARTICLE I, then such Committee Dispute shall be resolved in accordance with Section 1.5 […***…].

15.2 Arbitration.

(a) Arbitration of Non-Committee Disputes. With respect to any Non-Committee Dispute other than a Non-Committee Dispute covered by Section 15.2(d) or Section 15.7, either Party may, following the end of the […***…] Business Day period referenced in Section 15.1(b), refer such Non-Committee Dispute to binding arbitration in accordance with Section 15.2(c) by submitting a written notice of such request to the other Party.

Option, License and Collaboration Agreement

(b) Arbitration of Committee Disputes […***…]. Following the end of the period set forth in Section 1.5(b)(i)(C) for the Executive Officers to discuss any Dispute regarding whether […***…], either Party may refer such Dispute to arbitration in accordance with Section 15.2(c) by submitting a written notice of such request to the other Party. With respect to the arbitration of any Dispute under this Section 15.2(b), the following shall apply: (i) the Parties shall each choose their respective arbitrator pursuant to Section 15.2(c) within […***…] Business Days after referring such Dispute for arbitration, and such arbitrators shall mutually agree upon the third arbitrator pursuant to Section 15.2(c) with […***…] Business Days after their collective appointment, which arbitrators shall have expertise with respect to development in the pharmaceutical and biotechnology industries; (ii) the arbitrators must determine, as the only method to resolve such a Dispute, whether […***…], (iii) within […***…] Business Days after appointment of such third arbitrator, each Party shall deliver to the arbitrators and to the other Party a memorandum in support of its position; (iv) within […***…] Business Days after the delivery of such memorandum, the Parties and arbitrators shall meet to discuss the Dispute; and (v) within […***…] Business Days after such meeting, the arbitrators shall issue their determination with respect to such Dispute in accordance with Section 15.2(c). If the arbitrators determine that […***…], then the arbitrators shall set forth in writing […***…]. If the arbitrators determine that […***…], then the arbitrators shall set forth in writing […***…].

(c) Arbitration Procedures. For disputes referred to arbitration in accordance with Section 15.2(b), Section 15.2(b) shall control in the event of any conflict between this Section 15.2(b) and Section 15.2(c). Any arbitration shall be conducted in accordance with the applicable rules of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators. Each Party will select one arbitrator, and the two (2) arbitrators so selected by the Parties shall select the third arbitrator. The arbitrators shall have significant experience and shall have expertise in licensing and partnering agreements in the pharmaceutical and biotechnology industries, including expertise in the applicable subject matter of the Dispute. The place of arbitration shall be New York City and the language (including all testimony, evidence and written documentation) shall be English. The arbitrators shall establish procedures to facilitate and complete such arbitration as soon and efficiently as practicable. Unless the arbitrators expressly determine otherwise, neither Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are relevant to the Dispute. The Parties shall have the right to be represented by counsel. Any judgment or award rendered by the arbitrators shall be final and binding on the Parties, and shall be governed by the terms and conditions hereof, including the limitation on damages set forth in Section 12.5. The Parties agree that such a judgment or award may be enforced in any court of competent jurisdiction. The statute of limitations of the State of New York applicable to the commencement of a lawsuit shall apply to the commencement of arbitration under this ARTICLE XV. The arbitrators shall determine the allocation of costs and expenses and attorneys’ fees in the arbitration to be borne by each Party. All proceedings and decisions of the arbitrators shall be deemed Confidential Information of both of the Parties, and shall be subject to ARTICLE XIII. The arbitrators shall issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by Applicable Law, neither Party shall make (or instruct the arbitrators to make) any public announcement with respect to the proceedings or decision of the arbitrators without prior written consent of the other Party. The existence of any Dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except as required in connection with the enforcement of such award or as otherwise required by Applicable Law.

Option, License and Collaboration Agreement

(d) Baseball Arbitration. With respect to any Baseball Matter, either Party may, following the end of the period referenced in Section […***…] or Section […***…], as applicable, refer such Baseball Matter to arbitration in accordance with Section 15.2(c) by submitting a written notice of such request to the other Party. In addition to the procedures set forth in Section 15.2(c), the following shall apply with respect to any such Baseball Matter:

(i) Within […***…] Business Days after appointment of the third arbitrator pursuant to Section 15.2(c), each Party shall deliver to the arbitrators and to the other Party its proposal regarding such Baseball Matter (each, a “Proposal”), as applicable, and a memorandum in support thereof. Within […***…] Business Days after receipt of the other Party’s Proposal and memorandum, each Party may submit to the arbitrators (with a copy to the other Party) a response to the other Party’s Proposal. Except as directed by the arbitrators and in any event with both Parties present or participating, neither Party may have any other communications (either written or oral) with the arbitrators other than for the sole purpose of engaging the arbitrators.

(ii) Within […***…] days after the receipt of the Proposals and memoranda from both Parties, the arbitrators shall select the Proposal provided by one Party (without modification) that the arbitrators believe is […***…]. The arbitrators must select, as the only method to resolve such a Dispute, the Proposal of one Party and, absent agreement by the Parties, may not combine elements of both of the Parties’ Proposals or terms or award any other relief or take any other action. The selection by the arbitrators of the applicable Proposal shall be binding and conclusive on the Parties.

(iii) With respect to any Dispute regarding […***…], the arbitrators shall […***…].

(e) Survivability. Any obligation to arbitrate under this Agreement shall remain in effect and be enforceable after termination of this Agreement for any reason.

15.3 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

15.4 Award. Any award to be paid by one Party to the other Party as determined by the arbitrators pursuant to Section 15.2 shall be promptly paid in Dollars free of any Tax, deduction or offset; and any costs, expenses, fees or Taxes incident to enforcing the award shall, to the maximum extent permitted by Applicable Law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this ARTICLE XV, and agrees that, subject to the U.S. Federal Arbitration Act, 9 U.S.C. §§ 1-16, judgment may be entered upon the final award in the U.S. Federal District Court for the Southern District of New York and that other courts may award full faith and credit to such judgment in order to enforce such award.

15.5 Injunctive Relief. Nothing in this ARTICLE XV will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a Dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Therefore, in addition to its rights and remedies otherwise available at law, including the recovery of damages for breach of this Agreement, upon an adequate showing of material breach, and without further proof of irreparable harm other than this acknowledgement, such non-breaching Party shall be entitled to seek (a) immediate equitable relief, specifically including both interim and permanent restraining orders and injunctions, and (b) such other and further equitable relief as the court may deem proper under the circumstances. For the avoidance of doubt, nothing in this Section 15.5 shall otherwise limit a breaching Party’s opportunity to cure a material breach as permitted in accordance with Section 14.4.

Option, License and Collaboration Agreement

15.6 Jurisdiction. For the purposes of this ARTICLE XV, the Parties acknowledge their diversity (Gilead having its principal place of business in the State of California and Galapagos having its principal place of business in Belgium, each, as of the Execution Date), and except as provided in Section 15.7, agree to accept the jurisdiction of any United States District Court located in New York for the purposes of enforcing or appealing any awards entered pursuant to this ARTICLE XV and for enforcing the agreements reflected in this ARTICLE XV.

15.7 Patent and Trademark Disputes. Notwithstanding Section 15.2, any Dispute between the Parties or their respective Affiliates relating to the scope, validity, enforceability or infringement of any Patents or Trademarks covering the manufacture, use, importation, offer for sale or sale of Galapagos Molecules, Galapagos Products, Optioned Molecules or Optioned Products shall be submitted to a court of competent jurisdiction in the country in which such patent or trademark rights were granted or arose.

ARTICLE XVI

CLOSING CONDITIONS; EFFECTIVENESS

16.1 Antitrust Requirement.

(a) Following the Execution Date, both Parties shall file their respective Antitrust Filings required by the Antitrust Laws in respect of the transactions contemplated by this Agreement, the Subscription Agreement and the Filgotinib Amendment required by the Antitrust Laws in respect of the transactions contemplated by this Agreement, the Subscription Agreement and the Filgotinib Amendment as promptly as practicable with each applicable Antitrust Authority pursuant to any applicable Antitrust Laws, and in any event, with respect to notification and report forms filed with the FTC and DOJ pursuant to the HSR Act, if any, the Parties shall make such filings no later than […***…] Business Days after the Execution Date. Each Party will be responsible for its own costs and expenses associated with any Antitrust Filing, but Gilead shall be responsible for payment of all fees to the FTC and DOJ with respect to Antitrust Filings made pursuant to the HSR Act. The Parties shall provide each other promptly with information and assistance as may be reasonably necessary and use reasonable efforts, in each case, to obtain prompt clearance required under applicable Antitrust Laws for the consummation of this Agreement and the transactions contemplated hereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, DOJ and each other applicable Antitrust Authority and shall comply promptly with any such inquiry or request; provided that neither Party shall be required to consent to the divestiture or other disposition of any of its or its Affiliates’ assets, consent to any other material structural or conduct remedy or otherwise restrict or limit its or its Affiliates’ freedom of action. Each Party shall instruct its counsel to cooperate with the other Party’s counsel and use reasonable efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable HSR Act waiting period and any other applicable waiting period under Antitrust Laws, including, if requested by Gilead, seeking early termination of any such waiting period. Such reasonable efforts and cooperation include counsels’ undertaking: (A) to keep each other appropriately informed of communications from and to personnel of the reviewing Antitrust Authority; and (B) to confer with each other regarding appropriate contacts with and response to personnel of the FTC, DOJ or other applicable Antitrust Authority.

(b) “Antitrust Clearance Date” means the first date on which each of the following criteria is met with respect to the Subscription Agreement, the Filgotinib Amendment and this Agreement: (i) the Parties shall have complied with all applicable requirements of the HSR Act (if any) and each other applicable Antitrust Law (if any); (ii) the waiting period under the HSR Act (if any) and each other applicable Antitrust Law (if any) shall have expired or earlier been terminated; (iii) no judicial or administrative proceeding opposing consummation of all or any part of this Agreement, the Subscription

Option, License and Collaboration Agreement

Agreement or the Filgotinib Amendment shall be pending; (iv) no injunction (whether temporary, preliminary or permanent) prohibiting consummation of the transactions contemplated by this Agreement, the Subscription Agreement or the Filgotinib Amendment or any material portion of such agreement or amendment, as applicable, shall be in effect; and (v) no requirements or conditions shall have been formally requested or imposed by the DOJ, FTC, or any other Antitrust Authority in connection therewith that are not reasonably and mutually satisfactory to the Parties.

16.2 Pre-Closing Negative Covenants. During the period beginning on the Execution Date and ending on the Effective Date, Galapagos shall not, and shall cause its Affiliates not to, without the prior written consent of Gilead (such consent not to be unreasonably withheld, conditioned or delayed):

(a) enter into any agreement with any Third Party, whether written or oral, with respect to, or otherwise assign, transfer, license or convey its right, title or interest in or to, the Galapagos IP relating to any Galapagos Program or any Pre-Program Activities, in each case, in a manner that creates a material conflict with the rights granted or purported to be granted by Galapagos to Gilead under this Agreement;

(b) (i) sell, out-license or otherwise dispose of any assets or rights relating to any Galapagos Program or any Pre-Program Activities, in each case, in a manner that creates a material conflict with the rights granted or purported to be granted by Galapagos to Gilead under this Agreement, (ii) amend any agreements, licenses or other rights of Galapagos or any of its Affiliates relating to any Galapagos Program or any Pre-Program Activities, in each case, in a manner that creates a material conflict with the rights granted or purported to be granted by Galapagos to Gilead under this Agreement, or (iii) grant any security interest or otherwise encumber material assets and properties (including Galapagos IP, other than pursuant to the Security Agreement referenced in Section 16.5(f)), relating to any Galapagos Program or any Pre-Program Activities;

(c) (i) compromise, settle or agree to settle any litigation, dispute, action or other proceeding or institute any such litigation, dispute, action or other proceeding, in each case, concerning any Existing Galapagos Patents or any other Galapagos IP that is material to any Galapagos Program or any Pre-Program Activities, or (ii) fail to take any action necessary or advisable to protect or maintain any Galapagos IP that is material to any Galapagos Program or any Pre-Program Activities, provided that none of the foregoing shall be interpreted as requiring Galapagos or any of its Affiliates to commence any such litigation, dispute, action or other proceeding; or

(d) (i) enter into any material agreement relating to any Galapagos Program or any Pre-Program Activities or (ii) enter into any agreement pertaining to a merger, sale, acquisition, licensing, development, manufacturing, distribution, co-development, marketing or co-marketing arrangement, or any contract containing exclusivity provisions or restrictive covenants relating to any Galapagos Program or any Pre-Program Activities, in each case ((i) and (ii)), that creates a conflict with the rights granted or purported to be granted by Galapagos under this Agreement.

16.3 Affirmative Covenants. During the period beginning on the Execution Date and ending on the Effective Date, (a) Galapagos shall, and shall cause its Affiliates to comply with the covenants set forth in Section 11.5(c)(i) and Section 11.5(c)(ii) and (b) Galapagos shall promptly notify Gilead of the occurrence of a Key Product Event, and in no event more than […***…] Business Days after such occurrence.

16.4 Key Product Event. If (a) a Key Product Event occurs for the Autotaxin Program or ADAMTS-5 Program after the Execution Date, […***…].

Option, License and Collaboration Agreement

16.5 Effectiveness. Notwithstanding anything to the contrary in this Agreement, this ARTICLE XVI (Closing Conditions; Effectiveness), Sections 11.1 (Mutual Representations and Warranties) and 11.2 (Representations and Warranties of Galapagos), Section 14.2 (Outside Date) and Section 13.3 (Terms of Agreements) shall be binding upon the Parties as of the Execution Date. The remainder of this Agreement shall not take effect, and commencement of the Term shall not occur, until the last of the following conditions is met or waived by mutual agreement of the Parties with respect to Section 16.5(a) and Section 16.5(b), or by Gilead with respect to Section 16.5(c),and Section 16.5(f), or by Galapagos with respect to Section 16.5(d) in accordance with Applicable Law; provided that neither Party shall be permitted to assert the failure of any such condition that such Party has caused in order to prevent the occurrence of the Effective Date:

(a) The Antitrust Clearance Date shall have occurred.

(b) The Closing of the Subscription Agreement (as “Closing” is defined in the Subscription Agreement) shall have occurred or shall occur concurrently upon the Effective Date.

(c) Each of the representations and warranties of Galapagos set forth in Section 11.1 and Section 11.2 shall be […***…] as of the Execution Date and the Effective Date in each case as qualified by the Schedule of Exceptions as of such date, and Galapagos shall have delivered a complete updated Galapagos Schedule of Exceptions to Gilead at least […***…] Business Days prior to the Effective Date, with any updates to such Galapagos Schedule of Exceptions not having a material adverse effect on the rights granted to Gilead under this Agreement.

(d) Each of the representations and warranties of Gilead set forth in Section 11.1 and Section 11.3 shall be […***…] as of the Execution Date and the Effective Date.

(e) Galapagos shall have delivered a certificate signed on its behalf by its Chief Executive Officer certifying whether or not a Key Product Event shall have occurred as of immediately prior to the Effective Date.

(f) Each Party shall have delivered or caused to be delivered on or before the Effective Date a duly executed copy of the Security Agreement.

ARTICLE XVII

MISCELLANEOUS

17.1 Entire Agreement; Amendment. This Agreement, including the Schedules hereto, and the Ancillary Agreements set forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the Parties existing as of the Effective Date with respect to the subject matter hereof, including the Existing Confidentiality Agreement. In the event of any inconsistency between any plan hereunder (including any R&D Plan and Budget, Global Commercialization Plan and Budget or Global Manufacturing Plan and Budget) and this Agreement, the terms of this Agreement shall prevail. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

Option, License and Collaboration Agreement

17.2 No Third Party Beneficiary Rights. Except as set forth in ARTICLE XII, this Agreement is not intended to and shall not be construed to give any Third Party any interest or rights (including any Third Party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

17.3 Force Majeure. Each Party shall be excused from the performance of its obligations under this Agreement to the extent that such performance is prevented or delayed by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove such condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party.

17.4 Notices. Any notice or other communication required or permitted to be given under this Agreement shall be in writing (whether or not specifically stated), shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 17.4, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered, sent by a reputable international expedited delivery service (with receipt confirmed) or facsimile (with transmission confirmed), or (b) […***…] Business Days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested. Any notice delivered by facsimile shall be confirmed by a hard copy delivered by a reputable international expedited delivery service as soon as practicable thereafter. This Section 17.4 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement (for which e-mail or other methods of communications shall suffice).

If to Galapagos:	Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium
Attention: Chief Executive Officer
Fax: […***…]

With a copy to (which shall not constitute notice):	Galapagos NV Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium
Attention: Legal Department
Fax: […***…]

Option, License and Collaboration Agreement

With a copy to (which shall not constitute notice):	Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018 United States Attention: Olivia Tyrrell Oren Livne Fax: […***…]

If to Gilead:	Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 Attention: Alliance Management

With a copy to (which shall not constitute notice):

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

Attention: General Counsel

Covington & Burling LLP

Salesforce Tower
415 Mission Street, Suite 5400

San Francisco, CA 94105-2533

Attention: Amy L. Toro, Esq.

Facsimile number: […***…]

17.5 No Strict Construction; Headings. This Agreement has been prepared jointly and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against either Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

17.6 Assignment, Change of Control.

(a) Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, except that […***…]. Any permitted successor or assignee of rights or obligations hereunder shall, in a writing to the other Party, expressly assume performance of such rights or obligations (and in any event, any Party assigning this Agreement to an Affiliate shall remain bound by the terms and conditions hereof). Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 17.6 shall be null, void and of no legal effect.

(b) If Galapagos undergoes a Change of Control, then (i) Patents, Information, Molecules and products existing as of the effective date of such Change of Control that are owned or controlled, by Persons that are Affiliates of Galapagos as a result of such Change of Control (collectively, the “Galapagos Acquirer”) and (ii) Patents, Information, Molecules, and products that are conceived, discovered, developed, generated or otherwise made by or on behalf of the Galapagos Acquirer or that become owned or controlled by the Galapagos Acquirer after such Change of Control, in each case ((i) and (ii)), […***…].

Option, License and Collaboration Agreement

(c) Performance by Affiliates. Subject to the limitations of Section 8.6, each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

17.7 Subcontractors. Without the prior written approval of the other Party, and subject to the terms of any Ancillary Agreement, each Party may itself or any of its Affiliates, Sublicensees or subcontractors may exercise such Party’s rights or perform such Party’s obligations under this Agreement through one or more (sub)contractors or consultants; provided that (a) such Party remains responsible for the work allocated to, and payment to, such (sub)contractors and consultants to the same extent it would if it had done such work itself; (b) such Party conducts appropriate risk-based due diligence to assess the capabilities, compliance and reputation of such subcontractors or consultants; (c) the (sub)contractor or consultant undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties with respect to Confidential Information pursuant to ARTICLE XIII hereof; and (d) (i) with respect to any subcontracting of any Development or Manufacturing activities other than Independent Activities, such Party requires that the subcontractor or consultant undertakes in writing to assign or exclusively license back (with the right to sublicense) to such Party all intellectual property with respect to Galapagos Molecules or Galapagos Products or Optioned Molecules or Optioned Products which intellectual property is conceived, discovered, developed, generated or otherwise made by or on behalf of such subcontractor or consultant in the course of performing any such work and (ii) with respect to (sub)contracting of any other activities, such Party uses reasonable efforts to provide that the (sub)contractor or consultant undertakes in writing to assign or exclusively license back (with the right to sublicense) to such Party all intellectual property with respect to Galapagos Molecules or Galapagos Products or Optioned Molecules or Option Products which intellectual property is conceived, discovered, developed, generated or otherwise made by or on behalf of such (sub)contractor or consultant in the course of performing any such work.

17.8 Compliance with Applicable Law. Each Party shall comply with Applicable Law in the course of performing its obligations or exercising its rights pursuant to this Agreement.

17.9 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

17.10 Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by an arbitrator or by any court of competent jurisdiction from which no appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering into this Agreement may be realized.

17.11 No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

17.12 Independent Contractors. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way. Nothing herein shall be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.

Option, License and Collaboration Agreement

17.13 Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signature pages of this Agreement may be exchanged by email or in .pdf or other electronic means without affecting the validity thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized officers as of the Execution Date.

	GALAPAGOS NV		GILEAD SCIENCES, INC.
By:		By:
Name:		Name:
Title:		Title:

By:		By:
Name:		Name:
Title:		Title:

[SIGNATURE PAGE TO OPTION, LICENSE AND COLLABORATION AGREEMENT]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following initially capitalized terms, whether used in the singular or plural form, shall have the meanings set forth in this Appendix A. In addition, the terms “includes,” “including,” “include” and derivative forms of them shall be deemed followed by the phrase “without limitation” (regardless of whether it is actually written (and drawing no implication from the actual inclusion of such phrase in some instances after such terms but not others)) and the term “or” has the inclusive meaning represented by the phrase “and/or” (regardless of whether it is actually written (and drawing no implication from the actual use of the phrase “and/or” in some instances but not in others)). Unless specified to the contrary, references to Articles, Sections or Schedules shall refer to the particular Articles, Sections or Schedules of or to this Agreement and references to this Agreement include all Schedules hereto. The word “day,” “quarter” or “year” (and derivatives thereof, e.g., “quarterly”) shall mean a calendar day, calendar quarter or calendar year unless otherwise specified. The word “hereof,” “herein,” “hereby” and derivative or similar word refers to this Agreement (including any Schedules). The words “will” and “shall” shall have the same obligatory meaning. Provisions that require that a Party or Parties hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter or otherwise. Words of any gender include the other gender. Words using the singular or plural number also include the plural or singular number, respectively. References to any specific law or article, section or other division thereof, shall be deemed to include the then-current amendments or any replacement law thereto, and any rules and regulations promulgated thereunder.

“Access Territory” means, with respect to an Optioned Product, any and all countries and territories where Gilead (itself or through its Affiliates) has publicly announced a policy to generally sell or otherwise make available such Optioned Product and one or more other Gilead products at a significantly discounted price to patients in such countries or territories. The list of countries and territories included in the Access Territory as of the Execution Date is set forth on Schedule A, which list shall be updated by Gilead on at least an annual basis.

“Acquired Galapagos Program” means a Galapagos Program with respect to which Galapagos or any of its Affiliates acquires rights (whether such acquisition occurs prior to the date on which such acquired program becomes a Galapagos Program or thereafter) as the result of, other than a Change of Control of Galapagos, any license, merger, acquisition, reorganization, consolidation or combination or any other transaction after the Execution Date.

“Active Gilead Program” has the meaning set forth in Schedule 8.10-1.

“ADAMTS-5 Existing Trial” means the Clinical Trial titled “A Study to Assess Efficacy and Safety of GLPG1972/S201086 in Patients With Knee Osteoarthritis (Roccella)” (ClinicalTrial.gov Identifier NCT03595618) that is ongoing as of the Execution Date.

“ADAMTS-5 Program” means the Galapagos Program ongoing as of the Execution Date, as it is continued thereafter, including as an Optioned Program, which program includes GLPG1972, an ADAMTS-5 inhibitor, as the Lead Molecule.

“Affiliate” means, with respect to a particular Person, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Person, for so long as such control exists, regardless of whether such Person is or becomes an Affiliate on or after the Effective Date. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms

“controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, by contract or otherwise. Notwithstanding the foregoing, Fidelta is deemed not to be an Affiliate of Galapagos and no material, Information, databases, Patents, Trademarks, promotional materials, regulatory materials or regulatory approvals owned or controlled by Fidelta shall be considered Controlled by Galapagos or otherwise subject to this Agreement; provided that, the foregoing exclusion of Fidelta shall no longer apply on or after such time that Fidelta (a) […***…] (b) […***…].

“Affordable Basis” means, with respect to an Optioned Product in the Access Territory, selling or otherwise making such Optioned Product available to patients at a price where the revenue per unit shall not exceed […***…].

“Ancillary Agreement” means (a) any agreement entered into by the Parties or their designated Affiliates pursuant to this Agreement and (b) any other agreement in effect between the Parties or their designated Affiliates which specifies that it is an “Ancillary Agreement” as defined under this Agreement, but excluding the Subscription Agreement, the Filgotinib Agreement and the Security Agreement.

“Antitrust Approval” means, as the context requires, any consent, approval or other authorization required under the applicable Antitrust Laws from the applicable Antitrust Authority to effect either, (a) Gilead’s exercise of an Option with respect to a Galapagos Program or (b) the transactions contemplated by the Subscription Agreement, the Filgotinib Amendment or this Agreement (including any prospective exercise by Gilead of an Option under this Agreement).

“Antitrust Authority” means any applicable Governmental Authority exercising authority with respect to any Antitrust Laws.

“Antitrust Condition” means with respect to any subsequent Option Exercise Closing, as applicable, that (a) all waiting periods (and any extension thereof) applicable to Gilead’s exercise of such Option pursuant to Section 8.2(b) and Section 8.2(d) under any and all applicable Antitrust Laws shall have expired or been terminated, and (b) if applicable, any applicable Antitrust Approvals necessary for the exercise of such Option under such Antitrust Laws shall have been received.

“Antitrust Filing” means, as the context requires a filing or notification, together with all required documentary attachments thereto, by the Parties with or to the applicable Antitrust Authority as required by the Antitrust Laws with respect to (a) Gilead’s exercise of an Option with respect to a Galapagos Program pursuant to Section 8.2(b)(viii) and Section 8.2(d), or (b) the transactions contemplated by the Subscription Agreement or this Agreement.

“Antitrust Laws” means any Applicable Law governing merger control, competition, monopolies or restrictive trade practices, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Applicable Law” means the applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of Governmental Authorities, including Regulatory Authorities, that may be in effect from time to time, and including, with respect to Pre-Program Activities, Galapagos Programs and Optioned Programs, GCP, GLP and GMP to the extent applicable to any such activities or programs.

“Autotaxin Program” means the Galapagos Program ongoing as of the Execution Date, as it is continued thereafter, including as an Optioned Program, which program includes GLPG1690, an autotaxin inhibitor, as the Lead Molecule. For clarity, the Autotaxin Program shall be a Galapagos Program as of the Execution Date and an Optioned Program as of the Effective Date, except that for purposes of Section 11.1 and Section 11.2, the Autotaxin Program shall be treated as a Galapagos Program as of the Effective Date.

“Backup” […***…].

“Baseball Matters” […***…].

“Belgian Companies and Associations Code” means the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time, and the rules and regulations promulgated thereunder.

“Belgian Companies Code” means the Belgian Companies Code of 7 May 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

“BLA” means a biologics license application for Regulatory Approval of a Galapagos Product or Optioned Product that is filed with FDA under Section 351 of the Public Health Service Act, including all amendments and supplements to any such application, and any equivalent application, amendment or supplement to the equivalent Regulatory Authority in any other regulatory jurisdiction.

“Business Day” means a day other than (a) a Saturday or a Sunday, (b) a bank or other public holiday in California, United States, (c) a bank or other public holiday in Brussels, Belgium, (d) a bank or other public holiday in Dublin, Ireland or (e) the period commencing on December 25th and ending on January 1st (inclusive).

“Change of Control” means, with respect to Galapagos, a change of control of Galapagos as defined and determined in accordance with the provisions of the Belgian Companies Code, and (as of from the application of the relevant provisions of such code to Galapagos) the Belgian Companies and Associations Code.

“Clinical Data” means all data and results with respect to any Galapagos Molecule or Galapagos Product or Optioned Molecule or Optioned Product made, collected or otherwise generated under or in connection with the conduct of Clinical Trials.

“Clinical Trial” means any human clinical trial of a Galapagos Product or Optioned Product.

“CMC Activities” means those Manufacturing activities and regulatory activities designed to support preparation of the Chemistry, Manufacturing and Controls sections of any Regulatory Materials or Regulatory Approval.

“Collaboration IP” means Collaboration Know-How and Collaboration Patents.

“Collaboration Know-How” means Information that is conceived, discovered, developed, generated or otherwise made by or on behalf of either Party or its Affiliates, solely or jointly, during the Term, in performing activities under this Agreement (including, for clarity, any Pre-Program Activities or any activities with respect to any Galapagos Program or Optioned Program, including any Independent Activities and, for clarity, excluding the performance of activities under a separate written agreement).

“Collaboration Patent” means any Patent claiming or covering Collaboration Know-How.

“Collaboration Term” means the period beginning on the Effective Date and ending on the tenth anniversary of the Effective Date.

“Combination Product Activities” means any activities by either Party or its Affiliates relating to any of the molecules that are the subject of the Pre-Program Activities, Galapagos Molecules or Optioned Molecules, which activities involve use of filgotinib or any active pharmaceutical ingredient that is owned or controlled by Gilead or any of its Affiliates (including, for clarity, any Gilead Combination Product).

“Commercialization” means (a) any and all activities directed to marketing, promoting, distributing, importing, exporting, using, offering to sell, selling or having sold a product, including activities related to the commercial manufacture, marketing, promotion, sale or distribution of a product in the Territory, and (b) Medical Affairs Activities. Commercialization shall include commercial activities conducted in preparation for a product launch. “Commercialize” has a correlative meaning.

“Commercially Reasonable Efforts” means, with respect to the Development, Manufacture or Commercialization of an Optioned Product, that level of efforts and resources commonly dedicated in the research-based pharmaceutical industry by a company to the analogous development, manufacture or commercialization activities of a product of similar commercial potential at a similar stage in its lifecycle, […***…].

“Committee” means (a) the Joint Steering Committee, the Joint Development Committee, the Joint Commercialization Committee, or the Joint Communications Review Committee or (b) any other committee established by the Parties pursuant to Section 1.8. For clarity, the Patent Prosecution Committee and Patent Litigation Committee are not intended, and shall not be construed, to be a “Committee”.

“Completion Date” means, with respect to a Clinical Trial, the earlier of (a) the date of completion of the final study report for such Clinical Trial or (b) the […***…] day after final database lock for such Clinical Trial.

“Compulsory License” means, with respect to an Optioned Product and a country or territory, a license or rights granted to a Third Party by a Governmental Authority for such country or territory to sell or offer for sale such Optioned Product in such country or territory under any patent rights owned or controlled by Gilead or its Affiliates, without direct or indirect authorization from Gilead or its Affiliates, for example a right granted pursuant to requests under the 30 August 2003 WTO decision.

“Control” means, with respect to any material, Information, databases, Patent, Trademark, Global Promotional Materials, Regulatory Materials or Regulatory Approvals, the possession (whether by ownership or license (other than by operation of the licenses and other rights granted in Sections 8.1, 8.3, 8.4 or 10.9(c))) by a Party or its Affiliates of the ability to grant to the other Party a license, right of reference or other right as provided herein to such item, without violating the terms of any agreement or other arrangement with any Third Party, or being obligated to pay any royalties or other consideration therefor (other than royalties or other consideration shared by the Parties pursuant to Section 9.6), in existence as of the time such Party or its Affiliates would first be required hereunder to grant the other Party such license, right of reference or other right. For clarity, […***…].

“Cover,” “Covering” or “Covered” means, with respect to a Patent, in the absence of a license to a Valid Claim included in such Patent, the applicable activity, or, to the extent the applicable activity is not specified, the Exploitation of the applicable invention, discovery, process or product, would infringe such Valid Claim (or, in the case of a Valid Claim that has not yet issued, would infringe such Valid Claim if it were to issue).

“CPI” means the Consumer Price Index for the U.S. City Average (all times).

“Data Room” means an electronic data room hosted by a Third Party vendor reasonably acceptable to Gilead.

“Development” means (a) conducting research or development for a Galapagos Program or Optioned Program, including with respect to any Galapagos Molecule, Galapagos Product or Galapagos Target or Optioned Molecule, Optioned Product or Target that is the subject of an Optioned Program; (b) obtaining or maintaining Regulatory Approval of a Galapagos Product or Optioned Product for one or more indications; or (c) developing the process for the Manufacture of clinical and commercial quantities of a Galapagos Product or Optioned Product. “Development” includes (i) the conduct of Nonclinical Studies and Clinical Trials (including Phase 4 Clinical Trials) and (ii) the preparation, submission, review and development of data or information in support of a submission to a Regulatory Authority to obtain or maintain Regulatory Approval of a Galapagos Product or Optioned Product, but excluding Commercialization (including the Manufacture and accumulation of commercial inventory of a Galapagos Product or Optioned Product). “Develop” has a correlative meaning.

“Development Manufacturing Costs” means, with respect to an Optioned Product (or placebo or comparator if required for the applicable Clinical Trial pursuant to this Agreement), FTE Costs incurred by either Party or any of its Affiliates and all out-of-pocket costs and expenses incurred by or on behalf of either Party or any of its Affiliates, in each case, in Manufacturing such Optioned Product (or placebo or comparator) for Development activities, including costs and expenses incurred in connection with (a); (b) […***…]; (c) […***…]; (d) […***…] (e) […***…]; (f) […***…]; (g) […***…]; (h) […***…] and (i) […***…]. “Development Manufacturing Costs” shall further include:

(i) […***…]; and

(ii) […***…].

“Directed To” means, with respect to any Molecule and a Target, that such Molecule (a) […***…] and (b) […***…].

“Distributor” means a Third Party appointed by a Party or any of its Affiliates to distribute, market and sell any Optioned Product in a specified country or region, which Third Party (a) purchases all of its requirements of such Optioned Product from such Party or its Affiliates or its or their Sublicensees and (b) is not a sublicensee of such Party or any of its Affiliates or its or their Sublicensees under the rights granted to such Party by the other Party pursuant to Section 8.1, 8.3, 8.4 or 10.9(c), as applicable (except to the extent licensed or sublicensed to finish or package such Optioned Product).

“Dollars” or “$” means the lawful currency of the United States.

“Effective Date” means the date on which the last of the conditions set forth in Section 16.5 is satisfied.

“EMA” means the European Medicines Agency or its successor.

“European Union” means all of the European Union member states as its membership may be constituted from time to time,.

“Excluded Programs” means (a) the Filgotinib Collaboration Program; (b) any Galapagos Program that does not become an Optioned Program before the end of the Galapagos Program Period with respect thereto, but solely after such Galapagos Program Period has ended; (c) any program or activities with respect to a Galapagos Molecule or Galapagos Product that become an Excluded Program pursuant to any of Sections 2.2, 2.4, 2.5, 2.6, or 8.2(e), or as provided on Schedule 8.10 or […***…] or otherwise under this Agreement; (d) any Pre-Program Activity, Galapagos Program or Optioned Program with respect to which this Agreement is terminated pursuant to ARTICLE XIV; (e) any programs or activities of Fidelta for so long as […***…], and (f) the programs set forth on Schedule B; provided, that, with respect to any of the programs set forth on Schedule B, if any time after the Execution Date, Galapagos is able to grant to Gilead the rights contemplated hereunder without violating any agreement with a Third Party to which Galapagos or any of its Affiliates is a party to as of the Execution Date, then such program shall cease to be an Excluded Program and shall become an Acquired Galapagos Program (or, if not the subject of an IND filed with a Regulatory Authority at such time, will become an Acquired Galapagos Program if and when an IND for such program is filed with a Regulatory Authority).

“Executive Officer” means, with respect to Galapagos, its Chief Executive Officer, and with respect to Gilead, the Chief Executive Officer of Gilead Sciences, Inc.

“Existing Confidentiality Agreement” means that certain Mutual Confidential Disclosure Agreement entered into by Gilead and Galapagos, dated […***…] and amended as of […***…] and […***…].

“Existing Galapagos Patents” means, as of the Effective Date or Execution Date, as applicable, the Galapagos Patents existing as of such date.

“Existing Galapagos Third Party Agreement” means the agreements set forth on Schedule C.

“Existing Galapagos Third Party Obligations Schedule” means the obligations set forth on the Existing Galapagos Third Party Obligations Schedule.

“Existing Galapagos Third Party Obligations Schedule” means the schedule attached hereto as Schedule C, as such schedule may be amended from time to time pursuant to Section 8.13.

“Exploit” means, collectively, research, develop, use, manufacture, have manufactured, sell, have sold, offer for sale, commercialize, import, have imported, distribute, have distributed, export, have exported and otherwise exploit (including, for clarity, to Develop or Commercialize, including to Manufacture therefor). “Exploitation” has a correlative meaning.

“FD&C Act” means the United States Federal Food, Drug and Cosmetic Act, as amended.

“FDA” means the United States Food and Drug Administration or its successor.

“Fidelta” means Fidelta d.o.o., a Croatian limited liability company.

“Field” means all uses.

“Filgotinib Agreement” means that certain License and Collaboration Agreement by and between Gilead Biopharmaceutics Ireland UC and Galapagos dated as of December 16, 2015, as amended concurrent herewith (such amendment to take effect on the Effective Date) (“Filgotinib Amendment”).

“Filgotinib Collaboration Program” means the activities governed by the Filgotinib Agreement, including such activities with respect to the Licensed Compound and Licensed Product(s) (each, as defined in the Filgotinib Agreement).

“Final Term Extension” […***…].

“First Commercial Sale” means, with respect to an applicable product in a country, the first sale in an arm’s length transaction to a Third Party by or on behalf of a Party or any of its Affiliates or Sublicensees in the Field, other than for Veterinary Uses, in such country following Regulatory Approval of such product in such country. For the avoidance of doubt, a first sale for compassionate use or named patient program sales shall not constitute a First Commercial Sale for purposes of this Agreement.

“FTE” means the equivalent of the work of one (1) employee full time for one (1) calendar year (consisting of at least a total of […***…] hours per calendar year) of work directly related to the Development of an Optioned Product. No additional payment shall be made with respect to any person who works more than […***…] hours per calendar year and any person who devotes less than […***…] hours per calendar year (or such other number as may be agreed by the JDC in the case of the R&D Plan and Budget) shall be treated as an FTE on a pro rata basis based upon the actual number of hours worked divided by […***…].

“FTE Costs” means, with respect to a Party for any period, the applicable FTE Rate multiplied by the applicable number of FTEs of such Party or its Affiliates performing the applicable activities during such period in accordance with the applicable R&D Plan and Budget or the Global Manufacturing Plan and Budget.

“FTE Rate” means […***…] Dollars […***…], increased or decreased on January 1 of each calendar year beginning January 1, 2020, […***…].

“GAAP” means, in the case of Gilead, United States Generally Accepted Accounting Principles and in the case of Galapagos, International Financial Reporting Standards, in each case as consistently applied by a Party in its accounting practices.

“GLPG1690” means Galapagos’ autotaxin inhibitor that, as of the Execution Date, is in Phase 3 Clinical Trials for idiopathic pulmonary fibrosis, the structure of which inhibitor is set forth on Schedule D.

“GLPG1972” means Galapagos’ ADAMTS-5 inhibitor that, as of the Execution Date, is in Phase 2 Clinical Trials for osteoarthritis, the structure of which inhibitor is set forth on Schedule E.

“Galapagos Background IP” means the Galapagos Background Know-How and the Galapagos Background Patents.

“Galapagos Background Know-How” means, with respect to each Galapagos Program or Optioned Program, or any Pre-Program Activities, Information Controlled by Galapagos as of the Effective Date or during the Term that is reasonably necessary or useful to Exploit any applicable Galapagos Molecule or Galapagos Product or Optioned Molecule or Optioned Product or Molecule or product that is the subject of such Pre-Program Activities, excluding any Collaboration Know-How.

“Galapagos Background Patents” means, with respect to each Galapagos Program or Optioned Program, or any Pre-Program Activities, Patents Controlled by Galapagos as of the Effective Date or during the Term that (a) claim or cover Galapagos Background Know-How for such Galapagos Program or Optioned Program or Pre-Program Activities or (b) are otherwise reasonably necessary or useful to Exploit any applicable Galapagos Molecule or Galapagos Product or Optioned Molecule or Optioned Product or a Molecule or product that is the subject of such Pre-Program Activities, excluding, in each case ((a) and (b)), any Collaboration Patents. For clarity, the Galapagos Background Patents include the Existing Galapagos Patents.

“Galapagos Foreground Know-How” means Collaboration Know-How conceived, discovered, developed, generated or otherwise made solely by or on behalf of Galapagos or its Affiliates, excluding any Galapagos Program Period Know-How.

“Galapagos Foreground Patents” means Collaboration Patents (a) claiming or covering Galapagos Foreground Know-How and (b) not claiming or covering Galapagos Program Period Know-How, Gilead Collaboration Know-How or Joint Collaboration Know-How.

“Galapagos IP” means the Galapagos Know-How and Galapagos Patents.

“Galapagos Know-How” means the Galapagos Background Know-How and Galapagos Collaboration Know-How, in each case to the extent Controlled by Galapagos or its Affiliates.

“Galapagos Molecules” means, for each Galapagos Program, (a) […***…], (b) […***…] and (c) […***…].

“Galapagos Option Exercise Representations” means the representations and warranties set forth in Schedule F that Galapagos shall make as of each Option Bringdown Date with respect to each Optioned Program.

“Galapagos Option Schedule of Exceptions” means the schedule of exceptions that Galapagos shall deliver with respect to the Galapagos Option Exercise Representations in connection with each Option Exercise Closing. Any information disclosed in one schedule to the Galapagos Option Schedule of Exceptions shall be deemed to be disclosed with respect to, and shall be deemed to apply to qualify, all other representations and warranties of Galapagos to the extent the relevance of such item to such other representations and warranties is reasonably apparent.

“Galapagos Patents” means the Galapagos Background Patents and Galapagos Collaboration Patents, in each case to the extent Controlled by Galapagos or its Affiliates.

“Galapagos Product” means any product […***…].

“Galapagos Program” means any program Controlled by Galapagos or any of its Affiliates (including any research or development program and any commercial program) that exists as of the Execution Date or thereafter comes into existence at any time prior to the end of the Collaboration Term (including any Acquired Galapagos Program upon the date of its acquisition), other than an Optioned Program or Excluded Program, […***…] (such Molecule, the “Lead Molecule”). Any Galapagos Program shall be deemed to include any Related Molecule(s) and Backups with respect to the applicable Lead Molecule. The Galapagos Programs existing as of the Execution Date are set forth on Schedule G.

“Galapagos Program Period Know-How” means, (a) for each Galapagos Program, Collaboration Know-How to the extent (i) related to a Galapagos Molecule or Galapagos Product within such Galapagos Program and (ii) conceived, discovered, developed, generated or otherwise made during the Galapagos Program Period for such Galapagos Program and (b) any Information deemed to be Galapagos Program Period Know-How (including pursuant to Section 2.2).

“Galapagos Program Period Patents” means, for each Galapagos Program, Collaboration Patents claiming or covering Galapagos Program Period Know-How for such Galapagos Program and not claiming or covering Gilead Collaboration Know-How or Joint Collaboration Know-How.

“Galapagos Target” means, for any Galapagos Program, a Target that is the subject of such Galapagos Program.

“Galapagos Territory” means, with respect to each Optioned Program at any time, subject to Section 3.7(c)(iii), Section 8.2(e) and Section 14.3, (a) the countries set forth on Schedule H and (b) each country for which a required Antitrust Approval has not been obtained with respect to such Optioned Program as of the most recent Option Exercise Closing for such Optioned Program; provided that, with respect to the […***…], the Galapagos Territory includes (x) the countries in subclause (a) and (y) any country not in subclause (a) for which, at the applicable time, […***…]. For clarity, as of the Effective Date, the Galapagos Territory with respect to the […***…] Program including all countries in the world other than the United States.

“Generic Product” means, with respect to a product, a generic version of a product containing the same active Molecule as such product that is approved for marketing by a Third Party in a given country either: (a) pursuant to Section 505(j) of the FD&C Act (21 U.S.C. 355(j)), 505(b)(2) of the FD&C Act (21 U.S.C. 355(b)(2)), 42 USC 262(k), or a foreign equivalent of any of the foregoing, by reference to a Marketing Approval of such product, or (b) pursuant to any other Applicable Law where such approval is based on a demonstration of bioequivalence or biosimilarity to such product. Under no circumstances shall a product be considered a Generic Product if Gilead or its Affiliates or its Sublicensees (i) transferred a Marketing Approval of such product to such Third Party, (ii) transferred an application for Marketing Approval of such product to such Third Party, or (iii) provided a right of reference to such Third Party in order to enable such Third Party to commercialize such product, except that this exclusion shall not apply if the right of reference is limited to qualifying the generic version for a Governmental Authority’s program for providing medicines at no or low cost to countries in the Access Territory.

“Gilead Collaboration IP” means the Gilead Collaboration Know-How and Gilead Collaboration Patents.

“Gilead Collaboration Know-How” means Collaboration Know-How conceived, discovered, developed, generated or otherwise made solely by or on behalf of Gilead or its Affiliates, excluding any Galapagos Program Period Know-How.

“Gilead Collaboration Patents” means Collaboration Patents (a) claiming or covering Gilead Collaboration Know-How and (b) not claiming or covering Galapagos Foreground Know-How, Galapagos Program Period Know-How or Joint Collaboration Know-How.

“Gilead Combination Product” means a pharmaceutical product containing a Galapagos Molecule or Optioned Molecule In Combination with one or more other active pharmaceutical ingredients that are owned or controlled by Gilead or any of its Affiliates, in any and all finished forms, presentations, delivery systems, strength, dosages, and formulations.

“Gilead Territory” means, for the applicable Optioned Program at any time, all countries in the world other than the countries included in the Galapagos Territory with respect to such Optioned Program at such time.

“Good Clinical Practice” or “GCP” means the then-current standards for Clinical Trials for pharmaceuticals or biologics set forth in the ICH Guideline for Good Clinical Practices, as amended from time to time, FDA regulations set forth under Title 21 of the C.F.R. Parts 50, 54, 56 and 312 (as amended from time to time) together with related FDA guidance, and such standards of good clinical practice as are required by the European Union and other organizations and Governmental Authorities in countries in which any Clinical Trial is conducted, to the extent such standards are not less stringent than the ICH guidelines.

“Good Laboratory Practice” or “GLP” means the then current standards for laboratory activities for pharmaceuticals or biologics, as set forth in the FDA’s GLP regulations as set forth under Title 21 of the C.F.R. Part 58, or the GLP principles of the Organization for Economic Co-Operation and Development (OECD), as amended from time to time, and such standards of good laboratory practice as are required by the European Union and other organizations and Governmental Authorities in countries in which any Clinical Trial is conducted, to the extent such standards are not less stringent than the FDA GLP regulations.

“Good Manufacturing Practice” or “GMP” means all current regulatory requirements that apply to the manufacture of active ingredients and pharmaceutical or biologic products, including the regulations set forth under Title 21 of the C.F.R., Parts 210, 211 and 600, as may be amended from time to time, as well as applicable guidance published by the FDA from time to time, and such standards of good manufacturing practice as are required in the European Union, and foreign equivalents, in each case, as applicable to any Clinical Trial.

“Governmental Authority” means any multi-national, federal, state, local, municipal or other government authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal, as well as any securities exchange or securities exchange authority).

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In Combination” means, with respect to any Galapagos Molecule or Optioned Molecule and any other active pharmaceutical ingredient(s), that such Galapagos Molecule or Optioned Molecule and other active pharmaceutical ingredient(s) are included in a product that is sold either as a fixed dose combination or with separate doses in a single package.

“IND” means (a) an investigational new drug application as described in the FD&C Act and applicable regulations promulgated thereunder by the FDA, including all amendments and supplements to any such application or (b) the equivalent application to the equivalent Regulatory Authority in any other regulatory jurisdiction, including all amendments and supplements to any such application, the filing of which is necessary to initiate a Clinical Trial of a pharmaceutical product in humans in such jurisdiction.

“Information” means any data, results, and information of a scientific or technical nature, in any tangible or intangible form, including know-how, trade secrets, practices, techniques, methods, processes (including manufacturing processes (including for active pharmaceutical ingredients and drug products)), inventions, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), software, algorithms, Clinical Trial and Nonclinical Study reports, technology, test data including pharmacological, biological, chemical, biochemical, toxicological, and clinical test data, analytical and quality control data, stability data, studies and procedures, excluding any Regulatory Materials and Regulatory Approvals (but, for clarity, not excluding any such data, results or information of a scientific or technical nature contained in any Regulatory Materials or Regulatory Approvals).

“Initiation” means, with respect to a Clinical Trial, the date of […***…] in such Clinical Trial. “Initiate” shall have a corresponding meaning.

“Invalidity or Unenforceability Action” means, with respect to any Patent claim, any written allegation of invalidity or unenforceability of such Patent claim by a Third Party, including (a) in a declaratory judgment action; (b) as a defense or counterclaim to a suit or other action enforcing such Patent; or (c) in any proceeding originating in a patent office, including any opposition proceeding, inter partes review proceeding, post grant review proceeding, interference proceeding, reissue proceeding, reexamination proceeding or other post-grant proceeding originating in a patent office.

“Joint Collaboration Know-How” means Collaboration Know-How conceived, discovered, developed, generated or otherwise made jointly by or on behalf of both Parties or their respective Affiliates, excluding Galapagos Program Period Know How.

“Joint Collaboration Patents” means Collaboration Patents claiming or covering (a) Joint Collaboration Know-How or (b) both (i) Galapagos Foreground Know-How or Galapagos Program Period Know-How, on the one hand and (ii) Gilead Collaboration Know-How, on the other hand.

“Key Product Event” means any event with respect to […***…] that: (a) […***…]; and (b) […***…].

“Knowledge” […***…].

“Major Market Material Regulatory Communication” means any material communications from the European Medicines Agency or European Commission or any Regulatory Authority in a Major Market, including with respect to: Clinical Trial protocols and amendments thereto, meeting requests and materials, requests for information and responses thereto, clinical hold notices, investigator’s brochures, and Marketing Authorization Application submissions.

“Major Markets” means the following countries: […***…].

“Manufacture” means, with respect to a Galapagos Molecule or Galapagos Product or Optioned Molecule or Optioned Product, the synthesis, manufacturing, processing, formulating, packaging, labeling, holding, quality control testing and release (as applicable) of such Galapagos Molecule or Galapagos Product or Optioned Molecule or Optioned Product and such other manufacturing-related activities that support the Development (including the seeking and obtaining of Regulatory Approvals) and Commercialization of such Galapagos Molecule, Galapagos Product, Optioned Molecule or Optioned Product, including manufacturing process development and scale-up, validation, qualification and audit of clinical and commercial manufacturing facilities, bulk production and fill/finish work, related quality assurance technical support activities and CMC Activities. “Manufacturing” has a correlative meaning.

“Marketing Approval” means, with respect to a Marketing Authorization Application and a particular country or jurisdiction, the approval by a Regulatory Authority of such Marketing Authorization Application for such country or jurisdiction.

“Marketing Authorization Application” or “MAA” means an application for Regulatory Approval in a country, territory or possession, including an NDA or BLA.

“Medical Affairs Activities” means activities designed to ensure or improve appropriate medical use of, conduct medical education of, or further research regarding, an Optioned Product sold in the Territory, including by way of example: (a) activities of medical scientific liaisons who, among their other functions, may (i) conduct service-based medical activities including providing input and assistance with consultancy meetings, recommend investigators for clinical trials and provide input in the design of such trials and other research related activities, and (ii) deliver non-promotional communications and conduct non-promotional activities including presenting new clinical trial and other scientific information; (b) grants to support continuing medical education, symposia, or Third Party research related to an Optioned Product in the Territory; (c) development, publication and dissemination of publications relating to an Optioned Product in the Territory; (d) medical information services provided in response to inquiries communicated via sales representatives or received by letter, phone call or email; (e) conducting advisory board meetings or other consultant programs; (f) the support of investigator-initiated trials; and (g) establishment and implementation of risk, evaluation and mitigation and strategies (REMS).

“Molecule” means both small molecules and large molecules (such as biologics), including any such molecules that are Directed To multiple Targets (e.g., a bi-specific or multi-specific antibody).

“Mutual Post-Approval Commitment” means any post-Regulatory Approval commitment with respect to a given Optioned Product that is applicable to at least the United States and the European Union.

“NDA” means a new drug application, as defined in the FD&C Act and applicable regulations promulgated thereunder by FDA, including all amendments and supplements to any such application, and any equivalent application, amendment or supplement to the equivalent Regulatory Authority in any other regulatory jurisdiction.

“Net Receipts” […***…].

“Net Sales” […***…].

“Nonclinical Studies” means all non-human animal studies, including preclinical studies and toxicology studies, of Galapagos Molecules and Optioned Molecules.

“Optioned Molecule” means, for any Optioned Program, each Galapagos Molecule included in the applicable Galapagos Program as of immediately prior to the applicable Option Exercise Closing for such Optioned Program.

“Optioned Product” means any product containing an Optioned Molecule, other than a Gilead Combination Product. Except as set forth in the preceding sentence, an “Optioned Product” includes all products containing the same Optioned Molecule, alone or In Combination with one or more other active pharmaceutical ingredients (other than (a) any other Galapagos Molecule or Galapagos Product that is not another Optioned Molecule or Optioned Product, (b) any Molecule or product that is the subject of any Pre-Program Activities or (c) any Molecule or product that is the subject of any Excluded Programs), in any and all finished forms, presentations, delivery systems, strength, dosages, and formulations.

“Optioned Product Trademarks” means the Trademark(s) to be used by either Party or its respective Affiliates, or its or their respective Sublicensees, for the Commercialization of Optioned Products in the Territory and any registrations thereof or any pending applications relating thereto in the Territory (excluding, in any event, any trademarks, service marks, names or logos that include any corporate name or logo of the Parties or their Affiliates).

“Optioned Program” means any Galapagos Program with respect to which the Option has been exercised and the Initial Option Closing has occurred.

“Patent” means (a) any national, regional or international patent or patent application, including any provisional patent application; (b) any patent application claiming priority from such a patent, patent application or provisional application or from an application claiming priority from any of these, including any divisional, continuation, continuation-in-part, converted provisional or continued prosecution application; (c) any patent that has issued or in the future issues from any of the foregoing patent applications ((a) and (b)), including any utility model, petty patent, design patent or certificate of invention; (d) any extension or restoration by existing or future extension or restoration mechanisms, including any revalidation, reissue, re-examination, review and extension (including any supplementary protection certificate and the like) of any of the foregoing patents or patent applications ((a), (b) and (c)); and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent application or patent.

“Patent Costs” means the out-of-pocket costs and expenses paid by a Party or its Affiliates to outside legal counsel, patent offices or other Governmental Authorities, or other Third Parties, including filing and maintenance expenses, in each case, with respect to (a) the Prosecution of any Patent; (b) the enforcement of any Patent; (c) the defense of any Invalidity or Unenforceability Action with respect to any claim of a Patent; (d) Patent Term Extension of any Patent or (e) Orange Book Listing for any Patent.

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

“Phase 1 Clinical Trial” means a Clinical Trial of a Galapagos Product or Optioned Product to determine initial tolerance, safety, pharmacokinetic or pharmacodynamic information in single dose, single ascending dose, multiple dose or multiple ascending dose regimens, which is prospectively designed to generate sufficient data (if successful) to permit design of a Phase 2 Clinical Trial of such Galapagos Product or Optioned Product.

“Phase 2 Clinical Trial” means a Clinical Trial of a Galapagos Product or Optioned Product regarding the safety, dose ranging and efficacy of a pharmaceutical product that is prospectively designed to generate sufficient data (if successful) to commence pivotal clinical trials, as described in 21 C.F.R. §312.21(b) (as amended or any replacement thereof), or a similar Clinical Trial prescribed by the Regulatory Authorities in a foreign country, including the phase 2 portion of a Clinical Trial that is both a Phase I Clinical Trial and a Phase 2 Clinical.

“Phase 3 Clinical Trial” means a Clinical Trial of a Galapagos Product or Optioned Product on a sufficient number of subjects that is designed to establish that such product is safe and efficacious for its intended use, and to determine warnings, precautions, and adverse reactions that are associated with such product in the dosage range to be prescribed, which Clinical Trial is intended to support Regulatory Approval of such Galapagos Product or Optioned Product, as described in 21 C.F.R. 312.21(c) (as amended or any replacement thereof), or a similar Clinical Trial prescribed by the Regulatory Authorities in a foreign country.

“Phase 4 Clinical Trial” means (a) a Clinical Trial of an Optioned Product, conducted following commencement of a pivotal Clinical Trial for such Optioned Product, that is not required for receipt of approval of Marketing Authorization Application, but that may be useful in support of the post-approval Exploitation of such Optioned Product; or (b) a Clinical Trial of an Optioned Product conducted after Marketing Approval of such Optioned Product has been obtained from an appropriate Regulatory Authority due to a request or requirement of such Regulatory Authority.

“PhRMA Code” means the PhRMA Code on Interactions with Health Care Professionals.

“Post-IND Term Extension” means, for any Galapagos Program, an extension of the applicable Galapagos Program Period until the earlier of (a) delivery of an Option Exercise Notice for such Galapagos Program, (b) the end of the applicable Option Exercise Period prior to delivery by Gilead of an Option Exercise Notice for such Option, and (c) the third (3rd) anniversary of the end of the Collaboration Term.

“Pre-Option In-License” means, with respect to each Optioned Program, any agreement between Galapagos or any of its Affiliates (including by way of assignment or other transfer in connection with an Acquired Galapagos Program) and any Third Party that governs a license of Galapagos IP related to such Optioned Program, and that was entered into by Galapagos or any of its Affiliates prior to the Initial Option Closing for such Optioned Program.

“Pre-Program Activities” means any discovery, target screening, development, research, pre-clinical, non-clinical and manufacturing activities of Galapagos or any its Affiliates during the Collaboration Term and any Post-IND Term Extension, other than such activities conducted under a Galapagos Program, Optioned Program or Excluded Program.

“Preliminary Target Information” means any information disclosed by or on behalf of one Party to the other Party with respect to Target identification, Target or other screening (including resulting hits) results, selection or prioritization. For clarity, Preliminary Target Information shall not include […***…].

“Program Claim” means, with respect to (a) any Patent and (b) any Pre-Program Activities, Galapagos Program or Optioned Program, a claim of such Patent that claims or covers (i) a molecule or product that is the subject of such Pre-Program Activities or (ii) an applicable Galapagos Molecule, Galapagos Product, Optioned Molecule or Optioned Product, or, in each case ((i) or (ii)), the Exploitation thereof.

“Qualifying Data Package” means, with respect to each Galapagos Program, a downloadable copy of each item set forth on Schedule I, delivered via a Data Room.

“R&D Plan and Budget” means, with respect to each Optioned Program, a plan and budget containing […***…].

“Regulatory Approval” means all approvals (including licenses, registrations or authorizations) from any applicable Regulatory Authority in a given country or countries (and, if applicable, the European Union) necessary for the Manufacture, marketing, commercial distribution, importation and sale of a Galapagos Product or Optioned Product for one or more indications in the Field other than for Veterinary Uses and in such country or regulatory jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements and, where applicable, labeling approval, but which, shall exclude any pricing and reimbursement approvals. Regulatory Approvals include Marketing Approvals.

“Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable Governmental Authority involved in granting any Regulatory Approval for the applicable product in such country or regulatory jurisdiction or otherwise exercising authority with respect to the Development, Manufacture or Commercialization of a Galapagos Product or Optioned Product in such country or jurisdiction, including (a) the FDA, (b) the EMA and (c) the European Commission or the successor of any such Governmental Authority.

“Regulatory Exclusivity” means, with respect to any country in the Territory, an additional market protection, other than Patent protection, granted by a Regulatory Authority in such country which confers an exclusive Commercialization period during which a Party or its Affiliates or Sublicensees have the exclusive right to market and sell an Optioned Product in such country through a regulatory exclusivity right (e.g., new chemical entity exclusivity, new use or indication exclusivity, new formulation exclusivity, orphan drug exclusivity, pediatric exclusivity, or any applicable data exclusivity).

“Regulatory Materials” means (a) regulatory applications, submissions, notifications, registrations, or other filings made to or with a Regulatory Authority, and (b) correspondence and reports submitted to or received from a Regulatory Authority (including minutes and official contact reports relating to any communication with any Regulatory Authority) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files, and complaint files, in each case ((a) and (b)), that are necessary or reasonably desirable in order to Develop, Manufacture, market, sell or otherwise Commercialize a Galapagos Product or Optioned Product in a particular country or regulatory jurisdiction. Regulatory Materials include INDs and Marketing Authorization Applications (for clarity, as applications, but not the approvals with respect thereto).

“Related Molecule(s)” means, with respect to any Lead Molecule, any and all other Molecule(s) […***…].

“Requested or Required Phase 4 Clinical Trial” means a Phase 4 Clinical Trial that is conducted due to a request or requirement of a Regulatory Authority, including any post-approval commitment, postmarketing requirement under Section 505(o)(3), Section 506(c)(2)(A), or Section 505B of the FD&C Act or FDA regulations, including subpart H or I of 21 C.F.R. part 314, subpart E or H of 21 C.F.R. part 601 or any Clinical Trial that is imposed by the applicable Regulatory Authority as a condition of the Marketing Approval in the European Union.

“Research and Development Costs” means, with respect to an Optioned Program: […***…].

“Respective Territory” means at a given time, with respect to Gilead, the Gilead Territory and with respect to Galapagos, the Galapagos Territory, in each case, at such time.

“Reversion Product(s)” means, with respect to a given termination of this Agreement, the Terminated Molecules and Terminated Product(s) with respect thereto, in the forms that are as of the effective date of such termination the subject of clinical Development or Commercialization hereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Security Agreement” means that certain security agreement between the Parties to be agreed prior to the Closing consistent with the key terms set forth on Schedule J.

“Shared Commercialization Costs” means, with respect to an Optioned Program, […***…].

“Standard Cost of Manufacturing” means, with respect to a given Optioned Product, […***…].

“Subject Matter Expert” means (a) for Development matters, including Manufacturing in support thereof, with respect to Galapagos, Chief Scientific Officer (or his or her designee) and, with respect to Gilead, its Chief Scientific Officer (or his or her designee) and (b) for Commercialization matters, including Manufacturing in support thereof, with respect to Galapagos, Chief Operating Officer (or his or her designee) and, with respect to Gilead (or his or her designee), its Chief Commercial Officer. Each Party may change its respective Subject Matter Expert upon written notice to the other Party with another representative of equivalent seniority, knowledge and expertise.

“Sublicense Agreement” means any agreement pursuant to which a Party grants a sublicense to a Third Party under any license granted to it in Sections 8.1, 8.3, 8.4 or 10.9(c), as applicable.

“Sublicensee” means any Third Party that is granted a sublicense under the rights licensed to a Party hereunder.

“Subscription Agreement” has the meaning set forth in the Recitals.

“Suspension or Termination” means a Party’s decision to suspend […***…], other than due to any delay due […***…]) or terminate any Pre-Program Activities, Galapagos Program or any Optioned Program, as applicable; provided that any inactivity with respect to a Pre-Program Activity, Galapagos Program or Optioned Program that lasts for […***…] or longer (not including any delay in activity due to […***…] will be deemed a Suspension or Termination. (any such determination to suspend or terminate, a “Suspend or Terminate” has a correlative meaning.

“Target” means one or more genes, proteins, nucleic acids, receptors, ligands, antigens or other Molecules or targets. […***…].

“Tax or Taxes” means any taxes of any kind including, but not limited to those measured on, measured by or referred to as, income, alternative or add-on minimum, gross receipts, escheat, capital, capital gains, sales, use, ad valorem, franchise, profits, license, privilege, transfer, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, value added, property, environmental or windfall profits taxes, customs duties or similar fees, assessments or charges of any kind whatsoever, including any contractual obligation to indemnify another Person for Taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Terminated Region” means, with respect to a Pre-Program Activity, Galapagos Program or Optioned Program, as applicable, the countries in the Gilead Territory as to which the applicable termination is effective or, if all countries in the Gilead Territory are or have been terminated, then the Gilead Territory.

“Territory” means all countries in the world.

“Third Party” means any entity other than Galapagos or Gilead or an Affiliate of either of them.

“Trademark” means any trademark, trade name, service mark, service name, brand, domain name, trade dress, logo, slogan, or other indicia of origin or ownership, including registrations and applications therefor and the goodwill and activities associated with each of the foregoing.

“U.S.” or “United States” means the United States of America (including all possessions and territories thereof).

“Valid Claim” means, with respect to a particular country, (a) any claim of an issued and unexpired Patent in such country that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or Governmental Authority of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal and (ii) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise in such country, or (b) a claim of a pending Patent application that has been pending without issuance for a period not longer than […***…] years from the earliest priority date of such application, which claim is being diligently prosecuted and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application.

“Veterinary Use” means Exploitation of an Optioned Molecule or Optioned Product for the prevention or treatment of veterinary medical conditions in animals. For clarity, humans are not animals for purposes of this definition.

“Voluntary Phase 4 Clinical Trial” means a Phase 4 Clinical Trial that is not a Requested or Required Phase 4 Clinical Trial.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Active Galapagos Target	Schedule 8.10
Agreement	Preamble
Alliance Manager	1.9
Anti-Corruption Laws	11.1(e)
Antitrust Clearance Date	16.1(b)
[…***…]	2.3(c)(iii)
Bankrupt Party	14.9
Bankruptcy Code	14.5
Bribery Act	11.1(e)
Clinical Supply Agreement	6.2(e)
Combination Product Activities Agreement	2.6(c)(iii)
Commercial Supply Agreement	6.2(f)
Committee Dispute	15.1(c)
Confidential Information	13.1(a)
Dispute	15.1(b)
DOJ	8.2(d)(ii)
FCPA	11.1(e)
FTC	8.2(d)(ii)
Galapagos	Preamble
Galapagos Acquirer	17.6(b)
Galapagos Collaboration IP	10.1(a)
Galapagos Collaboration Know-How	10.1(a)
Galapagos Collaboration Patents	10.1(a)
Galapagos Indemnitees	12.2
Galapagos Program Period	8.2(a)
Galapagos R&D Activities	2.1
Galapagos Schedule of Exceptions	11.2
Enforcing Party	10.4(f)
Execution Date	Preamble
Gilead	Preamble
Gilead Collaboration IP	10.1(b)
Gilead Contributions	2.2
Gilead Indemnitees	12.1
Gilead Reversion Patents	14.7(c)(i)
Global Commercialization Plan and Budget	5.2(a)
Global Manufacturing Plan and Budget	6.2(a)

Term	Section
Global Optioned Product Trademarks	10.9(a)
Global Promotional Materials	5.2(c)
ICC Rules	15.2(c)
Indemnified Party	12.3
Indemnifying Party	12.3
Independent Activities	7.1
Independent Activities Costs	7.5
Independent Activities Data	7.4(a)
Independent Activities Party	7.2(a)
Independent Activities Plan	7.2(a)
Independent Activities Regulatory Documentation	7.4(b)
Independent Post-Option In-License	9.6(a)(ii)
Infringing Activity	10.6(a)
Initial Option Closing	8.2(c)(i)
Joint Collaboration IP	10.1(c)
Joint Commercialization Committee or JCC	1.3(a)
Joint Communication Review Committee” or “JCRC	1.4(a)
Joint Development Committee or JDC	1.2(a)
Joint Post-Option In-License	9.6(a)(i)
Joint Steering Committee or JSC	1.1(a)
Lead Molecule	“Galapagos Program” definition
Lead Patent	“Related Molecules” definition
Losses	12.1
Market Abuse Regulation	11.2(q)
Material Adverse Effect	11.2(r)
Non-Committee Dispute	15.1(b)
Non-Enforcing Party	10.4(f)
Option	8.2(a)
Option Bringdown Date	8.2(c)(ii)
Option Exercise Closing	8.2(c)(i)
Option Exercise Notice	8.2(b)(i)
Option Exercise Period	8.2(b)(i)
Option Payment	9.2
Optioned Product Orange Book Listing	10.3(a)
Optioned Program R&D Activities	3.2
Opt-Out Notice	3.7(a)
Outside Date	14.2
Party Indemnitees	12.4(a)

Term	Section
Party or Parties	Preamble
Patent Litigation Committee	10.4(b)
Patent Prosecution Committee	10.2(a)
Patent Term Extensions	10.3
Permitted Commercialization Overrun	9.10(b)
Permitted R&D Cost Overrun	9.9(b)
Personal Information	11.2(m)(iii)
Program Infringement	10.4(a)
Proposal	15.2(d)(i)
Prosecution	10.2(b)(i)(A)
Publication	13.4(a)(i)
PV Agreement	4.2(g)(i)
Redacted Agreements	13.3(c)
Regional Optioned Product Trademarks	10.9(b)
Regulatory Transition Date	4.2(a)(i)
Representatives	11.1(e)
Royalty Term	9.4(b)
[…***…]	“Galapagos Territory” definition
[…***…]	“Galapagos Territory” definition
Shared Development Claims	12.4(a)
Shared Development Losses	12.4(a)
Shared Patent Costs	9.11(a)
[…***…]	8.10(a)
[…***…]	8.10(a)
Significant Pre-Program Activities	2.4
Special Option Exercise Representations	8.2(c)(iii)
Sublicensing Party	8.6(b)
Subscription Agreement	Preamble
Suspension or Termination	2.4
TCT Determination Package	2.3(c)(i)
Technology Transfer	6.3(b)
Technology Transfer Plan	6.3(b)
Term	14.1
Terminated Molecule	14.7(c)
Terminated Product	14.7(c)
Terminated Program	14.7(c)
Termination Notice Period	14.7(a)(i)
Third Party Claims	12.1
Third Party License Payments	9.6(b)(i)

Term	Section
Trademark Licensee Party	10.9(c)(i)
Trademark Owner Party	10.9(c)(i)
Transition Agreement	14.7(c)(iv)
Triggering Clinical Trial	8.2(b)(v)
Upfront Consideration	9.1
VAT	9.12(c)
Working Groups	1.8(b)

* * *

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT HAS BEEN

OMITTED AND REPLACED WITH “[…***…]” BECAUSE IT IS NOT MATERIAL

AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

SCHEDULE A

Access Territory

[…***…]

SCHEDULE B

Excluded Programs

	Molecule	Target(s)	Partner
1.	GLPG0187	Integrin inhibitor	ThromboGenics
2.	GLPG0634	JAK-1 inhibitor	Gilead
3.	GLPG3535	ASK-1 inhibitor	Calchan
4.	MOR106	Anti-IL-17C	Novartis

SCHEDULE C

Existing Galapagos Third Party Obligations

[…***…]

SCHEDULE D

Structure of GLPG1690

[…***…]

SCHEDULE E

Structure of GLPG1972

[…***…]

SCHEDULE F

Galapagos Option Exercise Representations

The Galapagos Program that is the subject of the Option Exercise Notice to which these Option Exercise Representations and the corresponding Galapagos Option Schedule of Exceptions relate is referred to as the “Subject Program.” Except as set forth in such Galapagos Option Schedule of Exceptions, Galapagos hereby represents and warrants and, with respect to Sections 4 and 8 below, covenants to Gilead as of the applicable Option Exercise Closing, except as set forth in the corresponding Galapagos Option Schedule of Exceptions, as follows with respect to the Subject Program:

1.

No Debarment. Neither Galapagos nor any of its Affiliates is debarred, has been convicted, or is subject to debarment or conviction pursuant to Section 306 of the FD&C Act. Galapagos has not used in connection with any activity in its business, any employee, agent or independent contractor who has been debarred by any Regulatory Authority, or, to the best of Galapagos’ knowledge, is the subject of debarment proceedings by a Regulatory Authority or has been convicted pursuant to Section 306 of the FD&C Act. Galapagos shall promptly notify Gilead of any debarment or debarment proceeding that could have an impact on the use of the results of any Clinical Trials relating to the Subject Program.

2.

Title; Encumbrances. Galapagos or one of its Affiliates solely owns or exclusively licenses and Controls the Existing Galapagos Patents and other Galapagos IP relating to the Subject Program, provided, however, that the foregoing shall not constitute a representation or warranty of non-infringement of a Third Party’s intellectual property rights. Galapagos or one of its Affiliates has the right to grant the licenses for the Subject Program to Gilead as purported to be granted pursuant to this Option Exercise Closing. Neither Galapagos nor any of its Affiliates has entered into any agreement (other than agreements with subcontractors) granting any right, interest or claim in or to, any Existing Galapagos Patents or Galapagos Know-How relating to the Subject Program to any Third Party that would conflict with the rights and licenses to Gilead as purported to be granted pursuant to this Option Exercise.

3.

Assignment of Rights. Each Person who has or has had any rights in or to any Existing Galapagos Patents or any material Galapagos Know-How relating to the Subject Program has assigned and has executed an agreement assigning its entire right, title and interest in and to such Existing Galapagos Patents and Galapagos Know-How relating to the Subject Program to Galapagos or one of its Affiliates. To Galapagos’ Knowledge, no current officer, employee, agent, or consultant of Galapagos or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Patents or other intellectual property or proprietary information of Galapagos or such Affiliate relating to the Subject Program or of any employment contract relating to the relationship of any such Person with Galapagos.

4.

Patents. All Existing Galapagos Patents for the Subject Program are identified on Schedule 4. All Existing Galapagos Patents for the Subject Program are subsisting and are being diligently prosecuted in the patent offices indicated on Schedule 4 in accordance with Applicable Law and to Galapagos’ Knowledge are not invalid or unenforceable in whole or in part. All applicable fees with respect thereto have been timely paid or will be timely paid (taking account of any permitted extensions). The Existing Galapagos Patents on Schedule 4 represent all Patents within Galapagos’ or its Affiliates’ ownership or control (by license or otherwise) that Galapagos reasonably believes include claims covering the making, using or composition of matter of the Galapagos Molecules or Galapagos Products, or the Exploitation of any such Galapagos Molecule or Galapagos Product, in each case, in the Subject Program. To the extent required, Galapagos or one of its Affiliates has properly recorded in the relevant U.S. and foreign patent offices the assignments, or other necessary documents, supporting its legal title to the Existing Galapagos Patents for the Subject Program on Schedule 4. Galapagos and its Affiliates have presented, or will present prior to the pertinent patent office deadlines, all relevant references, documents or information of which they and the inventors are aware to the relevant patent examiner at the pertinent patent office, in connection with the prosecution of the pending patent applications included in the Existing Galapagos Patents for the Subject Program.

5.

No Infringement. To Galapagos’ Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate any Existing Galapagos Patents or any Galapagos Know-How or Regulatory Documentation relating to the Subject Program. To Galapagos’ Knowledge, there are no activities by Third Parties that would constitute infringement or misappropriation of the Galapagos IP relating to the Subject Program (in the case of pending claims, evaluating them as if issued).

6.

No Conflicts. The consummation of this Option Exercise Closing does not, and the consummation of the transactions contemplated by this Option Exercise Closing will not, (i) except for the rights granted to Gilead in this Option Exercise, result in the creation of any encumbrance on any of the material properties or assets relating to the Subject Program, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to (A) any provision of the organizational or governing documents of Galapagos, in each case as amended to date, or (B) any material agreement applicable to Galapagos’ or any of its Affiliates’ material properties or assets relating to the Subject Program.

7.

In-Licenses and Restrictions on Business Activities. None of the Existing Galapagos Patents for the Subject Program licensed hereunder by Galapagos to Gilead are owned or controlled in whole or in part by any Third Party. There is no agreement, judgment, injunction, order or decree of a Governmental Authority with respect to the Subject Program binding upon Galapagos or any of its Affiliates that has or would reasonably be expected to have, whether before or after the Option Exercise Closing, the effect of prohibiting or impairing any current or presently proposed business practice of Galapagos or any of its Affiliates or the conduct of business by Galapagos or any of its Affiliates as currently conducted or as presently proposed to be conducted by Galapagos or any of its Affiliates for such Subject Program.

8.

Copyrightable IP. To Galapagos’ Knowledge, all works of authorship and all other materials subject to copyright protection included in Information owned or otherwise controlled by Galapagos or any of its Affiliates that is reasonably necessary or useful to Exploit any Galapagos Molecule or Galapagos Product in the Subject Program are original and were either created by employees of Galapagos or its Affiliates within the scope of their employment or are otherwise works made for hire, or right, title and interest in and to such materials have been legally assigned or licensed to Galapagos or such Affiliate to the extent necessary to provide Gilead with the rights granted to it hereunder, and all rights in all inventions and discoveries made, developed, or conceived by any employee or independent contractor of Galapagos or any of its Affiliates during the course of their employment (or other retention) by Galapagos or such Affiliate, and relating to or included in the Galapagos Know-How or that are the subject of one or more Existing Galapagos Patents, in each case relating to the Subject Program, have been or will be assigned in writing to Galapagos or such Affiliate to the extent necessary to provide Gilead with the rights granted to it hereunder.

9.

Transfer of Rights. Galapagos or one of its Affiliates has obtained the right (including under any Patents and other intellectual property rights) to use all Information and all other materials (including any formulations and manufacturing processes and procedures) developed or delivered by any Third Party under any agreements between Galapagos or one of its Affiliates and any such Third Party with respect to the Subject Program to the extent necessary to provide Gilead with the rights granted to it hereunder, and Galapagos or one of its Affiliates has the rights under each such agreement to transfer such Information or other materials to Gilead and its designees and to grant Gilead the right to use such Information or other materials in the Development or Commercialization of the Galapagos Molecules or Galapagos Products in the Subject Program as required to enable Gilead to Exploit the Galapagos Molecules and the Galapagos Products in the Subject Program in the Gilead Territory.

10.

Confidentiality of Know-How. With respect to those portions of the Galapagos Know-How the confidentiality of which is material to the Exploitation of any Galapagos Molecule or Galapagos Product in the Subject Program, such portions of the Galapagos Know-How have been kept confidential or have been disclosed to Third Parties only under terms of confidentiality or if published or otherwise publicly disclosed, were published or publicly disclosed in a manner that would not reasonably be expected to adversely impact the patentability of such Galapagos Know-How relating to the Subject Program. To Galapagos’ and its Affiliates’ Knowledge, no breach of such confidentiality relating to the Subject Program has been committed by any Third Party.

11.	No Proceedings.

a.

No claim or litigation has been brought or threatened in writing by any Person against Galapagos or any of its Affiliates alleging, and Galapagos has no Knowledge of any reasonable basis for any such claim or allegation, whether or not asserted, that (A) any Existing Galapagos Patents for the Subject Program are invalid or unenforceable, or (B) that the use or practice of any Existing Galapagos Patents or any Regulatory Materials or Galapagos Know-How, or the disclosing, copying, making, assigning or licensing of any Existing Galapagos Patents or any such Regulatory Materials or Galapagos Know-How, in each case relating to the Subject Program, or the Development, Commercialization or other Exploitation of the Galapagos Molecules or Galapagos Products in the Subject Program as contemplated herein, does or will violate, infringe, misappropriate or otherwise conflict or interfere with, any Patent or other intellectual property or proprietary right of any Third Party.

b.

There is no private or Governmental Authority action, suit, proceeding, claim, mediation, arbitration or investigation pending before any Governmental Authority, or, to Galapagos’ Knowledge, threatened against Galapagos or any of its Affiliates or any of its or their respective assets or properties relating to the Subject Program or, to Galapagos’ Knowledge, any of their respective directors, managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with Galapagos or any of its Affiliates), nor, to Galapagos’ Knowledge, is there any reasonable basis for any such action, suit, proceeding, claim, mediation, arbitration or investigation. There is no judgment, decree, injunction or order against Galapagos or any of its Affiliates, or, to Galapagos’ Knowledge, any of its or their respective assets or properties, relating to the Subject Program or, to Galapagos’ Knowledge, any of their respective directors, managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with Galapagos or any of its Affiliates). Neither Galapagos nor any of its Affiliates has any action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person or relating to the Subject Program.

12.

No Misappropriation. The conception and reduction to practice of any inventions and the use or development of any other Information relating to the Subject Program (i) owned by Galapagos have not constituted or involved the misappropriation of trade secrets or other rights or property of any Third Party and (ii) in-licensed by Galapagos, to Galapagos’ Knowledge, have not constituted or involved the misappropriation of trade secrets or other rights or property of any Third Party; provided, however, that the foregoing clauses (i) and (ii) shall not constitute a representation or warranty of non-infringement of a Third Party’s intellectual property rights.

13.

Full Disclosure. Galapagos has provided or made available to Gilead all material adverse information with respect to the safety and efficacy of the Galapagos Molecules or Galapagos Products in the Subject Program. Galapagos has provided a true, complete and correct list of each Galapagos Molecule and Galapagos Product in the Subject Program that has received IND approval from the FDA.

14.	Compliance and Qualifications.

a.

To Galapagos’ Knowledge, Galapagos and its Affiliates have conducted, and their respective contractors, licensees and consultants, have conducted in all material respects all Development under the Subject Program in accordance with all Applicable Laws, including current Good Clinical Practices, Good Laboratory Practices, Good Manufacturing Practices and the Declaration of Helsinki.

b.

Galapagos and its Affiliates and licensees have generated, prepared, maintained and retained all Regulatory Documentation that is required to be maintained or retained with respect to the Subject Program pursuant to and in accordance with Applicable Law, and all such Regulatory Documentation is true, complete and correct and what it purports to be.

c.

In connection with the collection, storage, transfer (including any transfer across national borders) or use of any information relating to identified or identifiable natural persons (collectively “Personal Information”) by or on behalf of Galapagos or any of its Affiliates relating to the Subject Program, Galapagos and its Affiliates are in compliance in all material respects with all Applicable Laws in all relevant jurisdictions, internal privacy policies and the requirements of any contract or codes of conduct to which Galapagos or any of its Affiliates is a party. Galapagos and its Affiliates have commercially reasonable technical and organizational measures in place to ensure the security of all Personal Information relating to the Subject Program it controls or processes. Galapagos and its Affiliates are in compliance in all material respects with all Applicable Laws relating to breaches of security affecting Personal Information relating to the Subject Program and associated notification obligations. Neither Galapagos nor any of its Affiliates has received a complaint regarding its collection, storage, transfer or use of Personal Information relating to the Subject Program. Galapagos agrees to execute or cause to be executed any additional clauses or agreements necessary to comply with data protection laws prior to the transfer of Personal Information.

15.

No Misrepresentation. To Galapagos’ Knowledge, neither Galapagos nor any of its Affiliates or licensees, nor any of its or their respective officers, employees or agents, has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Development of the Galapagos Molecules or Galapagos Products in the Subject Program, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of the Galapagos Molecules or Galapagos Products in the Subject Program, or committed an act, made a statement, or failed to make a statement with respect to the Development of the Galapagos Molecules or Galapagos Products in the Subject Program that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous Applicable Laws in the Territory.

16.

No Royalties. There are no milestone payments, profit share obligations, royalty payments or other amounts in each case that are based on the Manufacture, Development or Commercialization of the Galapagos Molecules or Galapagos Products in the Subject Program required to be paid to a Third Party as a result of the Manufacture, Development or Commercialization of such Galapagos Molecules or Galapagos Products under any agreement to which Galapagos or any of its Affiliates is a party.

17.

No Government Funding. To Galapagos’ Knowledge, the inventions claimed in the Existing Galapagos Patents for the Subject Program (i) were not conceived, discovered, developed, generated or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(f), and (iii) are not otherwise subject to the provisions of the Bayh-Dole Act.

18.

No Governmental Consents. Neither the performance by Galapagos of this Option Exercise Closing for the Subject Program, nor the consummation by Galapagos of the transactions contemplated hereby, will, other than with respect to the HSR Act or any other Applicable Antitrust Law or the EU Regulation No. 596/2014 of 16 April 2014 on market abuse (the “Market Abuse Regulation”), require Galapagos or any of its Affiliates to (i) obtain any consent or authorization of, or (ii) give any notice to, or make any filing or registration with, any Governmental Authority or other Person.

19.	To be included among the Option Exercise Representations with respect to an Option Exercise Closing for […***…] only: […***…].

SCHEDULE G

Galapagos Programs Existing as of the Execution Date

	Lead Molecule	Target(s)	Indication(s) and Stage of Clinical Development
1.	GLPG0555	JAK1 inhibitor	[ *** ]
2.	GLPG0778	JAK1 inhibitor	• Inflammation; program on hold
3.	GLPG1205	GPR84 inhibitor	• Idiopathic Pulmonary Fibrosis (Phase 2 Clinical Trial Ongoing) • Ulcerative Colitis – Failed Phase 2
4.	GLPG1690	Autotaxin inhibitor	• Idiopathic Pulmonary Fibrosis (Phase 3 Clinical Trial Ongoing) • Scleroderma (Phase 2a Clinical Trial Ongoing)
5.	GLPG1837	CFTR	[ *** ]
6.	GLPG1972	ADAMTS-5 inhibitor	• Osteoarthritis (Phase 2 Clinical Trial Ongoing)
7.	GLPG3121	JAK1/TYK2	• Inflammation (Phase 1 Clinical Trial Ongoing)
8.	GLPG3312	[ *** ]	• Inflammation (Phase 1 Clinical Trial Ongoing)
9.	[ *** ]	[ *** ]	[ *** ]

Acquired Galapagos Program:

1.	[ *** ]	[ *** ]	[ *** ]

[…***…].

SCHEDULE H

Galapagos Territory

•

The member states of the European Union as constituted as of the Execution Date (Austria, Belgium Bulgaria, Croatia, Cyprus, Czechia, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom), and all other territories and possessions of the foregoing and all other member states of the European Union as constituted as of the Execution Date.

•	Iceland
•	Norway
•	Lichtenstein
•	Switzerland

SCHEDULE I

Qualifying Data Package

A Qualifying Data Package with respect to a given Galapagos Program shall include copies of the following items, […***…], in each case relating to any Galapagos Molecule or Galapagos Product under such Galapagos Program […***…]:

[…***…]

SCHEDULE J

Form of Security Agreement

[…***…]

SCHEDULE 3.1(B)

Initial R&D Plan and Budget for Autotaxin Program

[…***…]

SCHEDULE 8.10-1

Shared Program Process Definitions

[…***…]

SCHEDULE 8.10-2

Shared Program Process

[…***…]

SCHEDULE 8.10-3

Baseball Arbitration Bookends

[…***…]

SCHEDULE 11.2

Schedule of Exceptions

Schedule 11.2(a)

Title; Encumbrances

[…***…]

Schedule 11.1(c)

No Conflict

[…***…]

Schedule 11.2(c)

Patents

[…***…]

Schedule 11.2(d)

No Infringement

[…***…]

Schedule 11.2(e)

No Conflicts

[…***…]

Schedule 11.2(f)

In-Licenses and Restrictions on Business Activities

[…***…]

Schedule 11.2(h)

Transfer of Rights

[…***…]

Schedule 11.2(i)

Confidentiality of Know-How

[…***…]

Schedule 11.2(j)

No Proceedings

[…***…]

Schedule 11.2(o)

Royalties

[…***…]

Schedule 11.2(s)

[…***…] IP Matters

[…***…]

[…***…]

SCHEDULE 13.3(A)

Form of Press Release

See attached.

A-1